NI 43-101 Technical Report
Yukon-Nevada Gold Corp.
Jerritt Canyon Property,
Elko County, Nevada, USA

Prepared For:
Yukon-Nevada Gold Corp. (YNG)
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada

Prepared By:
Mark Odell, P.E.
Practical Mining LLC
Michele White, CPG
All One River Exploration Data Analysis
Karl Swanson, SME, MAusIMM
Mining Consultant
John Fox, P. Eng.
Consulting Metallurgist

Effective Date: December 31, 2011
Filing Date: April 27, 2012

Contributors:	Endorsed By Qualified Persons (QPs):
Mark Odell, P.E., Consulting Mine Engineer	Mark Odell, P.E., Consulting Mine Engineer
Karl Swanson, Mining Consultant, SME, MAusIMM	Karl Swanson, Mining Consultant, SME, MAusIMM
Michele White, Geologic Consultant, CPG #11252 AIPG	Michele White, Geologic Consultant, CPG #11252 AIPG
John Fox, P. Eng. Consulting Metallurgist	John Fox, P. Eng., Consulting Metallurgist

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Table of Contents

Table of Contents				ii

List of Tables				v

List of Figures				vi

1	Summary			1-1
	1.1	Property Description and Accessibility		1-1
	1.2	History		1-2
	1.3	Geology		1-2
	1.4	Mineralization		1-2
	1.5	Production History		1-2
	1.6	Recent Exploration and Development		1-3
	1.7	Mineral Resource Estimation		1-4
	1.8	Mining		1-6
	1.9	Reserves		1-6
	1.10	Metallurgy and Mill Processing		1-7
	1.11	Environmental Issues		1-8
	1.12	Capital and Operating Costs and Project Economics		1-8
	1.13	Conclusions and Recommendations		1-8

2	Introduction			2-1
	2.1	Terms of Reference and Purpose of the Report		2-1
	2.2	Price Strategy		2-1
	2.3	Qualifications of Consultants and Authors		2-1
	2.4	Units of Measure		2-3

3	Reliance on Other Experts			3-1

4	Property Description and Location			4-1
	4.1	Property Location		4-1
	4.2	Mineral Titles		4-1
	4.3	Location of Mineralization		4-5
	4.4	Environmental Liabilities		4-5
		4.4.1	Waste Rock Seepage	4-5
		4.4.2	Tailings Impoundment Seepage Control	4-5
		4.4.3	Air Emissions Control Technology	4-6
		4.4.4	Reclamation Bond Cost	4-6
	4.5	Permits		4-6

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			5-1
	5.1	Access to Property		5-1
	5.2	Climate		5-1
	5.3	Vegetation		5-1
	5.4	Physiography		5-1
	5.5	Local Resources and Infrastructure		5-1

6	History			6-1
	6.1	Ownership		6-1
	6.2	Past Exploration and Development		6-1
	6.3	Historic Mineral Resource and Reserve Estimates		6-6

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
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7	Geologic Setting and Mineralization			7-1

	7.1	Regional Geology		7-1
		7.1.1	Regional Tectonics	7-1
	7.2	Local Geology		7-3
	7.3	Alteration		7-4
	7.4	Mineralization		7-4
		7.4.1	SSX-Steer Mine	7-4
		7.4.2	Saval Mine	7-6
		7.4.3	Smith Mine	7-6
		7.4.4	Murray Mine	7-7
		7.4.5	Starvation Canyon	7-8
		7.4.6	West Mahala	7-8
		7.4.7	Wright Window	7-8
		7.4.8	Pie Creek	7-8
		7.4.9	Mill Creek	7-9
		7.4.10	Road Canyon	7-9
		7.4.11	Burns Basin	7-9
		7.4.12	California Mountain (NEXT)	7-9

8	Deposit Types			8-1

9	Exploration			9-1

10	Drilling and Sampling Methodology			10-1

	10.1	2011 Surface Drilling		10-2
		10.1.1	Reverse Circulation (RC) Drilling	10-2
		10.1.2	Diamond Drilling	10-3
	10.2	2011 Underground Drilling		10-3
		10.2.1	Cubex RC Drilling	10-3
		10.2.2	Diamond Drilling	10-4

11	Sample Preparation, Analyses, Security, and QA/QC			11-1

	11.1	Jerritt Canyon Laboratory Procedures (2008-2011)		11-1
		11.1.2	Sample Preparation	11-1
		11.1.1	Jerritt Canyon Lab Fire Assay Procedures	11-2
	11.2	Commercial Laboratories		11-2
	11.3	Quality Controls and Quality Assurance		11-3
		11.3.1	2011 Jerritt Canyon and Commercial Laboratory QA/QC Procedures	11-3
		11.3.2	2011 QA/QC Results	11-5

12	Data Verification			12-1

	12.1	Data Vetting Performed Before August 2008		12-1
	12.2	Data Vetting Performed After August 2008 to January 2011		12-1
		12.2.1	2008-2010 Drill Hole Data Audit	12-3
	12.3	Data Vetting Performed on 2011 Drilling Results		12-4

13	Mineral Processing and Metallurgical Testing			13-1

14	Mineral Resource Estimates			14-1

	14.1	Drill Hole Database and Compositing		14-3
	14.2	Geology and Grade-Shell Modeling		14-9
	14.3	Specific Gravity and Density		14-27
	14.4	Statistics and Variography		14-28
	14.5	Block Models		14-53
	14.6	Gold Grade Estimation and Block Calculations		14-72
	14.7	Mined Depletion and Sterilization		14-78

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
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	14.8	Mineral Resource Classification		14-86
	14.9	Block Model Validation		14-88
	14.10	Mineral Resource Statement		14-92
		14.10.1	Underground Mineral Resources	14-92
		14.10.2	Open Pit Mineral Resources	14-92
	14.11	Other Resource Constraints		14-93

15	Mineral Reserve Estimate			15-1

	15.1	Underground Mine Reserves		15-1
	15.2	Open Pit Mine Reserves		15-5

16	Mining Methods			16-1

	16.1	Mining Operation		16-1
		16.1.1	Underground Mining Methods	16-3
		16.1.2	Mine Development	16-5
		16.1.3	Underground Geotechnical Considerations	16-6
		16.1.4	Ventilation	16-6
		16.1.5	Dewatering	16-6
	16.2	Open Pit Mining		16-6
	16.3	Ore Control and Sampling Procedures (Underground)		16-7
	16.4	Jerritt Canyon Ore Stockpile Resource and Reconciliation		16-7

17	Recovery Methods			17-1

	17.1	Processing Facilities, Operating Parameters, and Process Flow Sheet		17-1
	17.2	Recoverability		17-4
	17.3	Historic Processing Plant Production and Cost Data		17-5

18	Project Infrastructure			18-1

	18.1	Road Access		18-1
	18.2	Water Sources		18-1
	18.3	Power Requirements		18-1
	18.4	Sewage and Waste Disposal		18-1
	18.5	Ore Stockpiles		18-1
	18.6	Tailings Facilities		18-1

19	Market Studies and Contracts			19-1

	19.1	Market Studies		19-1
	19.2	Contracts		19-2

20	Environmental Studies, Permitting, and Social or Community Impact			20-1

21	Capital and Operating Costs			21-1

	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-1
	21.3	Cutoff Grades		21-2

22	Economic Analysis			22-1

	22.1	LoM Plan and Economics		22-1
	22.2	Project Sensitivity		22-3

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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23	Adjacent Properties		23-4

24	Other Relevant Data and Information		24-1

25	Interpretations and Conclusions		25-1

26	Recommendations		26-1

	26.1	Dewatering	26-1
	26.2	012 Geological Program	26-1

27	References		27-1

28	Glossary		28-1

29	Date and Signature Page		29-1

Appendix A Certificate of Authors and Consent Forms			1

List of Tables

Table 1.7:	Jerritt Canyon Mineral Resources, Including Reserves – December 31, 2011	1-5
Table 1.9:	Jerritt Canyon Mineral Reserves – December 31, 2011	1-7
Table 2.3:	Key Project Personnel	2-2
Table 2.4:	Units of Measure	2-3
Table 4.2:	Land and Claim Summary for Queenstake Resource’s Jerritt Canyon Project	4-2
Table 4.5:	Operating Permits	4-8
Table 6.2.1:	Historic Open Pit and Underground Mine Production at the Jerritt Canyon Property before Recovery Losses	6-4
Table 6.3.1:	Historic Measured and Indicated Mineral Resources, Including Reserves	6-6
Table 6.3.2:	Historic Inferred Mineral Resources	6-6
Table 6.3.2:	Historic Proven and Probable Mineral Reserves	6-6
Table 10.1:	Jerritt Canyon Drilling (2000 through 2011)	10-2
Table 12.2.1:	Summary of Jerritt Canyon 2008-2010 Assay Database Audit	12-3
Table 12.3.8.1:	Summary of Jerritt Canyon 2011 Data Audit	12-6
Table 14.1.1:	Geology Database Formation Code	14-4
Table 14.1.2:	Summary of Surface Drill Holes at Underground Model Deposits	14-6
Table 14.1.3:	Summary of Underground Production Drill Holes at Underground Model Deposits	14-6
Table 14.1.4:	Summary of Surface Drill Holes at Open Pit Model Deposits	14-7
Table 14.1.5:	Summary of Underground Production Drill Holes at Open Pit Model Deposits	14-7
Table 14.1.6:	Summary of New Surface Drill Holes at Underground Model Deposits	14-8
Table 14.1.7:	Summary of New Underground Production Drill Holes at Underground Model Deposits	14-8
Table 14.1.8:	Summary of New Surface Drill Holes at Open Pit Model Deposits	14-8
Table 14.4.1:	Summary of Statistics by Open Pit Model	14-28
Table 14.4.2:	Summary of Statistics by Underground Model	14-28
Table 14.4.3:	Cap Grade by Open Pit Model	14-41
Table 14.4.4:	Cap Grade by Underground Model	14-41
Table 14.4.5:	Vulcan Ordinary Kriging Input Parameters by Model	14-42
Table 14.4.6:	Murray Variogram Parameters	14-42
Table 14.4.7:	Smith Variogram Parameters	14-45
Table 14.4.8:	SSX Variogram Parameters	14-47
Table 14.4.9:	Starvation Variogram Parameters	14-49
Table 14.4.10:	Saval Variogram Parameters	14-51
Table 14.5.1:	Burns Basin Block Model Details	14-53

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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Table 14.5.2:	Mill Creek Block Model Details	14-54
Table 14.5.3:	Pie Creek Block Model Details	14-56
Table 14.5.4:	Road Canyon Block Model Details	14-57
Table 14.5.5:	Saval Open Pit Block Model Details	14-58
Table 14.5.6:	Wright Window Block Model Details	14-60
Table 14.5.7:	California Mountain Block Model Details	14-61
Table 14.5.8:	Murray Block Model Details	14-62
Table 14.5.9:	Smith Block Model Details	14-64
Table 14.5.10:	SSX Block Model Details	14-65
Table 14.5.11:	Starvation Block Model Details	14-67
Table 14.5.12:	Winters Creek Block Model Details	14-68
Table 14.5.13:	Block Model Variables	14-72
Table 14.6.1:	Block Model Estimation Method	14-73
Table 14.6.2:	Murray Grade-shell Search Ellipse Orientations	14-74
Table 14.6.3:	Estimation Parameters by Block Model	14-75
Table 14.9.1:	Block Model and Composite Grade Comparison by Deposit	14-91
Table 14.10.1:	erritt Canyon Mineral Resources, Including Reserves – December 31, 2011	14-92
Table 15.1:	Jerritt Canyon Mineral Reserves – December 31, 2011	15-1
Table 16.1:	Jerritt Canyon 2010-2011 Production	16-1
Table 16.6.1:	Jerritt Canyon Stockpile Reserve/Resource Summary	16-8
Table 17.1:	Operating Parameters for the Jerritt Canyon Processing Plant	17-1
Table 17.2:	Jerritt Canyon 2008-2011Gold Recovery by Month	17-4
Table 17.3:	Jerritt Canyon Historic and Budgeted Process Production and Cost Data	17-5
Table 18.2.1:	Design Criteria for the TSF-2	18-2
Table 21.1:	Jerritt Canyon Life of Mine Capital Expenditures ($000’s)	21-1
Table 21.2:	Jerritt Canyon Life of Mine Operating Costs (US $/Ore Ton)	21-2
Tables 21.3 and 21.4 give the cutoff grades calculated for each mining area at both the resource price of $1,400 per ounce and the reserve price of $1,275 per ounce		21-3
Table 21.3:	Jerritt Canyon Resource Cutoff Grades at US $1,400/oz	21-3
Table 21.4:	Jerritt Canyon Reserve Cutoff Grades at US $1,275/oz	21-3
Table 22.1:	Life of Mine Production Schedule	22-1
Table 22.1.2:	Income Statement 2012 to 2016 ($000’s)	22-2
Table 22.1.3:	Cash Flow Statement 2012 to 2017 ($000’s)	22-2
Table 22.1.4:	Key Operating and Financial Statistics	22-3
Table 26.1:	Proposed 2012 Jerritt Canyon Drilling and Geology Program ($M)	26-2

List of Figures

Figure 4-1:	General Location Map of the Jerritt Canyon Mine	4-3
Figure 4-2:	General Land Map of the Jerritt Canyon Property with Model Areas	4-4
Figure 7-1:	General Geology Map of the Jerritt Canyon District	7-2
Figure 7-2:	General Stratigraphic Section of the Jerritt Canyon District	7-3
Figure 7-3:	Cross-Section Through the SSX Deposit Showing General Geology	7-5
Figure 10-1:	Burns Basin Drill Hole Plan Map	10-5
Figure 10-2:	Mill Creek Drill Hole Plan Map	10-6
Figure 10-3:	Pie Creek Drill Hole Plan Map	10-7
Figure 10-4:	Road Canyon Drill Hole Plan Map (no new 2011 drilling)	10-8
Figure 10-5:	Saval Open Pit Drill Hole Plan Map	10-9
Figure 10-6:	Wright Window Drill Hole Plan Map (no new 2011 drilling)	10-10
Figure 10-7:	California Mountain Drill Hole Plan Map (no new 2011 drilling)	10-11
Figure 10-8:	Murray Drill Hole Plan Map (no new 2011 drilling)	10-12
Figure 10-9:	Smith Drill Hole Plan Map	10-13

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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Figure 10-10:	SSX Drill Hole Plan Map	10-14
Figure 10-11:	Starvation Drill Hole Plan Map	10-15
Figure 10-12:	Winters Creek Drill Hole Plan Map (no new 2011 drilling)	10-16
Figure 11-1:	Surface QAQC Standards and Blanks Dec 31, 2011	11-6
Figure 11-2:	StandardID:Si54 Assay Name: Au_ALSAA23_opt	11-7
Figure 11-3:	Standard ID: SK52 Assay Name: Au_ALSGRA21_opt	11-8
Figure 11-4:	Standard ID: JCQ06 AssayName:Au_ALSGRA21_opt	11-9
Figure 11-5:	Standard ID: JCQ07 Assay Name: Au_ALSGRA21_opt	11-10
Figure 11-6:	2011 QAQC Surface Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab	11-11
Figure 11-7:	2011 QAQC Jerritt Canyon Mine QAQC Surface Drilling Duplicates ASL-Chemex Lab vs American Assays Lab	11-12
Figure 11-8:	QAQC UG Blanks Dec 31, 2011	11-14
Figure 11-9:	StandardID:Si54 AssayName: Au_ALSAA23_opt	11-15
Figure 11-10:	StandardID: SK52 AssayName:Au_ALSGRA21_opt	11-16
Figure 11-11:	Standard ID:JCQ06 Assay Name:Au_ALSGRA21_opt	11-17
Figure 11-12:	Standard ID:JCQ07 Assay Name: Au_ALSGRA21_opt	11-18
Figure 11-13:	2011 QA QC Underground Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab	11-20
Figure 11-14:	2011 QA QC Jerritt Canyon Mine QAQC Underground Drilling Duplicates ASL- Chemex Lab vs American Assays Lab	11-21
Figure 11-15:	2011 Jerritt Canyon Mine QA QC Underground Drilling Duplicates Jerritt Canyon Lab vs ALS-Chemex Lab	11-23
Figure 14-1:	Open Pit Model Locations	14-2
Figure 14-2:	Underground Model Locations	14-3
Figure 14-3:	Plan View of 0.01 opt Grade-Shells at Burns Basin	14-10
Figure 14-4:	Plan View of 0.01 opt Grade-Shells at Mill Creek	14-10
Figure 14-5:	Plan View of 0.01 opt Grade-Shells at Pie Creek	14-11
Figure 14-6:	Plan View of 0.01 opt Grade-Shells at Road Canyon	14-12
Figure 14-7:	Plan View of 0.01 opt and 0.1 opt Grade-Shells at Saval	14-13
Figure 14-8:	Plan View of 0.01 opt Grade-Shells at Wright Window	14-14
Figure 14-9:	Section 399900N of Burns Basin Grade-Shells and Formation Contacts	14-14
Figure 14-10:	Section 400700N of Mill Creek Grade-Shells and Formation Contacts	14-15
Figure 14-11:	Section 379350N of Pie Creek Grade-Shells and Formation Contacts	14-15
Figure 14-12:	Section 391050N of Road Canyon Grade-Shells	14-16
Figure 14-13:	Section 407200N of Saval Grade-Shells and Formation Contacts	14-16
Figure 14-14:	Section 419250N of Wright Window Grade-Shells and Formation Contacts	14-17
Figure 14-15:	Plan View of 0.1 opt Grade-Shells at California Mountain	14-17
Figure 14-16:	Plan View of 0.1 opt Grade-Shells at Murray	14-18
Figure 14-17:	Plan View of 0.1 opt Grade-Shells at Saval, Steer-SSX, and West Mahala	14-18
Figure 14-18:	Plan View of 0.1 opt Grade-Shells at Smith	14-19
Figure 14-19:	Plan View of 0.1 opt Grade-Shells at Starvation	14-19
Figure 14-20:	Plan View of 0.1 opt Grade-Shells at Winters Creek	14-20
Figure 14-21:	Section 411550N of California Mtn Grade-Shells and Formation Contacts	14-20
Figure 14-22:	Section 379150E of Murray Grade-Shells and Formation Contacts	14-21
Figure 14-23:	Section 390700E of Saval Grade-Shells and Formation Contacts	14-21
Figure 14-24:	Section 400150E of Smith Grade-Shells and Formation Contacts	14-22
Figure 14-25:	Section 369800E of Starvation Grade-Shells and Formation Contacts	14-23
Figure 14-26:	Section 391400E of Steer-SSX Grade-Shells and Formation Contacts	14-24
Figure 14-27:	Section 395175E of West Mahala Grade-Shells and Formation Contacts	14-24
Figure 14-28:	Section 427550N of Winters Creek Grade-Shells and Formation Contacts	14-25
Figure 14-29:	Burns Basin Gold Histogram and Cumulative Frequency Plot	14-29
Figure 14-30:	Mill Creek Gold Histogram and Cumulative Frequency Plot	14-30
Figure 14-31:	Pie Creek Gold Histogram and Cumulative Frequency Plot	14-31
Figure 14-32:	Road Canyon Gold Histogram and Cumulative Frequency Plot	14-32

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
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Figure 14-33:	Saval Gold Histogram and Cumulative Frequency Plot	14-33
Figure 14-34:	Wright Window Gold Histogram and Cumulative Frequency Plot	14-34
Figure 14-35:	California Mountain Gold Histogram and Cumulative Frequency Plot	14-35
Figure 14-36:	Murray Gold Histogram and Cumulative Frequency Plot	14-36
Figure 14-37:	Smith Gold Histogram and Cumulative Frequency Plot	14-37
Figure 14-38:	SSX Gold Histogram and Cumulative Frequency Plot	14-38
Figure 14-39:	Starvation Gold Histogram and Cumulative Frequency Plot	14-39
Figure 14-40:	Winters Creek Gold Histogram and Cumulative Frequency Plot	14-40
Figure 14-41:	Smith Cap Grade Plot	14-41
Figure 14-42:	Murray Downhole Variogram	14-43
Figure 14-43:	Murray Modeled Variogram (270,0)	14-44
Figure 14-44:	Murray Modeled Variogram (180,-15)	14-44
Figure 14-45:	Smith Downhole Variogram	14-45
Figure 14-46:	Smith Modeled Variogram (120,-15)	14-46
Figure 14-47:	Smith Modeled Variogram (330,-30)	14-46
Figure 14-48:	SSX Downhole Variogram	14-47
Figure 14-49:	SSX Modeled Variogram (90,0)	14-48
Figure 14-50:	SSX Modeled Variogram (180,-30)	14-48
Figure 14-51:	Starvation Downhole Variogram	14-49
Figure 14-52:	Starvation Modeled Variogram (300,0)	14-50
Figure 14-53:	Starvation Modeled Variogram (120,-15)	14-50
Figure 14-54:	Saval Downhole Variogram	14-51
Figure 14-55:	Saval Modeled Variogram (90,0)	14-52
Figure 14-56:	Saval Modeled Variogram (180,-30)	14-52
Figure 14-57:	Jerritt Canyon Color Legends	14-76
Figure 14-58:	Section 400300E of Smith Estimated Blocks	14-77
Figure 14-59:	Section 400900N of Burns Basin Estimated Blocks	14-77
Figure 14-60:	Section 379150E of Murray Estimated Blocks	14-78
Figure 14-61:	Plan View of Murray Underground Asbuilt Workings	14-78
Figure 14-62:	Plan View of Smith Underground Asbuilt Workings	14-79
Figure 14-63:	Plan View of SSX Underground Asbuilt Workings	14-79
Figure 14-64:	Section View of Smith Depleted Blocks at 400150E	14-80
Figure 14-65:	Plan View of Existing Pit at Burns Basin	14-81
Figure 14-66:	Plan View of Existing Pit at Mill Creek	14-81
Figure 14-67:	Plan View of Existing Pit at Saval	14-82
Figure 14-68:	Plan View of Existing Pit at Smith	14-82
Figure 14-69:	Plan View of Existing Pit at Winters Creek	14-83
Figure 14-70:	Section View of the Smith Dash Pit at 404650E	14-83
Figure 14-71:	Plan View of Smith Sterilization Polygons	14-85
Figure 14-72:	Plan View of SSX Sterilization Polygons	14-85
Figure 14-73:	Plan View of SSX Sterilization Detail at the 7370 Elevation	14-86
Figure 14-74:	Section 400150E of Smith Classified Blocks	14-87
Figure 14-75:	Section 369750E of Starvation Classified Blocks	14-88
Figure 14-76:	Section View of Smith au_ok Blocks and Composites at 400150E	14-89
Figure 14-77:	Section View of SSX au_ok Blocks with Composites at 391400E	14-90
Figure 14-78:	Section View of Starvation au_id3 Blocks with Composites at 369800E	14-91
Figure 15.1	Existing and planned workings at the Smith Mine	15-2
Figure 15.2	Existing and planned working in the SSX Complex including Saval UG and West Mahala	15-3
Figure 15.3	Existing and planned workings at the Murray Mine	15-4
Figure 15.4	Planned workings at the Starvation Mine	15-5
Figure 15.6	Ultimate Pit Design for Saval Mineral Reserve Area	15-6
Figure 15.7	Ultimate Pit Design for Mill Creek Mineral Reserve Area	15-7

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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Figure 15.8	Ultimate Pit Design for Wright Window Mineral Reserve Area	15-8
Figure 15.9	Ultimate Pit Design for Burns Basin Mineral Reserve Area	15-9
Figure 16-1	Long Hole Open Stope Mining	16-4
Figure 16-2	Drift and Fill Mining with Breasting up the Sill	16-5
Figure 16-3	Stockpile Location Map	16-8
Figure 17-1:	Simplified Ore Processing Flowsheet for the Jerritt Canyon Mine	17-2
Figure 18-1:	Construction Plan for the TSF-2 and WSF	18-3
Figure 18-2:	Aerial view looking east: graded TSF-2 and partially-lined WSF in late 2011.	18-4
Figure 19-1:	Monthly Gold Price 2009 - 2011	19-1
Figure 22-1:	NPV Sensitivity	22-3

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

1      Summary

Yukon-Nevada Gold Corp. (YNG or the Company) engaged Mark Odell of Practical Mining LLC to prepare a Technical Report update on the Jerritt Canyon Mine property north of Elko, Nevada, to meet the requirements of Canadian National Instrument 43-101 (NI 43-101). Mr. Odell enlisted the help from one Mine Engineer consultant, Karl Swanson, and one Geologic Consultant and Exploration and Mining Data Analyst, Michele White, and one consulting metallurgist, John Fox to help prepare this updated NI 43-101 technical report. These people are referred throughout this report as “author.” In June 2007, Queenstake Resources Ltd. merged with YGC Resources Ltd. to create Yukon-Nevada Gold Corp. The Jerritt Canyon Mine is owned and operated by Queenstake Resources USA, Inc. (Queenstake), a wholly owned subsidiary of YNG. This report reflects the most recent resource and reserves based on data produced through December 31, 2011. The effective date of this report is December 31, 2011.The filing date is April 27, 2012 as described in a Yukon-Nevada Gold Corp. press release dated April 23, 2012.

The resources and reserves from 7 underground areas (Smith mine, SSX-Steer mine, Saval, California Mountain, Murray, Starvation and Winter’s Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in this Technical Report based on additional drilling completed in 2011 and/or based on recent remodeling work. The Smith and SSX-Steer underground mines, along with substantial Jerritt Canyon ore stockpiles from historic mining, make up the majority of the reserves in the district. New reserve additions included in this Technical Report relative to the previous report include open pit resources and reserves from Burns Basin, Mill Canyon and Saval and underground reserves from Murray.

The following personnel contributed to the preparation of the report:

Mark Odell, Practical Mining LLC, Consulting Mine Engineer, P.E. and Owner: All Sections;

Karl Swanson, Consulting Mine Engineer, SME, AusIMM: Resources (Section 14 and 15).

Michele White, All One River Exploration Data Analysis (Sections 11 and 12).

John Fox, Laurion Consulting Inc., Consulting Metallurgist (Section 17)

1.1      Property Description and Accessibility

The Jerritt Canyon property is located primarily on private land controlled by Queenstake, and public land administered mostly by the United States Forest Service (USFS) and some by the United States Bureau of Land Management (BLM). The land position covers over 119 square miles. The Jerritt Canyon mine is an operating gold property (since 1981) with two active underground mines, SSX-Steer and Smith, which were both in production at the end of 2011. After the temporary mine shut down in August 2008, mining recommenced at Smith in early 2010 using a contract miner. Mining at the SSX-Steer mine recommenced in the fourth quarter of 2011 using Queenstake staff. The mines produce feed for a process plant located at the site which includes 2 roasters and a carbon-in-leach (CIL) circuit. The project also consists of three non-operating underground mining areas (Murray, MCE, and West Generator); rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities. Exploration and drilling is ongoing at the property to help add additional resources and reserves.

The project is located in Elko County, Nevada about 50 miles north of the city of Elko and is accessed by paved state highway and private access road. The property has been owned and operated by Queenstake since June 30, 2003, when it was purchased from the previous owner, a joint venture between Anglo Gold and Meridian Gold. YNG acquired Queenstake through a merger between YGC Resources, Ltd. (YGC) and Queenstake Resources Ltd (Queenstake Ltd) on June 20, 2007.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

1.2      History

Gold mineralization was originally discovered at Jerritt Canyon in 1972 by FMC geologists during an antimony exploration program. Gold mining commenced in 1981 and has continued since then. Ore was produced from open pits from 1981 through 1999. Underground mining started in 1993 and is the current primary source of mill feed. Additional mill feed in 2010 and 2011 came from low-grade stockpiles located throughout the northern half of the property from previous mining and from purchased ores from nearby mines.

Tens of thousands of drill holes have been drilled from surface and underground on the property since the 1970’s. The bulk of this drill hole information with corresponding geological information and gold assays are captured in digital drill hole databases for use in resource and reserve modeling.

1.3      Geology

The regional geology of the Jerritt Canyon Mine consists of four distinct Paleozoic sedimentary sequences: the western facies, or upper plate of the Roberts Mountains thrust, the eastern facies, or lower plate of the Roberts Mountains thrust, the Schoonover sequence, and the Antler overlap sequence.

The rocks are cut by Pennsylvanian basalt dikes, Eocene basalt and quartz monzonite dikes, and Miocene basalt dikes. The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

1.4      Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hanson Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The ore zones form along well-defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favorable stratigraphic unit and/or local thrust and/or high-angled fault intersection controls. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in pyrite, and as free grains in carbonaceous-rich carbonate and fine-grained, calcareous, clastic sedimentary rocks. Alteration associated with gold mineralization includes silicification, carbon, decalcification, dolomitization, argillization, and pyritization (typically containing elevated arsenic).

1.5      Production History

The Jerritt Canyon mine started up in 1981 as an open pit mine (Enfield Bell Mine) with the initial open pit production coming from the North Generator Hill and Marlboro Canyon deposits. Production from open pits continued through 1999. The first underground mine was started in 1993. Five different underground mines have been operated at Jerritt Canyon over the years. West Generator Murray and MCE are now closed. Production is currently sourced from the Smith and SSX underground mines. Underground mining at the SSX-Steer complex started in 1997, was temporarily stopped in August 2008, and was restarted in October 2011. Underground mining at Smith started in 1999, was temporarily stopped in August 2008, and reopened in February 2010. The MCE underground mine was shut down in 2004 whereas the Murray underground mine was shut down in 2006. The new Steer mine portal, now a part of the SSX complex, was constructed in 2004.

The mines are mechanized operations using backfill both for ground control and for increasing ore recovery. The less refractory ores produced early in the production history were processed through a “wet” mill, which operated until 1997. As the ores became more carbonaceous and refractory, and higher grade with the introduction of underground ore, a dry mill with an ore roasting circuit was added in 1989, and is currently in operation.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Jerritt Canyon has produced over 7.84 million ounces of gold from its open pits and underground mines throughout its history from July 1981 to year-end 2011. Annual production has ranged between 125,000 ounces and 350,000 ounces of gold, at cash costs ranging from $240 to $554 per ounce. Recent annual production from all ore feed sources in 2010 and 2011 has raged between 599,555 to 628,418 dry short tons but have been under a roaster feed restriction rate of 180 total tons per hour. Queenstake, under the ownership of YNG, reports the following recent mill production data from all sources (underground mines, Jerritt ore stockpiles, and third party ores such as Newmont) for the following years:

  2007: 97,198 ounces for the last 6 months;
  2008: 44,732 ounces;
  2009: 9,770 ounces only from stockpiles (no mining occurred); and
  2010: 65,104 ounces; and
  2011: 67,748 ounces.

The mill was voluntarily shut down by Queenstake in February 2008 for an extended safety, care and maintenance cycle. Subsequent to this voluntary shut down, the Company received a “stop order” from the Nevada Division of Environmental Protection (NDEP) due to issues involving the installation and the maintenance of instrumentation necessary to monitor key operating parameters in the emissions control systems. Although Queenstake was able to recommence operations in April 2008 after committing to implementing systems to address the concerns of the NDEP, the Company made the decision to shut down the entire mine in early August 2008 due to the increasing costs associated with the existing mine plan, the required infrastructure expenditures remaining to be completed, and other environmental concerns. The mill restarted on March 25, 2009 and continued processing stockpiled ores near the mill until May 30, 2009 when it was shut down again since Queenstake did not have the components of the calomel system in place as required by the NDEP.

To address the environmental concerns, Queenstake completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades to many key components of the roaster, leach circuit, thickener, and other sections of the mill. On October 20, 2009, with detailed plans in place to address NDEP’s concerns noted above and having completed many of them already, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. Under this agreement, the milling facility is currently permitted to run at 90 tons per hour per roaster which allows for the annual production capacity of 4,320 tons per day for a 24-hour period.

The mill has operated on a more continuous basis since restarting in October 2009. Mining at the Smith mine was restarted in January 2010 using a contract mining company. Recommencement of mining of the SSX-Steer complex by Queenstake staff started in October 2011.

1.6      Recent Exploration and Development

Exploration and production drilling was active at the property in 2011 and forms the basis of the new drill hole information dataset that makes up the revised model and resource and reserve work presented in this Technical Report. A total of 220 surface drill holes (134,277 feet) and 846 underground drill holes (117,245 feet) were completed in 2011 at the property. Additional recent drilling at the property includes a total of 108 surface drill holes (113,130 feet) and 919 underground drill holes (458,120 feet) completed in 2008, and a total of 1,151 underground drill holes (79,691 feet) completed in 2010 at the Smith mine. The surface drilling in 2008 occurred throughout the property whereas the 2008 underground drilling was focused at the SSX-Steer and Smith mines. No drilling was conducted in 2009 and no surface drilling was conducted in 2010.

The company’s protocols and procedures for surface and underground drilling, geological drill hole logging, sampling, assaying by the Jerritt Canyon assay lab and other commercial labs, quality assurance and quality control, and digital drill hole data have been reviewed by the primary author, are presented in this report, and have been determined to meet industry standards. All of the aforementioned protocols and procedures are deemed adequate by the primary author, Mark Odell (QP) and Michele White (C.P.G.) for use to support the December 31, 2011 resource and reserve presented in this Technical Report.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-4
Jerritt Canyon NI 43-101 Technical Report Year End 2011

1.7      Mineral Resource Estimation

The December 31, 2011 mineral resources at Jerritt Canyon are contained within 6 open pits including Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window; and 7 underground areas including California Mountain, Murray, Smith, SSX-Steer, Saval, Starvation Canyon, and Winter’s Creek (Table 1.7) . The recently revised underground resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade-shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging, and lesser inverse distance cubed estimation methods. Block modeling techniques incorporate 5x5x5 ft. block sizes within the digitized grade-shells. The new Smith resource model shows excellent reconciliation with recent mine and mill production from July to December 2011.

Measured Resources as of December 31, 2011 total 4,907 ktons averaging 0.210 opt Au containing 1,031 koz. Indicated Resources as of December 31, 2011 total 7,383 ktons averaging 0.175 opt Au containing 1,289koz. Combined Measured and Indicated Resources as of December 31, 2011 total 12,289 ktons at 0.189 opt Au, containing 2,319 koz. There is an additional Inferred Resource of 4,116 tons at 0.182 opt Au, containing 748 koz. Table 1.7 lists the resources by area. A 0.11 opt Au cutoff grade and a US$1,400/oz gold price was used for the December 31, 2011 underground resources. A similar gold price with variable cutoff grades ranging from 0.038 to 0.043 opt was used for the open pit resources.

The new drilling since December 31, 2010 has been completed in both underground mine and resource areas and in open pit resource areas and have been updated from recent district-wide modeling work for this Technical Report. For this Technical Report, new drilling information for the open pit resources has been included in the Saval, Burns Basin, and Pie Creek pits. Also for this Technical Report, new drilling information for underground resources has been included for Smith and SSX-Steer. Although 2011 drilling was completed at Burns Basin and Starvation Canyon, none of these drill hole assay results made it into the current Technical Report update.

A database audit of the 2011 drill hole assay records (totaling 4.6 percent of the total records) found 6,819 assay records out of 32,355 reviewed records (or 21 percent) with different assay values in the master drill hole database used in resource reserve estimates when compared with the original assay certificates. The data errors are mostly transcription errors in compiling underground production data and do not adversely impact the model. Authors of this report consider the 2011 assay data errors to be within an acceptable limit and verify the drill hole database used to interpret the currently revised geologic model and resource and reserve estimate as valid.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-5
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 1.7: Jerritt Canyon Mineral Resources, Including Reserves – December 31, 2011

Mine	Measured			Indicated			Measured + Indicated			Inferred
	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz
Underground
Smith	2,098.1	0.224	470.2	2,133.4	0.215	458.6	4,231.5	0.220	928.8	979.5	0.196	191.8
SSX	2,248.2	0.211	474.0	1,451.1	0.205	298.2	3,699.2	0.209	772.2	371.7	0.198	73.7
Saval	55.9	0.237	13.2	277.7	0.222	61.5	333.6	0.224	74.8	95.4	0.200	19.1
West Mahala	25.3	0.196	5.0	363.5	0.190	68.9	388.7	0.190	73.9	1,854.6	0.175	324.0
Murray	163.0	0.207	33.7	427.2	0.216	92.2	590.2	0.213	125.9	86.0	0.215	18.5
Starvation	5.9	0.294	1.7	519.4	0.250	130.0	525.2	0.251	131.8	255.4	0.253	64.6
California Mtn.				4.5	0.184	0.8	4.5	0.184	0.8	29.5	0.192	5.7
Winters Creek				90.3	0.162	14.6	90.3	0.162	14.6	9.2	0.186	1.7
Subtotal	4,596.3	0.217	997.9	5,267	0.214	1,124.9	9,863	0.215	2,122.8	3,681.2	0.190	699.1
Open Pit
Burns Basin	34.5	0.087	3.0	309.9	0.097	30.2	344.5	0.096	33.2	14.0	0.079	1.1
Mill Creek	3.2	0.091	0.3	272.9	0.094	25.8	276.2	0.094	26.1	3.4	0.154	0.5
Saval OP	84.8	0.135	11.4	569.5	0.065	37.2	654.3	0.074	48.6	222.2	0.142	31.6
Wright Window	7.9	0.142	1.1	117.8	0.090	10.6	125.8	0.094	11.8	4.8	0.093	0.4
Pie Creek		0.000		205.4	0.087	17.9	205.4	0.087	17.9	4.9	0.090	0.4
Road Canyon		0.000		17.5	0.069	1.2	17.5	0.069	1.2	185.1	0.082	15.1
Subtotal	130.4	0.121	15.8	1,493.1	0.082	122.9	1,623.6	0.085	138.7	434.5	0.113	49.3
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7	-	-	-
Total	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2	4,115.7	0.182	748.4

Notes:	(1) The following parameters were used to determine the gold cutoff grade for each resource area: a US$1,400 per oz gold price which is equal to a 24-month trailing average gold price of US$1,400oz
(2) The December 31, 2011 open pit resources used cutoff grades ranging from 0.039 to 0.043 and are listed below in Table 21.3

(3) The December 31, 2011 underground resources includes only resources inside a 0.12 opt Au grade- shell (0.13 opt at Starvation) and they were deemed by the QP to be minable with respect to existing underground openings.

(4) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-6
Jerritt Canyon NI 43-101 Technical Report Year End 2011

1.8      Mining

Access to the Smith and SSX-Steer underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste. The waste is excavated and placed in a waste dump, whereas the high-grade and low-grade ore types may or may not be blended depending on analytical results, and taken either to the process facility or stockpiled in a nearby location for possible future processing, respectively. Because of the distances from the mine portals to the processing plant, 50 - 150-ton off-road haulers are used for surface ore transport.

Typical mine openings measure 15 x 15 to 20 x 25 feet in cross section. All mine openings are supported with bolts and mesh which provide the primary means of support. Shotcrete may also be applied to supplement the bolts and mesh in heavily jointed rock masses or in those areas where raveling has occurred. Ore is generally developed by drifting adjacent to the zone and then cross-cutting through the deposit at specified intervals. Secondary openings are developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the end stopes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock and cement. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground ore haulage trucks for transport back into the mine stopes.

1.9      Reserves

Mineral reserves as of January 1, 2011 are listed in Table 1.9. The following parameters were used to determine mineral reserves for each area:

  US $1,275 per ounce gold price,

  Grade dependent gold recoveries varying from 75.2% to 90%

  $0.40 per ounce refining charges

  Open pit cutoff grades vary from a low of 0.044 to 0.048 opt

  Underground cutoff grades vary from 0.118 to 0.128 opt

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-7
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 1.9: Jerritt Canyon Mineral Reserves –December 31, 2011

	Proven			Probable			Total
Mine	kt	opt	koz	kt	opt	koz	kt	opt	koz
Underground
Smith	955.9	0.206	197.3	1,100.7	0.217	238.4	2,056.6	0.212	435.7
SSX	598.5	0.192	115.1	682.4	0.189	129.2	1,280.9	0.191	244.4
West Mahala	23.5	0.214	5.0	175.9	0.185	32.5	199.3	0.188	37.5
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.5
Starvation	6.0	0.271	1.6	337.4	0.265	89.3	343.4	0.265	90.9
Murray	106.0	0.213	22.5	306.4	0.224	68.6	412.4	0.221	91.1
Subtotal UG	1,709.6	0.202	346.1	2,752.1	0.214	588.9	4,461.7	0.210	935.0
Open Pit
Burns Basin	45.7	0.093	4.2	303.1	0.076	23.0	348.8	0.078	27.2
Mill Creek	3.2	0.089	0.3	182.9	0.090	16.5	186.0	0.090	16.8
Saval	36.9	0.172	6.3	108.1	0.065	7.0	144.9	0.092	13.4
Wright Window	4.9	0.175	0.9	108.0	0.093	10.0	112.9	0.096	10.9
Subtotal OP	90.6	0.129	11.7	702.0	0.080	56.5	792.6	0.086	68.2
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7
Total	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

The reserves listed in Table 1.9 are a subset of the resources listed in Table 1.7. Dewatering of some of the Smith, West Mahala and Murray reserve areas that lie below the water table will be required. The operating and capital costs at these mines contain provisions for construction and operation of the dewatering system. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF 1). With the replacement of this facility in the near future, this source of water will no longer be available and will be supplied by the mine dewatering operations. A water treatment plant and rapid infiltration basin will be required to dispose of dewatering in excess of the 700 gpm process water requirement.

From January 1, 2011 to December 31, 2011 there has been a total depletion of 55.3 koz (based on reconciled ounces from the mill that excludes reconciled processed ounces from Newmont and other purchased ores during the same time period) that can be accounted for from the following two sources:

  48.1 koz depleted from underground mine ores at Smith and SSX-Steer;

  7.2 koz depleted from Jerritt Canyon stockpiles.

Reserve additions net of depletion total 344 koz relative to the previous NI 43-101 report. The gains are concentrated at Murray and Smith underground mines with lesser additions at Saval open pit, Burns Basin open pit, SSX-Steer underground and Mill Creek open pit.

1.10    Metallurgy and Mill Processing

The ore processing facility at Jerritt Canyon is one of three processing plants in Nevada that process refractory gold ore by roasting for the production of gold doré. The Jerritt Canyon processing plant is currently under a production restriction of 180 tph through its two roasters.

The 4.5year life of mine (LoM) plan targets 1.5M tons per year mill throughput and forecasts a gold recovery of 89.1% .

Currently, ore mined for processing is sourced from the Smith mine (1,100 ore tons per day), SSX-Steer Complex (250 ore tons per day) and Jerritt ore stockpiles. Both the SSX-Steer and Smith underground mine are forecast to ramp up ore production to1,250 tons per day in the second quarter of 2012. With the SSX-Steer mine back in operation and continued stockpile mining, mill production is targeting 4,320 tons per day by the second quarter of 2012.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-8
Jerritt Canyon NI 43-101 Technical Report Year End 2011

1.11    Environmental Issues

Jerritt Canyon has been in operation since 1981. The mine is located primarily on private land controlled by Queenstake, and public land mostly administered by the United States Forest Service (USFS) and some BLM. The project consists of several surface and two operating and three non-operating underground mining areas (Murray, MCE, and West Generator); rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

Major operating permits for the project are in place. Mining is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite.

Environmental liabilities at the Jerritt Canyon property include:

  High sulfate and total dissolved solids in seepage from waste rock from four RDAs; and

  Site closure and restoration including management of seepage from the tailings impoundment.

On July 20, 2009, Queenstake installed a calomel-based scrubber system on the roasters to reduce mercury emissions and to comply with the NDEP and State guidelines. The technology responsible for the calomel-based scrubber system is patent-pending and owned by a senior executive of YNG. Stack tests are being done on a routine basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and meeting the thresholds agreed to in the Consent Decree and/or agreements with the NDEP.

In summer of 2011, Queenstake started construction of a new tailings storage facility (TSF-2) and ancillary water storage reservoir (WSR). Beginning in the third quarter of 2012, the TSF-2 will transition as a replacement repository for mill tailings. The existing Tailings Storage Facility (TSF-1) will cease receiving mill tailings no later than January 2014 and will then enter closure and reclamation.

Queenstake has financed the Jerritt Canyon Operations’ reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early September 2011, the surety provided to government agencies was US $81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remediation of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $36,407,843.

1.12    Capital and Operating Costs and Project Economics

The Life-of-Mine Reserves Plan produces 945 koz from 6.1M ore tons grading 0.175 opt. The plan will generate a 10% discounted Net Present Value of $96.3M, has a profitability index of 1.6 and a 2.1 year payback period. The LOM plan produces a positive cash flow in the first year and therefore the internal rate of return is undefined. Cash operating costs total $763 per ounce with total costs of $963/ ounce. Capital requirements over the 4.5 year reserves life total $183M.

1.13    Conclusions and Recommendations

The Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon Project. In the first year ore will be sourced from the Smith and SSX mines and low grade ore stockpiles. Additional ore sources will be developed at Starvation Canyon and Burns Basin during the year to enhance underground production and replace the stockpile ores as they are depleted. Reopening of the Murray underground mine and additional open pit reserves will be required to maintain processing rates at the desired level over the 4.5 year reserves life.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	1-9
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Resource conversion near the existing and planned underground workings should remain a drilling priority. Conversion of resources near the planned open pits could also significantly add to the project life and economics.

Dewatering will be necessary to recover 184 koz. of reserves located in the Smith, West Mahala and Murray areas. Engineering and permitting of the dewatering facilities must be a high priority to insure these reserves are available when needed.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	2-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

2      Introduction

Yukon-Nevada Gold Corp. (YNG) engaged Mark Odell, P.E., Consulting Mine Engineer, Michele White, C.P.G. Geologic Consultant and Exploration and Mining Data Analyst, and Karl Swanson, MAusIMM; SME, Mine Engineer Consultant, to prepare a Technical Report Update on the Jerritt Canyon Mine north of Elko, Nevada. The scope of the current Technical Report Update is to comply with requirements of Canadian National Instrument 43-101 (NI 43-101). In June 2007, Queenstake Resources Ltd. merged with YGC Resources Ltd. to create Yukon-Nevada Gold Corp. As a result, the Jerritt Canyon Mine is owned and operated by Queenstake Resources USA, Inc. (Queenstake), which is a wholly owned subsidiary of YNG.

This report reflects the most recent resources and reserves based on data produced through December 31, 2011. The effective date of this report is December 31, 2011. This Technical Report was filed on April 27, 2012 and corresponds to the April 23, 2012 press release disclosure. All underground and open pit resources and reserves in this report have been modeled in Vulcan software version 8.1.3.

YNG is considered to be a “producing issuer” for the 2011 year, based on the definition included in the National Instrument (NI) 43-101 guidelines. Throughout this document there are “forward-looking” statements with regards to targeted future mill production for 2012, expectations for restarting mines (e.g. SSX-Steer), and for growing the resources at the property.

2.1      Terms of Reference and Purpose of the Report

This report is intended to provide Queenstake and Yukon-Nevada Gold Corp. with an updated reserve review and technical report for the Jerritt Canyon property that follows existing regulations in Canada. The report meets the requirements for Canadian National Instrument 43-101 and conforms to Form 43-101F1 for technical reports.

Resource and Reserve definitions are as set forth in the back of this Technical Report in accordance with Companion Policy 43-101 CP, “Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, November 27, 2010.” This report was posted on SEDAR on April 27, 2012 and has an effective date of December 31, 2011.

The January 6, 2012 Technical Report has been used significantly for obtaining previous information on the Jerritt Canyon Property which is considered, in part, to still be relevant for use (i.e. property location map, and geological and the previous Jerritt Canyon NI 43-101 Technical Report dated June 28, 2011, as amended on January 6, mineralization descriptions). The reference for this document is: NI 43-101

Technical Report Update by Johnson et al. (2011; 2012) entitled “NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA dated on June 28, 2011, as amended on January 6, 2012”.

2.2      Price Strategy

The reserves were determined using a gold price of $1,275 per troy ounce (US) which is the 36-month trailing average price over the three years from January 2009 to January 2012. The revised underground and open pit resources were estimated using a gold price of US$1,400 per troy ounce.

2.3      Qualifications of Consultants and Authors

The report has been prepared based on a technical and economic evaluation by four independent consultants. All four persons are occasionally referenced throughout the current report as authors of the Technical Report Update. The four consultants were sourced from various areas of the western United States and British Columbia, Canada. The four consultants are specialists in the fields of geology, geological engineering, exploration and mining data management, mineral resource and mineral reserve estimation and classification, metallurgy, and mine engineering including open pit and underground mining.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	2-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

None of the four consultants employed in the preparation of this report have any beneficial interest in Queenstake or YNG or in the assets of Queenstake and YNG. The four consultants will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to the current Technical Report Update are cited as “contributing author” or “primary author” and are listed below. These authors have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Mr. Odell visited the property on several occasions in 2009, 2010 and 2011. Mr. Odell last visited the mine site on February 29, 2012. Ms. White consulted at the Jerritt Canyon Mine site from August 2009 to May 2010, and retained direct hire at the mine from May 2010 to March 2011. Ms. White last visited the mine site January 30-31, 2012. Mr. Swanson visited the property on several occasions in 2010 and 2011 and was last at the property February 2, 2012. Mr. Fox last visited the property from October 24 – 29, 2011.

Mr. Odell is the qualified person (QP) for this report and is cited as “primary author.”

The key project personnel contributing to this report are listed in Table 2.3. The Certificate and Consent forms are provided in Appendix A.

Table 2.3: Key Project Personnel

Company	Name	Title	Discipline
Practical Mining, LLC	Mark Odell	Consulting Mine Engineer	Mining, Reserves
Independent Consultant	Karl Swanson	Consulting Mine Engineer	Resources, Geology, Mining
All One River, LLC	Michele White	Geologic Consultant and Exploration and Mining Data Analyst	Data Validation
Laurion Consulting Inc.	John Fox	Consulting Metallurgist	Mineral Processing

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	2-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

2.4      Units of Measure

The units of measure used in this report are shown in Table 2.4 below. System International (SI) units of measure are used throughout this report unless otherwise noted. A glossary of geological and mining related terms is provided in Section 28.

Table 2.4: Units of Measure

UNITS OF MEASURE
Linear Measure
1 inch = 2.54 cm
1 foot = 0.3048 m
1 yard = 0.9144 m
1 mile = 1.6 km
Area Measure
1 acre = 0.4047 ha
1 square mile = 640 acres = 259 ha
Weight
1 short ton (st) = 2,000 lbs = 0.9071 tonne (t)
1 lb = 0.454 kg = 14.5833 troy oz
Assay Values
1 oz per short ton = 34.2857 g/t
1 troy oz = 31.1035 g
1 part per billion = 0.0000292 oz/ton
1 part per million = 0.0292 oz/ton = 1g/t

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	3-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

3      Reliance on Other Experts

The authors’ opinions contained herein are based on information provided to us by Queenstake and Yukon-Nevada Gold Corp. throughout the course of our investigations. The sources of information include data and reports supplied by Queenstake, Jerritt Canyon and YNG personnel, as well as documents cited in Section 27 hereof.

In addition, discussions were held with the following personnel and experts from Queenstake and YNG regarding their field of expertise with the property:

  John Barta, Environmental Manager, Queenstake Resources USA, Inc. (Sections 4.4, 4.5, 18, and 20);

  William Hofer, Chief Mine Geologist, Queenstake Resources USA, Inc. (Section 10.1 to 10.3, 11.3, 16.4 and 26.2);

  Joel Casburn, Land Manager, Queenstake Resources, USA, Inc. (Section 4.2); and

  John Fox, Metallurgist, Laurion Consulting Inc. (Section 17.3).

Various financial data and operating statistics section 17 have been provided by Shaun Heinrichs, CFO for Yukon-Nevada Gold Corp., and Guy Simpson, General Mine Manager for Queenstake Resources USA, Inc., respectively.

Sources of information are documented within the text and/or in the references (Section 27). The primary author believes the information from these individuals as true based on their work at the Jerritt Canyon mine from 2009 through 2011. Reliance on the opinions and reports of the staff personnel is based on their better working knowledge of their specific disciplines than the primary author. The primary author asked detailed questions of each of these individuals to help verify and clearly state contributions included in this report. The Environmental contributions relied extensively on input from discussion with John Barta. The metallurgical content (2011 gold recoveries in the mill) in this report was highly dependent on discussions with Noel Avenido (Jerritt Metallurgist) and John Fox. The technical status for the claims and land holding is highly reliant on discussions with YNG Land Manager, Joel Casburn, and a 2012 Title Opinion by Richard Thompson. The extent of reliance for the stockpile discussion and Au reconciliation is based on discussions with William Hofer to a high extent. Mt. Hoffer also contributed the sample QA/QC analysis presented in section 11.3. Costs and projections for 2012 provided by Shaun Heinrichs and Guy Simpson are considered to be accurate.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

4      Property Description and Location

4.1      Property Location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41º 23’ North, Longitude 116º West. The property is accessed by paved State Highway 225 about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). Figure 4-1 is a property location map. The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from Section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing a Trimble base receiver for reference corrections) with an accuracy of ±0.5 cm horizontal accuracy and a vertical accuracy of ±1 cm.

All of the drill hole data stored in the acQuire drill hole database are projected in Jerritt Grid. All plan map figures and cross-sections presented in this report are also presented in Jerritt Grid. Jerritt Grid is projected in foot units and equivalent to the NAD1927 State Plane, Nevada East, FIPS_2701 system with a difference of 2,000,000 feet subtracted from the northing grid values in order to limit the number of numeric characters to adhere to mining software constraints.

4.2      Mineral Titles

The property is 100% owned and operated by Queenstake which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. Queenstake is a wholly owned subsidiary of YNG. The following claim details were discussed with Mr. Joel Casburn, the current Queenstake Land Manager, on April 3, 2012.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Queenstake. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

Queenstake owns 2,851 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Queenstake leases 278 claims and 11,271 acres of fee land with mineral rights (Table 4.2) . A map depicting the 2010 general land package is shown in Figure 4-2. All Jerritt Canyon property claims expire on September 1, 2012 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,851 Queenstake-owned claims are $400,400 ($140 per claim) whereas the 278 leased claims are $38,920 (also at $140 per claim). Contributing author, Michele White, has reviewed the lease agreements and Jerritt claim map and finds them to be current and in good order. Additionally, a recent title opinion by Richard Thompson, February 12, 2012 supports a cohesive land package in compliance with Federal and State provisions for claim status with no issues.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 4.2 : Land and Claim Summary for Queenstake Resource’s Jerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,851
Leased Claims	278
Total Claims	3,129
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		24,715

Queenstake controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2011 varied by location and was as much as 5 percent of net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 4-1: General Location Map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
JERRITT CANYON MINE
ELKO
HUMBOLDT
LANDER
EUREKA
WHITE PINE
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
THOUSAND SPRINGS
DEETH
WELLS
HALLECK
ELKO
SPRING CREEK
CARLIN
PALISADE
DUNPHY
VALMY
BATTLE MOUNTAIN
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
GOLD ACRES
RUBY VALLEY
EUREKA
INDEPENDENCE
TUSCARORA
MILES
0 10 20
UTAH
ARIZONA
CALIFORNIA

File name: JC_location_map.ppt

General Location Map of the Jerritt Canyon Mine

Date: June 2, 2011 Approved by: TJ

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-4
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 4-2: General Land Map of the Jerritt Canyon Property with Model Areas

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-5
Jerritt Canyon NI 43-101 Technical Report Year End 2011

4.3      Location of Mineralization

The resource and reserve areas and mine facilities are located within Queenstake owned or leased claims and fee land. Figure 4-2 is a plan map showing the location of the property and claim boundary along with the model areas which contain the resources and/or reserves. The blue lettered areas are open pit models and the red numbered areas are the underground models.

4.4      Environmental Liabilities

Mr. John Barta, Queenstake’s Environmental Manager, provided the review of environmental and permitting activities at the Jerrritt Canyon Project.

Environmental liabilities at the mine include:

  High sulfate and Total Dissolved Solids (TDS) in surface water seepage from four rock disposal areas (RDAs); and

  Site closure and restoration including management of underground seepage from the tailings impoundment.

4.4.1      Waste Rock Seepage

Since being selected for inclusion in the 1981 Environmental Impact Statement (EIS), RDA design criteria have resulted in structuring the RDAs to drain toward the interior to avoid erosion. This design has resulted in four RDAs that exhibit seepage: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs.

Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP/BMRR) to develop mitigation and monitoring plans for these seepages. The Company is developing plans to diminish the flow rate of the seepages and to develop water quality standards for these discharges. In 2012, the Company will begin testing several different strategies to diminish the capture and infiltration of precipitation by the RDAs and to diminish RDA seepage to the extent practicable. The Company anticipates strategies that test successfully may be incorporated into future designs for RDAs.

In 2011 a pilot treatment plant was constructed and in 2012, the Company will test on a pilot scale an active method to treat the DASH East RDA seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

The mine installed a sulfate reduction trench, a passive method of treatment, in Marlboro Canyon to reduce the sulfate and TDS concentrations. Monitoring discharged material captured in the sulfate reduction trench showed sufficient reductions in the concentrations for the first 12-14 months but after that reductions were not considered acceptable to the NDEP. The company is testing organic additives to stimulate the reduction process and will test a stimulant in the field if a candidate stimulant is identified. Monitoring continued through 2011. The discharge ultimately flows into Jerritt Creek which flows into Independence Valley through several ranch properties and infiltrates into the sub-surface alluvium. Sample analyses downstream from the sulfate reduction trench have shown levels of sulfate and TDS acceptable to NDEP standards.

4.4.2      Tailings Impoundment Seepage Control

The first phase of the existing tailings storage facility (TSF-1) was designed in 1979-1980, incorporates an earthen embankment and liner and does not have a synthetic liner. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have been ongoing since that time. In 2011, the Company completed improvements as part of an updated optimization plan for the Seepage Recovery System (SRS). By September 2012, the Company expects to complete the construction a new Tailings Storage Facility (TSF-2) and ancillary Water Storage Reservoir (WSR). The TSF-2 is expected to transition in 2012 as a replacement repository for mill tailings. It is anticipated that TSF-1 will cease receiving mill tailings no later than January, 2014. TSF-1 will then enter closure and reclamation.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-6
Jerritt Canyon NI 43-101 Technical Report Year End 2011

4.4.3      Air Emissions Control Technology

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The performance tests have proven to be successful, and it is expected that the technology will be installed in all stationary sources of mercury emissions by 2012. The calomel system was installed at the roaster facility and operational on July 20, 2009. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior YNG executive. Stack tests are being done on a routine basis and monitored by a third party contractor to monitor the efficiency of the newly installed emissions control system and so far it is performing well and surpassing the thresholds defined in the Consent Decree and/or agreements with the NDEP.

4.4.4      Reclamation Bond Cost

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Approximately 25% of the mining disturbances have already been reclaimed and await release of the re-vegetation requirement. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis.

Queenstake has financed the Jerritt Canyon reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early September 2011, the surety provided to government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$36,407,843. Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial actions mandated by government agencies.

4.5      Permits

Operating permits for the mine are in place and are presented in Table 4.5. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-7
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Permitting activities with the State of Nevada are completed to advance the Starvation Canyon project to an underground mine project. Queenstake has secured the Water Pollution Control Permit for this project and the Reclamation permit, including the bonding. Groundwater monitoring is in progress. The Nevada Highway Department may also need to be notified if any Starvation Canyon ore is planned to be hauled on State Highways to the Jerritt Canyon Processing Facility.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	4-8
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 4.5: Operating Permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	Still active.
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Expired in 2007. There are no triggers requiring the update.
EPA ID Number	U.S. Environmental Protection Agency

The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.

Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control

The Mine has a current Title V air permit. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree are being incorporated in the permit.

Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)

The bond estimate is updated annually with the USFS and the NDEP. The bonding includes the construction of the new tailings storage facility (TSF), water storage reservoir, expanded mining activities, and additional costs for the closure of the existing TSF.

Water Pollution Control Permit	NDEP-BMRR

One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulfate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.

Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste

The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.

General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified.
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and millsite. Upgrades are underway in 2011 for the SSX and millsite systems.
Septic System Permit	Nevada State Health Division

The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified. The package plan will be updated in 2011.

“Mr. John Barta, Queenstake’s Environmental Manager, provided a written update to the Jerritt Canyon Environmental and Permitting status on April 17, 2012. This information has been reviewed by the primary author and judged to be complete.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	5-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

5      Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1      Access to Property

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on Queenstake controlled land.

5.2      Climate

The climate is temperate with winter temperatures between 0º and 40º Fahrenheit and summer temperatures between 35º and 90º. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

5.3      Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

5.4      Physiography

Jerritt Canyon mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

5.5      Local Resources and Infrastructure

Elko, Nevada with a population of 18,300, is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

Power to the minesite is purchased from Nevada Energy through a 125kV, 3-phase transmission line. Cost of electrical power is approximately US$0.066/kWh.

A new natural gas pipeline has recently been installed to the south of the property by another company. Queenstake is examining opportunities to use natural gas to help power some of the mine facilities.

There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a “dirty” water source consisting of the tailings storage facility 1 (TSF-1) seepage collection system that has contributions from 90 small diameter water wells around the TSF-1, four seepage collection trenches, and three embankment blanket drains that collectively produce 1,000 gpm; and (2) a cleaner water source from two deep water wells that are both capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF-1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon mine are from permitted and certificated water rights held by Queenstake and regulated by the Nevada Division of Water Resources.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	5-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Queenstake. In addition, there is sufficient space to place the planned Tailings Storage Facility 2 (TSF-2) and Water Storage Reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond (see Figure 18-1).

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	6-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

6      History

6.1      Ownership

The Jerritt Canyon mine is wholly owned by Queenstake Resources USA, Inc. (Queenstake) after its purchase from the joint venture of Anglo Gold and Meridian Gold in June 2003. The joint venture was formed in 1976 between Freeport Minerals Company, later Freeport McMoran Inc., and FMC, later Meridian Gold. In 1990, Freeport sold its interest in Jerritt Canyon to Minorco and their wholly owned subsidiary, Independence Mining Company, which became the new joint venture partner and operator of the mine. In 1998, Minorco’s North American gold assets, including it’s70% interest in Jerritt Canyon were sold to Anglo Gold.

Queenstake is now a wholly owned subsidiary of Yukon-Nevada Gold Corp. which formed as a result of a merger between Queenstake Resources Ltd. and YGC Resources Ltd. on June 20, 2007.

6.2      Past Exploration and Development

Prospectors explored for antimony in the 1910’s. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970’s there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Historic Jerritt Canyon open pit and underground mining production is shown in Table 6.2. Open pit mining was conducted at the site from startup in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently Underground Mining was initiated at Murray, SSX, MCE and Smith. Currently only the Smith and SSX mines are operating.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	6-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 6.2.1: Historic Open Pit and Underground Mine Production at the Jerritt Canyon Property before Recovery Losses

Open Pit Deposit Name	Years in Operation	Mined Tons (short)	Gold Grade (oz/st)	Ounces (1) (contained)
Marlboro Canyon	1981-1990	5,798,600	0.241	1,400,045
Alchem	1991-1994	1,657,600	0.098	162,621
L. North Gen. Hill	1980-1993	1,226,000	0.192	235,461
U. North Gen. Hill	1980-1993	7,636,300	0.170	1,298,308
West Generator	1986-1993	3,979,000	0.155	616,647
Burns Basin	1988-1998	2,441,800	0.169	412,328
Mill Creek	1992-1994	895,700	0.121	108,270
Pattani Springs	1988-1990	387,000	0.108	41,896
California Mtn.	1993-1994	410,300	0.162	66,341
Dash	1996-1999	1,906,100	0.221	420,789
Winter’s Creek	1992-1995	1,243,700	0.126	156,317
Steer Canyon	1994-1997	477,300	0.132	63,004
Saval Canyon	1994-1997	1,741,900	0.126	218,682
Subtotal	1980-1999	29,801,300	0.175	5,200,709

Underground Mine Production	Years in Operation	Mined Tons (short)	Gold Grade (oz/st)	Ounces (1) (contained)
SSX	1997-2008; 2011	4,434,600	0.289	1,282,063
Steer	2004-2006	68,174	0.233	15,879
MCE (formerly Papillion)	1997-2004	258,295	0.369	95,359
Murray	1997-2006	3,780,795	0.330	1,248,777
Smith	1999-2008; Jan. 2010-YE2011	1,619,000	0.258	417,222
West Generator	1993-1997	460,100	0.235	108,108
Saval	2004-2006	3,500	0.495	1,730
Subtotal	1993-YE2011	10,624,464	0.298	3,169,138

Grand Total	1980-YE2011	40,425,764	0.207	8,369,847
Notes:	(1)	Contained ounces does not include metallurgical recovery;
	(2)	Gold production from open pit mining at Jerritt Canyon started in July of 1981 at the Marlboro Canyon and North Generator Hill pits;
	(3)	The last major open pit mine production was from Dash which was mined from 1996 to 1999;
	(4)	st = short ton; L. = Lower; U = Upper; Mtn. = Mountain; YE = Year-End;
	(5)	Steer is included in with SSX starting in 2006;
	(6)	Steer and Saval underground mining time period not discriminated;
	(7)	Underground test mining began in September 1991 at the Phase 1 Test Project in the highwall of the West Generator open pit;
	(8)	the wet mill closed down in February 1997; the fluid-bed roaster started in 3rd quarter of 1989;
	(9)	Production records above do not show later mining of various low grade stockpile ores;
	(10)	Data compiled from internal Mine records and Jones (2005)

The mines are mechanized operations using backfill for ground control and to increase ore recovery. In the early years, the ores mined at the operation were less refractory and were processed through a “wet” mill. This “wet” mill continued to operate until 1997 and is still located on site. With ores becoming more carbonaceous and refractory, as well as with the introduction of higher-grade ore from underground operations, a dry mill with an ore roasting circuit was added in 1989 and is currently in operation.

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On August 8, 2008, YNG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Department of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 with directives to design a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mine Development (SMD). Underground mining at SSX-Steer Complex recommenced in early October using Queenstake staff. Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The “remote” stockpiles are located in piles away from the processing facility and require hauling to the process plant while the “mill” stockpiles are located near the processing facilities.

Since its inception from July 1, 1981 to year-end 2011, the Jerritt Canyon Mine has produced 7.84 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Queenstake internal reports indicate the total 2011 and 2010 mill production from Jerritt Canyon ores (including Jerritt Canyon stockpile and Newmont ores at 599,555 and 628,418 dry tons containing 73,823and 89,238 ounces, respectively. Queenstake records indicate the 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 224,618 tons with 32,131 ounces of recovered gold attributed to the operation. Cash operating costs were high in 2008 due to mill shut downs in the early part of the year and the mine shut down on August 8, 2008.

Surface exploration drilling and underground core drilling which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, Anglo Gold shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented in Section 9 “Drilling.” After the acquisition of Jerritt Canyon at mid-2003, Queenstake started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake Ltd and YGC in June 2007 up to the August 2008 mine shut down.

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6.3      Historic Mineral Resource and Reserve Estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during Queenstake’s ownership, as documented in NI 43-101 filings are given in Table 6.3.1.

Table 6.3.1: Historic Measured and Indicated Mineral Resources, Including Reserves

Year (Year-End)	Measured			Indicated			Measured + Indicated
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3
2004	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6
2005	3,094.6	0.281	869.7	5,717.4	0.212	1,209.4	8,812.0	0.236	2,079.1
2006	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2
2007	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1
2010	4,549.9	0.236	1,073.1	6,459.5	0.204	1,316.8	11,009.4	0.217	2,389.9

Notes: data relates to historic measured and indicated resources during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports: Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

Inferred resources are listed in Table 6.3.2.

Table 6.3.2: Historic Inferred Mineral Resources

Year (Year-End)	Inferred
	kt	opt	koz Au
2003	5,415.4	0.191	1,034.0
2004	4,058.7	0.219	888.4
2005	2,646.5	0.229	605.6
2006	2,414.8	0.226	545.2
2007	2,319.7	0.224	520.4
2010	3,872.6	0.194	751.3

Notes: data relates to historic proven and probable reserves during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports: Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The proven and probable reserves at Jerritt Canyon during Queenstake’s ownership, as documented in NI

43-101 filings are given in Table 6.3.2.

Table 6.3.2: Historic Proven and Probable Mineral Reserves

Year (Year-End)	Proven			Probable			Proven + Probable
			koz			koz			koz
	kt	opt	Au	kt	opt	Au	kt	opt	Au
2003	932.8	0.299	279.0	2,132.4	0.254	541.1	3,065.3	0.268	820.1
2004	760.5	0.271	206.3	2,750.1	0.243	669.1	3,510.6	0.249	875.4
2005	1,211.3	0.257	311.7	2,511.7	0.225	566.2	3,723.0	0.236	877.9
2006	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7
2007	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3
2010	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0

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Notes: data relates to historic proven and probable reserves during Queenstake’s ownership since 2003 and is from historically published NI 43-101 reports: Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt and SRK Consulting and are therefore viewed by the primary author of this report, Mark Odell (QP), as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 4,365.8 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 11,009.4 kt.

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7      Geologic Setting and Mineralization

7.1      Regional Geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanic rocks and intrusive dikes. A district geologic map is shown in Figure 7-1 and a stratigraphic column is shown in Figure 7-2. Much of this data was previously presented in other published reports (Jones, 2005; McMillan, 2005; Daly et al., 1991) and is still considered to be relevant.

Contributing author of this report, Michele White, has reviewed the geological information in the drill hole databases and finds that the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deem them adequate for use in the present resource and reserve work.

There are four distinct assemblages in the district, characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

  The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;

  The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;

  The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and

  The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

There are 3 ages of dikes: Pennsylvanian basalt dikes, Eocene basalt and quartz-monzonite dikes, and Miocene basalt dikes. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

7.1.1      Regional Tectonics

The regional structural setting of the Jerritt Canyon district is complex with several regional deformation events being evident. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

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Figure 7-1: General Geology Map of the Jerritt Canyon District

Paleozoic Western Facies
Paleozoic Eastern Facies
Tertiary Volcanics
Quaternary Basin Gravels
Faults
Dikes
Wright Window
Murray Mine
Saval
Smith Mine
SSX/Steer Mine
Starvation Canyon
N
0
10,000
Scale in Ft.
File Name: JC_Gen_Geol_map.ppt

Generalized Geology Map of the Jerritt Canyon District

Date: May 2, 2011 Approved by: TJ

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Figure 7-2: General Stratigraphic Section of the Jerritt Canyon District

7.2      Local Geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. Gold mineralization is typically enriched along this discontinuity. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting as seen in the interpretive cross-section through the SSX mine in Figure 7-3.

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7.3      Alteration

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, and argillization. The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon, and decalcification.

7.4      Mineralization

The resource and reserve areas at Jerritt Canyon are shown on Figure 4-3. Drill hole maps and the modeled Au grade-shells used to determine the existing resources as of January 1, 2011 in the main work areas are presented in Sections 10 and 14.2, respectively. Mineralization characteristics in the main work areas are described below and shown in figures in Section 14. Zone numbers in the following descriptions refer to mining areas that are presented in the SRK Year-End 2007 Technical Report.

7.4.1      SSX-Steer Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007 a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990’s following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

Figures 14-4 and 14-13 show mineralization at the SSX-Steer, Saval, and West Mahala model and mining areas. The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in

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Figure 7-3: Cross-Section Through the SSX Deposit Showing General Geology

decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek Units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

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7.4.2      Saval Mine

Previous mining at Saval has included both open pit mining (1994-1997) and small-scale underground mining (Table 6.2.1) from 2004 to 2006 in the highwall of the Saval 2 pit. Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of zone 5 at SSX.

Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface. Saval contains gold mineralization that has been recently remodeled with both 0.01 opt Au grade-shells and 0.10 opt gold grade-shells and is the only deposit included in this Technical Report that contains both underground and open pit minable resources and reserves. The Saval 4 underground deposit is located east of the current Saval open pit resource and reserve.

7.4.3      Smith Mine

The Smith Mine, accessed from near the bottom of the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 a separate portal was developed to access mineralization in the east highwall of the Dash pit. Figure 14-12 shows the underground mine workings, the Dash Pit, and the two existing portals. Figure 14-2 shows the Smith mineralization.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

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The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal.

The East Dash deposit lies approximately 1,800 feet southeast of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. This mineralization is fairly flat lying and is hosted mostly at the contact between the Hanson Creek II and III units. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. Some 2011 drill holes tested the mineralization extent of the East Dash deposit.

The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet. The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet. The depth of the mineralization ranges from near surface at the Dash Pit to 1,200 feet below the surface to the south and east.

7.4.4      Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

Mineralization previously mined at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous ranging from 500 to 2,500 feet. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep. The groundwater table at this former mine currently lies at approximately 6,100 feet in elevation; no dewatering wells are active at Murray today.

Remaining mineralization making up the current resource at Murray has been remodeled as multiple 0.10 opt Au grade-shells occurring in an area up to 1,500 feet long immediately west (and south) of the existing underground workings. These grade-shells range in size from 100 to 800 feet long, 20 to 230 feet wide, and 5 to 40 feet thick and are located on a sub-horizontal to gently to moderately westerly dipping anticlinal fold limb.

Mineralization in Zone 9 is included in the recently remodeled Murray resource. This mineralization is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues; some of this mineralization has been added back to reserves this year based on more favorable mining economics. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization at Zone 9 is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	7-8
Jerritt Canyon NI 43-101 Technical Report Year End 2011

7.4.5      Starvation Canyon

Starvation Canyon occurs in the southern half of the Jerritt Canyon property. Gold mineralization at Starvation Canyon occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone unit III of the Hanson Creek Formation, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

The mineralized zone at Starvation Canyon trends northwest for a length of 1,500 feet and a width ranging from 150 to 400 feet. The mineralized trend has a thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface. The reserves and resources at Starvation Canyon lie above the groundwater table.

7.4.6      West Mahala

The West Mahala mineralized zone lies between the Smith Mine to the east and the SSX Mine to the west and is hosted at the contact between the Roberts Mountain and Hanson Creek Formations. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

Two main pods of mineralization make up most of the resource at West Mahala. One of the mineralized pods is located just east of the existing SSX-Steer underground workings that strikes northwest and is approximately 900 feet long. This pod has been modeled with 4 separate, stacked 0.10 opt Au grade-shells ranging from 5 to up to 60 feet thick.

The northeastern pods of mineralization were modeled as two separate, continuous, gently westerly dipping and stacked 0.10 opt Au grade-shells and are approximately 1,100 feet long by up to 850 feet wide by 5 to 40 feet thick and are open to the west, east, and south. Mineralization in theses pods trends east-west with continuity ranging from 400 to1,100 feet. The majority of the resources at West Mahala lie below the groundwater table.

7.4.7      Wright Window

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization in the resource occurs in four zones (Figures 14-18 and 14-20); the west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade east area is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

7.4.8      Pie Creek

Potentially economic gold mineralization occurs in a series of near-surface zones in the head of Pie Creek drainage on the east flank of Wheeler Mountain in the southern half of the Jerritt Canyon property. Indicated and inferred resources have been included in the block model and are shallow enough (<200 feet in depth below the surface) for consideration of open pit mining. The main pod of mineralization is about 800 feet long, dips moderately to the southeast at about 30°, and is 20 to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit 3 of the Silurian-Ordovician aged Hanson Creek Formation (SOhc3) and is probably controlled by northeast-trending faults. Three other smaller mineralized pods are also hosted in the same rock unit but strike northwest and dip moderately to the north. The main mineralized pod occurs between two mineralized northwesterly cross structures.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	7-9
Jerritt Canyon NI 43-101 Technical Report Year End 2011

7.4.9      Mill Creek

Potentially economic gold mineralization at Mill Creek occurs in a small, near-surface zone located just down the hill from a mineralized zone previously mined by a series of small open-pits. The modeled remaining intact mineralized zone is about 400 ft across, dips moderately to the north at about 400, and varies from 20 to 70 ft in cross-sectional thickness. Mineralization is hosted in unit three of the Silurian-Ordovician aged Hanson Creek Formation (SOhc) and is localized in a structural wedge between intersecting east-west and northeast trending faults that down-drop Hanson Creek unit three against unit four. These faults splay off of the nearby major northeast-trending Mill Creek fault. The Mill Creek fault is of high displacement and cuts diagonally across the district, forming the western boundary of three major lower plate carbonate rock windows.

7.4.10    Road Canyon

Potentially economic mineralization at Road Canyon occurs in a thin, near- or at-surface body10 to 25 feet thick hosted in colluvial material. This mineralization occurs over several hundred feet in length on a moderately sloped hillside. The modeled mineralization is interpreted as the weathered remains of a bedrock gold zone with some amount of downslope movement.

This mineralization was modeled in Vulcan as four separate 0.01 opt Au grade-shells. A much lighter tonnage factor of 17.5 ft3/ton was used for the grade-shell closest to the surface instead of the standard 12.6 ft3/ton in order to better represent swelling and pore space in the unconsolidated material. The unconsolidated material in the near surface mineralization could be potentially scraped or bulldozed in mining.

7.4.11    Burns Basin

The Burns Basin area was previously open pit mined from 1988 to 1998. Gold mineralization that comprises the intact open pit and underground resources is mostly hosted at the contact zone between the Roberts Mountain Formation and the Hanson Creek Formation, and locally between the Hanson Creek III and IV units on a gently easterly dipping anticlinal fold limb. The remodeled 0.01 opt gold grade-shells that make up the bulk of the Burns Basin resource are continuous to semi-continuous, locally stacked shapes ranging from 125 to 3,400 feet long, 40 to 1,360 feet wide, and 20 to 100 feet thick. A significant amount of fill has been placed in portions of the Burns Basin pits, some of which is classified as municipal solid waste and debris from crates, cartons, and perhaps demolition of equipment.

A total of 61 surface drill holes were completed at Burns Basin in 2011 to help delineate and extend detection of the gold mineralization. The assays of these 2011 drill holes were not received in time to be included in this current Mineral Resource. However, information regarding the logged depth of fill and depth to intact rock were included in this Technical Report in order to confirm the deepest mined topographical surface, which helped confirm the existing intact resources in the area.

7.4.12    California Mountain (NEXT)

Potentially economic mineralization in the California Mountain open pit and underground resources are located north and west of the existing California open pit that was mined from 1993 to 1994. This remaining mineralization is hosted both in the Roberts Mountain Formation near the upper contact with the Hanson Creek Formation, and within unit III of the Hanson Creek Formation. The remaining resource mineralization lies on a northeastern mineralized trend.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	8-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

8      Deposit Types

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks.

Gold in the Jerritt Canyon ore deposits occurs as free particles of inter-granular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

The exploration program outlined in this document accounts for all of the previous exploration information that has been conducted in the past which is briefly summarized in Sections 6 and 9. In addition, the planned 2012 exploration program described in Section 26 focuses on drilling resource conversion drill holes both proximal to the Smith and SSX-Steer underground mine infrastructure (underground workings), in the planned Starvation Canyon underground mine, and in open pit resources that have the best potential to advance into potential production. The drilling will be focused along well known mineralized trends (defined by previous drilling, mapping, geophysics, or soil/rock surface sampling) with adjacent in-place infrastructure (underground workings and/or access roads or mining facilities) in order to have the best chance of adding potential new resources and reserves. This will allow the Company to potentially keep feeding ore to the processing facility at Jerritt Canyon well into the foreseeable future. The drilling methods to be employed at Jerritt Canyon incorporate reverse circulation and diamond types which have been proven to work well at other northern Nevada Carlin-Type deposits.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	9-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

9      Exploration

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900’s. FMC Corporation, exploring for antimony in the 1970’s), discovered gold occurring in similar habit to occurrences observed in the nearby Carlin trend. In 1976, FMC, (then Meridian Mining), formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980’s and 1990’s, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999. Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990’s by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years until Queenstake’s acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon (Figure 4-3). Queenstake has increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007 and 2008 was targeted toward further definition and expansion of the resource.

Queenstake has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. Drilling companies that have worked at Jerritt Canyon since 2008 are identified in Section 10 of this report. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

  2003:           280,151 feet of underground and surface RC and Core Drilling;

  2004:           710,896 feet of underground and surface RC and Core Drilling;

  2005:           450,694 feet of underground and surface RC and Core Drilling;

  2006:           396,063 feet of underground and surface RC and Core Drilling;

  2007:           467,242 feet of underground and surface RC and Core Drilling;

  2008:           237,250 feet of underground and surface RC and Core Drilling;

  2009:           no drilling was completed in 2009; and

  2010:           8,756 feet of underground RC and Core Drilling.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	9-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011
  2011           157,769 feet of underground RC and Core Drilling.

Authors of this report reviewed the drilled data results stored in multiple datasets from August 2008 to December 31, 2010 for the current analysis. Since the last technical report for this property, (Johnson et al., 2011; 2012) additional data derived from 2011 drilling was reviewed in detail by author, Michele White. These new datasets included: 1) the 2011 isis-format dataset used for modeling of the new resource and reserve estimates; 2) the centralized acQuire db; 3) Jerritt lab analysis results for underground production drilling; 4) SMD’s internal dataset used in their daily mine plan; and 5) outside certified lab results from ALS-Minerals commercial assay lab. Other data reviewed from 2011 drilling included drill hole collar locations, downhole surveys, and geologic identification of lithology. Data sets derived prior to 2011were in an excellent state of coherency and standardization as of March 2011, as verified by author Michele White – previous Data Manager for the Jerritt Canyon database. Paper drill hole log files, copies of assay certification, and other integral drill hole data information are also in a state of excellent condition for use in the new resource and reserve estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property. Additional comments regarding the condition of the Jerritt Canyon drill hole data are discussed in Section 12 of this report titled “Data Verification.”

There has been considerable geophysical work completed throughout the Jerritt Canyon property since the early 1970’s by numerous contract geophysical companies. A good portion of the property has airborne magnetic data, ground gravity, and ground I.P.-Resistivity. Certain dike sets are identified in the magnetic surveys. Clay alteration is typified with low resistivity response and gravity low whereas silicification typically show up as resistivity highs and associated gravity highs. In addition, deep IP magnetotelluric (MT) surveys and Controlled Source Audio Frequency Magnetotellurics (CSAMT) surveys have been applied locally on the property and have been able to identify main structures that cross the property.

There have also been considerable soil surveys, rock chip sampling, and trench and road-cut sampling performed in the district by employees of the Jerritt Canyon mine. The soils have been typically collected on a predefined north-south oriented grid and analyzed for multi-element geochemistry. Soils overlying shallow ore bodies at Jerritt Canyon are generally enriched in As and Au. The surface geochemistry is stored in a separate acQuire database.

Exploration expenditures by Queenstake in recent years are listed below:

  2007: $7.23 million;

  2008: $6.48 million;

  2009: $0;

  2010: $0.8 million; and

  2011: $8.04 million.

Exploration and development drilling conducted in 2011 targeted either: (1) locating new areas of resources and reserves away from existing underground development; (2) converting existing resources to reserve (near-mine); or (3) drilling in previously disturbed areas including historic open pits. In addition, ground geophysics (I.P.) was conducted in the south part of the district over Starvation Canyon and adjacent exploration targets, and geotechnical drilling was completed in the Starvation Canyon deposit. The proposed 2012 Jerritt Canyon geological program, consisting mostly of development and resource conversion drilling, totals $5.6 million dollars and is separated into three phases (Hofer, 2012). A summary of the geological drilling program is provided in Section 26.2.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	9-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

A significant portion of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. Most of the historical open pit resources have not been reassessed prior to this technical report when the gold price was at a much lower price per ounce than it is today.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	10-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

10      Drilling and Sampling Methodology

Numerous drilling campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. Exploration drilling programs typically consist of vertically oriented RC drilling at about 200 foot centers. The spacing is then reduced to about 140 feet and finally, to 100 foot centers or less. Surface core drilling typically makes up about 5% to 10% of the total drilling. During the early drilling years in the 1970’s and 1980’s when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface and stopped regardless of the geological rock unit or alteration that was encountered. As a result, the district-wide surface drilling is extensive but only for shallow examination. The potential for deeper targets is yet to be investigated.

In the underground mines up to December 31, 2011, definition drilling included core drilling on 50-foot centers from underground stations, using NQ-sized (1.875 inches in diameter) core. In mid-2011 drilling with HQ core was used locally. HQ core is 2.5 inches in diameter. In 2010, underground diamond drilling was used for exploration and resource conversion. Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40 foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 and 2011, a 5200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on close centers of 10 to 20 feet. The majority of drill holes, other than the production holes, have been measured for downhole deviation. A used Cubex drill rig was purchased in 2011 by Queenstake to conduct underground production drilling at SSX-Steer.

Tens of thousands of holes have been drilled on the property over the years. As of December 31, 2011, there are a total of 15,093 surface drill holes totaling 8,583,348 feet and 37,663 underground drill holes totaling 3,185,739 feet in the acQuire digital drill hole databases. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 7,500 underground drill holes with more than 1.61 million feet; the SSX mine has nearly 21,700 underground drill holes with 2.75 million feet of drilling. Figures 10-1 to 10-12 show the drill hole plan maps for all of the models. (The new, 2011 drill holes are symbolized with round, red dots for collars.)

Drilling at Jerritt Canyon for the last eleven years is shown in Table 10.1. Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies and underground drill rigs owned by Anglo Gold and Meridian Gold. Since Queenstake purchased the project in 2003 has been performed using underground drill rigs owned by Queenstake or contract drilling companies. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

The authors of this report find the drill hole data in the acQuire drill hole database suitable for use for the current resource and reserve work. Additional details of the quality of the drill hole data are discussed in Section 12 of this report.

Drilling in 2008 was conducted both underground at the SSX and Smith Mines and throughout the property on the surface. 2010 underground drilling was conducted at the Smith Mine. No underground drilling was conducted in 2009. No surface drilling was conducted on the surface in 2009 or 2010. All of the surface and underground drilling methodologies used in 2008 and 2010 were similar to that performed in 2007 as described in previous technical reports and are summarized below.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	10-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 10.1: Jerritt Canyon Drilling (2000 through 2011)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	-	-	-	-	-	-	-	-	-	-
2010	0	0	0	0	8	8,126	3	630	1,140	70,935
2011	208	120,130	12***	14,147	37	23,492	-	-	809	93,753

Notes:	*2000 surface core footage is included with surface RC; **2000 and underground RC drilling is included with production drilling; No drilling was conducted in 2009;
Queenstake owned the Jerritt Canyon property since mid-2003; YNGC has owned Queenstake since mid-2007;
Contract drilling companies have completed almost all of the surface drill holes in Table 10.1;

Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008, and in 2011; A single contract drilling company conducted the underground drilling in 2010.

10.1      2011 Surface Drilling

10.1.1      Reverse Circulation (RC) Drilling

The 2011 reverse circulation (RC) drilling was conducted by three separate contract companies (Rimrock, National EWP, and WDC). Down-hole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Drill hole collar locations were surveyed by in-house surveyors. The vast majority of the 2011 drilling targeted conversion of both underground (ug) and open-pit (op) resources in the following areas: Mahala (ug), East Mahala/East Dash (ug), West Mahala (ug), Starvation Canyon (ug), Burns Basin (op), Saval (op), West Generator (op), and Pie Creek (op).

The 2011 surface RC holes ranged from 4 5/8 inches to 5 ½ inches in diameter (dependent upon bit type – hammer vs. tri-cone). Sample collection was conducted on 5 foot intervals, according to the following protocol established by Queenstake.

  RC drilling operations collected samples in 10 x 17 inch polypropylene bags throughout the entire length of each drill hole.

  The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may vary due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of “pie covers” used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are; 1) zones of poor return, 2) extreme groundwater production that requires the use of a tri-cone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split;

  Samples were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off;

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	10-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011
  RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return were marked on the tray with “No Sample” or “Void”; and

  A drill interval that does not return any sample was marked on the sample bag as “No Sample” and placed in the appropriate shipping bag along with the other samples.

Queenstake representatives transported the RC samples, on a nearly daily basis, from the drill site to the lay-down area immediately adjacent to the surface core logging facility. Approximately 150-200 samples per day (on average) were handled at the lay-down area and prepared for shipment to the commercial lab. Sample shipments occurred twice a week. American Laboratory Services (ALS) provided transport of samples (RC & Core) to their Elko, NV sample preparation facility. During non-operational business hours the security of samples at the lay-down area was maintained by Jerritt Canyon Mine Security Department.

10.1.2      Diamond Drilling

2011 surface diamond drilling and geotechnical drilling was conducted by American Drilling, Inc. at the Starvation Canyon deposit using HQ diameter (2.5 inches) core. Two contract companies (IDS & COLOG) were utilized to conduct down-hole gyroscopic and tele-viewer surveys, respectively, to enable 3 dimensional orientation of the core. Representatives of Golder & Associates engineering firm conducted core orientation, collection of geotechnical data and photographing the drill core as specified by Queenstake Resources USA, Inc. Queenstake representatives conducted geologic logging and subsequent sampling of the core. Sampling was conducted by halving the core using a diamond bladed masonry saw. Surface diamond drilling, for resource conversion, was conducted at West Mahala, Mahala, and East Mahala/East Dash. Pre-collared holes were drilled by reverse circulation to a depth of 800 feet and casing was installed. HQ core was drilled from the bottoms of the RC pre-collars to pre-planned total depths. Queenstake representatives collected the core from the respective drill sites and delivered it to the Jerritt Canyon core shed. The core was photographed then logged for lithological information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core was cut or split with a diamond saw or hydraulic splitter and half of the core was sent to the lab for analysis while the remaining half core was re-boxed and secured in containers under lock and key. Transport of samples and security during non-operational business hours was as described in Section 1.1.1.

10.2      2011 Underground Drilling

In 2011, underground drilling consisted of Cubex RC drilling for the purpose of ore definition / delineation. Diamond drilling was conducted for the primary purpose of resource conversion with a limited amount of exploration drilling.

10.2.1      Cubex RC Drilling

One Cubex RC drill was used underground in 2011 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The Cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94 -inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	10-4
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Drill hole length was generally less than 100 feet but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 x 17 inch sample bags were used for the 2010 Cubex drilling. The sample bag was placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin at least 5 feet back from the face and were evenly spaced generally every 15 to 30 feet down the heading, and were surveyed and marked in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measured and recorded the location of the drill hole collar after drilling of the drill hole. Collars were not resurveyed after the drill hole is completed. No down-hole survey was performed on the 2011 cubex drill holes. The azimuth for each underground Cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

A limited amount of Cubex drilling was conducted at the SSX-Steer mine (Queenstake operated) in 2011. Drilling, sampling, and survey operations were coincident with that described above for the Smith mine.

10.2.2      Diamond Drilling

Diamond drilling in 2011 was conducted by American Drilling Corp. utilizing a Diamec U8 hydraulic-electric drill and drilled HQ diameter core. The underground core rig was used to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole. Magnetic declination used at Smith mine was 13° 45’E. Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

The diamond drill core was placed in labeled cardboard boxes and transported by the drill contractor to the Jerritt Canyon surface core logging facility. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logged the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was sawed into two equal pieces where the rock was competent or equally split where the rock was strongly fractured or broken. One half of the core was typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2011 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist.

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Figure 10-1: Burns Basin Drill Hole Plan Map

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Figure 10-2: Mill Creek Drill Hole Plan Map

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Figure 10-3: Pie Creek Drill Hole Plan Map

381000 N
380000 N
379000 N
378000 N
387000 E
388000 E
389000 E
390000 E
391

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Figure 10-4: Road Canyon Drill Hole Plan Map (no new 2011 drilling)

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Figure 10-5: Saval Open Pit Drill Hole Plan Map

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Figure 10-6: Wright Window Drill Hole Plan Map (no new 2011 drilling)

420000 N
419000 N
418000 N
372000 E
373000 E
374000 E

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Figure 10-7: California Mountain Drill Hole Plan Map (no new 2011 drilling)

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Figure 10-8: Murray Drill Hole Plan Map (no new 2011 drilling)

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Figure 10-9: Smith Drill Hole Plan Map

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Figure 10-10: SSX Drill Hole Plan Map

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Figure 10-11: Starvation Drill Hole Plan Map

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Figure 10-12: Winters Creek Drill Hole Plan Map (no new 2011 drilling)

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11      Sample Preparation, Analyses, Security, and QA/QC

Drill hole samples in 2008 2010 and 2011 were analyzed at both the Jerritt Canyon assay lab and two commercial laboratories: ALS and American Assay Laboratory (AAL). The discussion below details the procedures and protocols used to collect and store the data for the Jerritt Canyon property. The Quality Assurance and Quality Control (QA/QC) programs are also detailed below.

11.1      Jerritt Canyon Laboratory Procedures (2008-2011)

In 2008, 2010 and 2011 the mine utilized the non-certified Jerritt Canyon assay laboratory (JC lab) for analytical work on the underground samples with check samples sent to the certified (ISO/IEC 17025:2005) ALS Laboratory Group (or ALS Chemex lab or ALS) for comparison. In 2010 and 2011, the JC lab was utilized for analytical work on the underground production Cubex drill hole samples with check samples sent on a quarterly basis to ALS Chemex for comparisons. The samples for most of the surface drilling in the West Dash resource area in 2006 were also analyzed at the Jerritt Canyon facility. The JC lab is located in a separate building close to the ore processing plant. The JC lab has all the normal sample preparation equipment and facilities but is a noncertified lab.

Towards the end of 2011, the JC lab replaced the two disc pulverizers with 2 BICO ring and puck mills to increase production and obtain a more consistent grind for the assay pulps. In 2008, the laboratory operated continually with a crew of 16 and performed about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. In 2010, the Jerritt Canyon assay lab was operated using one 12-hour work shift with a crew of 15 and performed approximately 360 assays per day. At the beginning of 2011, the JC Lab converted to running 24 hours a day utilizing four 4-man crews working 12 hour shifts. Shifts were supervised with 2 lead personnel who worked dayshift each directing 2 crews. The regular assay processes workload remained the same in 2011 as in 2010.

At the end of 2011, all of the fire assay furnaces in the JC lab were replaced with new furnaces that included a multi-pour system. The ventilation system for the JC fire lab was completely re-engineered and replaced with a more efficient, safer system that included the addition of a bag-house specifically designed to collect lead emissions from the fire assay process.

In anticipation of the potential for handling complex refractory ores, the JC lab also purchased a new AGILANT (Varian) 200 Series atomic adsorption spectrophotometer with an AGILANT Sample Introduction Pump System (SIPS 10/20). This device will enable the JC lab to complete assays using an instrument finish as opposed to a gravimetric finish for more accurate results, particularly for lower-grade ores but has not been implemented yet..

11.1.1      Sample Preparation

All of the underground samples received at the JC lab in 2008-2011 arrived with bar-coded labels and were transported to the front laydown area in front of the garage door by the drillers, Queenstake staff geologists, drilling support staff, or mine staff working with the contract miner SMD. The labels on the bags correlate to sample logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar-codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices). As a result of this event, assay lots were auto-created in a database. During the process of bar-code acquisition, in 2009 and the first half of 2010, some labels were manually entered into the database by hand because the LIMS system software was not fully operational. The surface drill hole sample numbers arrived at the lab with labels on the sample bags and then those sample numbers were hand-logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to further preparation for sampling procedures.

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All logged samples in 2010-2011 were dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008 and 2011, a rotary (automatic) 1:4 split (50 rotary cuts minimum) followed the first stage of crushing. Core samples were first-stage crushed99% to1-inch prior to the split; all other types are typically crushed to 1/2 inch prior to the first-stage split. Second stage crushing (99% to 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split is then pulverized in a plate mill to 95%-150 mesh (Tyler) and blended for five minutes on a rotary blending wheel. In 2012 the pulverizing will be completed using ring & puck mills as opposed to the disc pulverizers used in the past. The processed samples are then placed in bar-coded sample cups and transferred to fire assay.

11.1.2      Jerritt Canyon Lab Fire Assay Procedures

A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. In 2008 and 2009, of the 24 samples on each tray, one was a repeat sample, one was a standard, one was a blank, and one was a blind standard inserted into the sample stream by the Geology department. The samples in 2008-2011 were fired by the method of fusion/cupellation with a gravimetric finish. The balance used for the final weighing from 2008-2011 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services. During 2012 the JC lab will introduce the multi-pour system and the instrument finish for gold determination to increase accuracy and production rate.

The fire assay method used in 2008, as itemized above, provided a template for assay methodology in 2010-2011. Differences in the 2010-2011 method utilized in 2010-2011 include, of the 24 samples on each tray, one was a triplicate sample (in the eleventh position of the sample sequence for facilitating retrieval to send to ALS Commercial Lab for an assay check), one was a blank (second in the sequence), and one was a blind standard inserted into the 24th position of the sample sequence by the JC lab department. The standards used in 2010 and 2011 were the same standards used in 2008 by the Geology Department (Rocklabs and in-house standards JCQ06 and JCQ07 described below in Section 11.3) and presented to the JC lab by the Jerritt Geology staff as pre-labeled blind pulp bags. A few non-certified standards were used by the JC lab in the first half of 2010 for a short period of time while certified standards were being purchased or made. All reference standards utilized in the JC lab during 2011 were certified standards as described below in section 11.3.

For 2008 to 2011, the JC lab in-house quality assurance/quality control (QA/QC) procedure for checking the accuracy of the Jerritt Canyon lab consists of submitting material from saved duplicate samples of the mill feed and tail daily samples to outside labs for comparison. Samples in 2008 were submitted on a weekly basis to either Rocky Mountain Geochemical or Chemex Laboratories. Data was compiled from the JC daily assay sheet and then compared with the results from the two outside labs. The results of the comparison were entered into a statistical program and a running check was maintained on the data.

During 2011, randomly selected samples from production drill hole material were submitted on a quarterly basis to ALS-Chemex Lab by the Jerritt Geology staff for QA/QC checks. The JC lab staff compiles the results of each 24-sample assay batch and forwards the final results to the Geology Department as individual .csv spreadsheet files. The Geology Department compiles the Production drill hole assay results and QA/QC sample result from the JC daily assay sheets and imports the data to acQuire database software. The results from both the JC assay lab and outside labs are compared and monitored using QA/QC protocols set up in acQuire and described in Section 11.3 of this report.

11.2      Commercial Laboratories

Surface RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2011, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay.

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ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010 sample preparation procedures for ALS Chemex include:

  the PREP-31 ALS method code that consists of cataloging the sample number, weighing the sample, fine crushing the sample to better than 70 percent passing a 2mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;

  Dry-21 ALS method code; and

  CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled and sealed sample bags for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their sample preparation lab in Elko, Nevada and eventually to their assay lab in Reno, Nevada for analysis. The 2010 assay procedures for ALS Chemex included:

  The Au-AA23 ALS method code that consists of a 30g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;

  The Au-GRA21 ALS method code that consists of a 30g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for over-limit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex. American Assay Laboratory is an ISO noncertified lab and has a sample preparation facility in Elko, Nevada and an assay laboratory in Sparks, Nevada.

Diamond-drilled core was transported from the underground drill stations to the Jerritt Canyon core logging facility by the contract drillers and/or Queenstake geological staff and the diamond-drilled core was stored and logged in a secure (lockable) facility until it was processed for shipment to an assay lab.

11.3      Quality Controls and Quality Assurance

11.3.1      2011 Jerritt Canyon and Commercial Laboratory QA/QC Procedures

In 2011, the laboratory QA/QC procedures were as follows:

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Jerritt Canyon Laboratory

•      One standard sample per 24 samples;

•      One blank sample, consisting of silica sand, per 24 samples; • One triplicate sample per 24 samples;

•      Check assays consist of in-house QA/QC procedures identified above, and submitting saved triplicates of the production drill hole samples to an outside certified lab for comparison. The production drill hole samples are submitted on a quarterly basis to ALS Chemex Laboratories. The QA/QC program targeted approximately 1% of the total sample population to be check assayed by ALS.

Commercial Laboratory

A commercial laboratory was used to assay surface and underground exploration and resource conversion drill holes. The (2 Tiered) QA/QC protocol for 2011 is summarized below:

Tier 1

•      A blank sample consisting of silica sand inserted as the second sample for each drill hole;

•      One standard sample (listed below) inserted into the assay sample stream every 20th sample. Standards are inserted sequentially (based on either ascending or descending assay value) throughout the entire length of a given drill hole;

Tier 2

•      On a quarterly basis submit the original pulp reject (assayed at ALS Chemex lab) to ALS Chemex. The samples are re-labeled with new sample identification numbers. For the underground drill core, approximately 15% of the original samples assaying > 0.070 opt. and 5% of original samples assaying 0.010 -0.069 opt. are randomly selected from the total sample population. For the surface drilling (RC & Core) the same percentiles of original samples are randomly selected but from 30% of the total sample population. Blanks and standards (as per Tier 1) are submitted with the pulp rejects.

•      On a quarterly basis submit original pulp reject (assayed at ALS lab) to AAL lab using the same sample numbers as the original sample. The sample selection criteria are identical to that described above (excluding those samples selected to be re-submitted to ALS).

All samples submitted to be initially analyzed via Fire Assay with an AA finish. Samples with initial assay result > 0.070 opt. Au are re-analyzed via Fire Assay with a Gravimetric Finish. In this instance the database recognizes the result attained from Fire Assay with a Gravimetric Finish as the “best assay”.

The 4 standards, listed below, were used in 2011. Standards Si54 & SK52 were sourced from a certified commercial laboratory (Rocklabs Ltd.). Standards JCQ06 &07 were sourced from Jerritt Canyon ores. The determined gold concentrations, for each standard used throughout 2011, are as follows:

•      JCQ06 – 0.159opt (Jerritt Canyon mineralized rock source);

•      JCQ07 – 0.241opt (Jerritt Canyon mineralized rock source);

•      Si54 – 0.0519opt (Rocklabs certified standard); and

•      SK52 – 0.1198opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone material that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random “blind” pulp samples with labeled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

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The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, > 90% of the standard assay results must be within two standard deviations (accuracy) of the recommended standard value listed above. Various graphs and a discussion of the results for the 2011 QA/QC program are below.

Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

11.3.2      2011 QA/QC Results

Surface and underground drill data are segregated in the Jerritt Canyon drill-hole database hence the QA/QC data is reported upon separately. In the underground drill-hole database standard and blank sample data are captured for only the exploration diamond drilling.

For the 2011 surface drilling:

Tier 1 QA/QC consisted of submitting (to ALS) a total of 850 blank and standard samples. Zero (0) errors were encountered in the assay results for the 160 blank samples (100% accuracy) (Figure 11-1). For the four (4) standards listed an aggregate of 690 samples were submitted. From the assay results 32 samples (4.5% of total sample population) were found to be in error (the independent laboratory, ALS, had 95.5 % accuracy on the aggregate standard sample population in 2011).

The accuracy for the respective sample populations of the four (4) individual standards is as follows:

Si54: 231 total samples; 96.1% accuracy (Figure 11.2)

SK52: 208 total samples; 94.3% accuracy (Figure 11.3)

JCQ06: 154 total samples; 94.8% accuracy (Figure 11.4)

 JCQ07: 100 total samples; 95.0% accuracy (Figure 11.5)

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Figure 11-1 Surface QAQC Standards and Blanks Dec 31, 2011

Laboratory: **ALS-Chemex** **Year: 2011**

Parameters

Threshold	10	x Detection Limit
Upper Warning	1	x Std Dev de StandardID
Lower Warning	1	x Std Dev de StandardID
Upper Error	2	x Std Dev de StandardID
Lower Error	2	x Std Dev de StandardID
Lower Bound		x Std Dev de Population
Upper Bound		x Std Dev de Population

Chart Legend

Expected Value	1SD	2SD	3SD
Warning	Error	Moving Average	Threshold
Error	Warning	Normal	

StandardID: **Blank** AssayName: **Au_ALSAA23_opt**

Standards by Date : Blank : Au_ALSAA23_opt
Assay Value
0.00
8/29/2011
9/7/2011
9/16/2011
9/25/2011
10/4/2011
10/13/2011
10/22/2011
10/31/2011
11/9/2011
11/18/2011
11/27/2011
12/6/2011
12/15/2011
12/24/2011
RETURNDATE

Num Analyses	160
Num Outside Warning Limit	0
Num Outside Error Limit	0
Num Analyses below Threshold	0
% Outside Error Limit	0
Mean	0.0001
Median	0.0001
Min	0.0001
Max	0.0057
Standard Deviation	0.0005
% Relative Standard Deviation	348.9361
Standard Error	0
% Relative Standard Error	27.5856
Total Bias	0

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Figure 11-2 StandardID: Si54 Assay Name: Au_ALSAA23_opt

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Figure 11-3 Standard ID: SK52 Assay Name: Au_ALSGRA21_opt

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Figure 11-4 Standard ID: JCQ06 AssayName:Au_ALSGRA21_opt

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Figure 11-5 Standard ID: JCQ07 Assay Name: Au_ALSGRA21_opt

Tier 2 QA/QC consisted of submitting 43 check samples to ALS and 45 check samples to AAL. Detailed results can be seen on Figure 11-6 (2011 QAQC Surface Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab) and Fig. 11-7. (2011 QAQC Jerritt Canyon Mine QAQC Surface Drilling Duplicates ALS-Chemex Lab vs American Assays Lab).

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Figure 11-6 2011 QAQC Surface Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab

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Figure 11-7 2011 QAQC Jerritt Canyon Mine QAQC Surface Drilling Duplicates ASL-Chemex Lab vs American Assays Lab

Parameters

Threshold	10	x Detection Limit
% Warning	5	x Std Dev de StandardID
% Error	10	x Std Dev de StandardID

Chart Legend

X=Y — Warning — Error — Threshold — Normal — Warning — Error

AssayName: **Au_AA_opt**

Check
0.27
0.24
0.21
0.18
0.15
0.12
0.09
0.06
0.03
0.00
0.00 0.03 0.06 0.09 0.12 0.15 0.18 0.21 0.24 0.27
Original

Num Analyses	45	
Num of Analyses below Threshold	0	
Num Outside Warning Limit	27	
Num Outside Error Limit	14	
	ORIG	DUP
Mean	0.0817	0.0775
Median	0.069	0.067
Min	0.0105	0.01
Max	0.256	0.252
Standard Deviation	0.0626	0.0624

AssayName: **Au_GRAV_opt**

Check
0.27
0.24
0.21
0.18
0.15
0.12
0.09
0.06
0.03
0.00
0.00 0.03 0.06 0.09 0.12 0.15 0.18 0.21 0.24 0.27
Original

Num Analyses	22	
Num of Analyses below Threshold	0	
Num Outside Warning Limit	7	
Num Outside Error Limit	3	
Num Analyses below Threshold	0	
	ORIG	DUP
Mean	0.1287	0.1276
Median	0.1205	0.114
Min	0.07	0.064
Max	0.254	0.25
Standard Deviation	0.0526	0.0552

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In each instance (for those samples analyzed by fire assay with gravimetric finish- Au_Grav_opt) an excellent correlation is seen between the initial assay and the check assay results attained by both ALS and AAL.

Initial analysis of the 45 check samples (fire assay with AA finish-Au_AA_opt) conducted by AAL contained a substantial number of results outside of the error limit. The bulk of these samples had gold contents (0.060 opt) that are of no current economic importance and as such the results are not considered significant.

An error was committed on the sample submittal form to ALS resulting in the check samples only being analyzed via Fire Assay with Gravimetric Finish.

For the 2011 underground drilling:

Tier 1 QA/QC consisted of submitting (to ALS) a total of 189 blank and standard samples (Figure 11-8 2011 Jerritt Canyon Mine QAQC Underground Drilling Standards and Blanks). Zero (0) errors were encountered in the assay results for the 28 blank samples (100% accuracy). For the four (4) standards listed in section 11.1.1 an aggregate of 161 samples were submitted. From the assay results 13 samples (8.1% of total sample population) were found to be in error (the independent laboratory, ALS, had 91.9 % accuracy on the aggregate standard sample population in 2011).

The accuracy for the respective sample populations of the four (4) individual standards is as follows:

Si54: 45 total samples; 95.6% accuracy (Figure 11-9)

SK52: 47 total samples; 93.6% accuracy (Figure 11-10)

JCQ06: 41 total samples; 90.2% accuracy (Figure 11-11)

JCQ07: 28 total samples; 85.7% accuracy (Figure 11-12)

The results attained from standard JCQ07 are not considered to be a cause for concern. The results are derived from a sample population considered too small to make a qualitative assessment. In addition the combined results (surface & underground drilling) for standard JCQ07 resulted in 93.0% accuracy overall.

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Figure 11-8 QAQC UG Blanks Dec 31, 2011

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Figure 11-9 StandardID: Si54 AssayName: Au_ALSAA23_opt

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Yukon-Nevada Gold Corp.	11-16
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-10 StandardID: SK52 AssayName:Au_ALSGRA21_opt

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-17
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-11 Standard ID:JCQ06 Assay Name:Au_ALSGRA21_opt

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-18
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-12 Standard ID: JCQ07 Assay Name: Au_ALSGRA21_opt

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-19
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Tier 2 QA/QC consisted of submitting 32 check samples to ALS and 30 check samples to AAL. Detailed results can be seen on Fig. 11-13 (2011 QAQC Underground Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab) and Fig. 11-14 (2011 QAQC Jerritt Canyon Mine QAQC Underground Drilling Duplicates ASL-Chemex Lab vs American Assays Lab).

An excellent correlation is seen between the initial assay and the check assay results attained by ALS (for those samples analyzed by Fire Assay with Gravimetric Finish-Au_Grav_opt).

An error was committed on the sample submittal form to ALS resulting in the check samples only being analyzed via Fire Assay with Gravimetric Finish.

The results of the check assays conducted by AAL appear “at first glance” to be concerning due to a substantial number of samples having results outside the error limit for both methods of analysis. A closer look shows that the bulk of the error samples lie immediately adjacent to the error limit indicating that AAL was unable to repeat the ALS assay value to the third decimal value (0.00X opt). In addition, considering the limited sample population, these results are of limited concern.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-20
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-13 2011 QA QC Underground Drilling Duplicates ALS-Chemex Lab vs ALS-Chemex Lab

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-21
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-14 2011 QA QC Jerritt Canyon Mine QAQC Underground Drilling Duplicates ASL-Chemex Lab vs American Assays Lab

Parameters

Threshold	10	x Detection Limit
% Warning	5	x Std Dev de StandardID
% Error	10	x Std Dev de StandardID

Chart Legend

X=Y — Warning — Error — Threshold — Normal — Warning — Error

AssayName: **Au_AAFA-opt**

0.24
0.22
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
0.00 0.03 0.06 0.09 0.12 0.15 0.18 0.21 0.24
Original

Num Analyses	30	
Num of Analyses below Threshold	0	
	23	
Num Outside Error Limit	12	
	ORIG	DUP
Mean	0.0793	0.0699
Median	0.0584	0.0515
Min	0.0103	0.013
Max	0.214	0.187
Standard Deviation	0.0522	0.0443

AssayName: Au_GRAV-opt

Check
0.44
0.40
0.36
0.32
0.28
0.24
0.20
0.16
0.12
0.08
0.04
0.00
0.00 0.05 0.10 0.15 0.20 0.25 0.30 0.35 0.40
Original

Num Analyses	15	
Num of Analyses below Threshold	0	
Num Outside Warning Limit	11	
Num Outside Error Limit	9	
	ORIG	DUP
Mean	0.1569	0.1368
Median	0.126	0.112
Min	0.077	0.067
Max	0.383	0.329
Standard Deviation	0.0821	0.0659

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-22
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Lastly external QA/QC is conducted on production drilling samples that are analyzed by the Jerritt Canyon lab (JC lab). Detailed results can be seen on Fig. 11-15 (2011 Jerritt Canyon Mine QAQC Underground Drilling Duplicates Jerritt Canyon Lab vs ALS-Chemex Lab).

The JC lab analyzes production drilling samples via fire assay with a gravimetric finish. In 2011 a total of 360 check samples were submitted to ALS for analysis via fire assay with gravimetric finish. ALS does not guarantee 95% accuracy on samples with gold content < 3ppm (approximately 0.093 opt) when analyzed via fire assay with gravimetric finish.

In excess of 85% of the total sample population (360 check samples) submitted to ALS in 2011 had original assay values < 3ppm. As such only +- 15% of the sample population is providing qualitative data for comparison. In lieu of these circumstances the QA/QC for the JC lab becomes subjective to the individual assessing the results.

In conclusion the results of the 2011 QA/QC for the surface and underground exploration and resource conversion drilling is considered excellent and as such the reported final assays comprising these drill programs are considered valid.

The protocol for the external QA/QC for the JC lab should be revised to enable a greater number of check samples having initial assays >3ppm to enable a more qualitative analysis.

The 2011 Jerritt Canyon QA/QC data was compiled under the supervision of, and reported upon here, by William Hofer, Chief Geologist, Queenstake Resources, USA-Jerritt Canyon Mine.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	11-23
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 11-15 2011 Jerritt Canyon Mine QA QC Underground Drilling Duplicates Jerritt Canyon Lab vs ALS-Chemex Lab

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

12      Data Verification

12.1      Data Vetting Performed Before August 2008

The Jerritt Canyon mine has thousands of completed drill holes throughout the land package in the active mines, mined out areas, and exploration targets, (Figures 10-1, 10-2, and 10-3). Over the years the property has been the subject of many audits in which data verification procedures were carried out.

In 2000, Mineral Resources Development Inc. (MRDI) conducted a review and audit of resources and reserves of the Jerritt Canyon operation. MRDI reviewed the database used at Murray and SSX mines, and did not find any significant errors or problems. Their review of the spreadsheets used for Resource and Reserve tabulation found no errors.

In 2003, Pincock, Allen, and Holt (PAH) reviewed a portion of the database as part of its due diligence review of the Jerritt Canyon operations. Checks of several records of the SSX mine database performed against original logs confirmed the assays values and geological-geotechnical codes. Data validation checks identified a few errors in the drill hole database such as duplicate holes and missing intervals in downhole surveys which were then corrected.

In 2004 and 2005 PAH conducted reviews of Jerritt Canyon resources and reserves, during which they performed checks on several drill hole records and original assay certificates against the database. Their focus was new resource and reserve areas. Data validation identified minor errors in 2005 that were then corrected and no errors in 2004.

In 2006, SRK conducted data validation checks as part of its review of the Jerritt Canyon resources and reserves. The database in new reserve areas such as Starvation Canyon and West Dash were checked against the original logs and assay certificates and no errors were found. Spot checks were also performed on the resource and reserve tables for tons and grade and no errors were found.

In 2007, SRK reviewed the Jerritt Canyon assay QA/QC data and found the results within industry standards.

From 2007 to August of 2008, Geological data and assay data were analyzed by geologists using MineSight software and acQuire. The geological block models for both production and resource were generated in MineSight and converted into the Vulcan software environment for use primarily by mine engineers.

12.2      Data Vetting Performed After August 2008 to January 2011

The mine shut down in August 2008. After that data, new company geological staff reviewed the status of the acQuire drill hole databases and the 3-D mining software used for exploration, development, and resource and reserve planning. The new geology group elected to stop using MineSight software and to only use Vulcan software. All usable digital project data stored in MineSight and not already in Vulcan were transferred into Vulcan. In most cases, new digitized 0.10 opt Au grade-shells and geological contacts were hand digitized on systematic cross sections in the primary work areas (SSX-Steer, Smith, and Starvation) in order to make 3-D solids for new block models to help support updated resource and reserve estimations. Details of the new geological models are discussed in detail in Section 14.

The acQuire drill hole databases were heavily scrutinized and cleaned up from February 2010 to March 2011. Hua Jin (M Sc. in Geology), the Corporate YNG Geologist at the time who managed the Company’s databases, performed a majority of the acQuire work with the assistance from several acQuire Technical Support staff and other Jerritt geological staff including primary author Michele White. Data corrections were performed on a record to record basis. The numerous edits are all documented in a January 16, 2011 memo by Ms. Jin entitled “Summary of the Jerritt geological database work”, which resides on the computer server and in the annual QA/QC notebooks at the mine.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

In the third quarter of 2010, the acQuire software was updated from version 3.9 to 4.2.1.4 and as a result the SQL server software required an update to SQL 2008 R2 to help support the newer acQuire software version. This acQuire upgrade allowed the geology group to migrate the Jerritt drill hole database from the standard model acQuire database management system (ADBS) to the corp model system for all three Jerritt databases: the JC production underground drill hole database, the JC surface drill hole database, and the JC geochem database. This allowed the use of data capture tools (importers) and objects (QA/QC analysis tools) in acQuire to import and help validate all of the captured original raw geological data and assay data as efficiently as possible and to help eliminate human errors as much as possible.

Periodic drill hole data extracts from acQuire are made from both the underground and surface drill holes which consist of .csv files for drill hole collar, drill hole down hole survey, drill hole geology, and drill hole assays. The .csv files are loaded into Vulcan as current .isis drill hole databases which are used for modeling purposes and ultimately for resource and reserve estimations.

After 2008, the new Jerritt geology team decided to use Vulcan as the primary geological modeling software. Many of the underground mine projects stored in the acquire database were found to have similar underground drill hole identification numbers. In order for Vulcan to work efficiently, all of the underground drill holes in the database needed to have a unique drill hole identification number. This was accomplished by adding a unique three-letter prefix to the 5 major underground mine areas: SMI- for Smith; SSX- for SSX, STR- for Steer, MUR- for Murray, and MCE- for MCE mines.

In addition, numerous surface geochemical samples and drill hole geological and assay data related to the June to August 2008 Jerritt Canyon mine and exploration drilling programs were imported into the acQuire databases. Some of the drill holes from the Steer underground mine area required geological logging and sampling. Vice President of Exploration for YNG, Todd Johnson, was responsible for securing these drill hole samples in safe locations throughout the mine until financing and geological staff were made available to process them. The securing of the samples mostly meant bagging the samples up in bean bags and properly labeling and securing them with wire ties, then storing them inside secure buildings to keep them away from the harsh winter weather conditions. In addition, Mr. Johnson made certain to store all of the relevant hard paper copies of the 2008 drill hole assay certificates and other drill hole data (e.g. geology logs, down hole survey, collar survey, sample transmittals, geotechnical logs, and QA/QC assay data) in the appropriate binders in the main Jerritt Canyon drill hole library.

The Queenstake historical drill hole geology logs and assay data for the Jerritt Canyon property were mostly stored in the Elko Exploration office during the mine shut down in August 2008. During that time, Mr. Johnson was also responsible for securing and moving all of the Jerritt Canyon exploration data, including the drill hole geology logs and assay certificates and historic geology maps and claim maps from the Elko office to the Administration Building at the Jerritt Canyon mine. Several of the paper copies of the drill hole logs were also located at the Geology offices at the mine. These binders were properly filed with the other drill hole data into one central drill hole data room location.

Numerous duplicate or suspicious geology logs were checked and revised based on visual examination of the hard copy paper geological drill hole logs. It was noticed in mid- to late 2010 that numerous data gaps existed in the surface drill hole database for both Geology and Assay records. A geologist was hired to help collect some of the missing assay and geology records for those areas that were a priority for future exploration or development work. The geological database revisions were documented in internal memos and emails that are stored at the mine site. The addition of the historical geological and assay data to acQuire along with updating all of the 2008 and 2010 drill hole data into acQuire allowed the modeling work at SSX-Steer and Smith to proceed on schedule and also allowed more geological and assay data to be used in the new models.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

In addition to the acQuire database work, QA/QC protocols and procedures were reviewed and new guidelines were made which are described in Section 11.3. Other data verification was performed during the modeling work and in the construction of the block models and are described in Section 14.9. All details pertaining to the 2011 QA/QC programs are listed in Section 11.3.

12.2.1      2008-2010 Drill Hole Data Audit

A drill hole data audit was performed on the 2008 to 2010 drill hole assay data by Jerritt Geology staff in May 2010. The drill hole data stored in acQuire for certain drill hole records were compared with original assay certificates from the Jerritt Canyon assay lab and the commercial labs. The details of this audit are shown in Table 12.2.1 below. A total of 16% of the 2008 and 2010 total assay records were reviewed for this data audit. The details of this audit are stored on the computer server at the mine.

Table 12.2.1: Summary of Jerritt Canyon 2008-2010 Assay Database Audit

Year and Type of Drill Hole Reviewed For the Data Audit	New Drill Holes Used for the January 1, 2011 Model
	No. of Drill Holes Reviewed	No. of Assay Records Reviewed	Total No. of Reviewed Assay Records in the acQuire DB with Noted Data Entry Errors (1)	Total No. of Existing Assay Records in the DB	Percentage of Assay Records Reviewed for this Audit
2008 UG Exploration/Resource Conv. 2008 UG Production 2008 Surface Exploration 2010 UG Production 2010 UG Exploration/Resource Conv.	27 79 11 79 8	2,654 3,160 2,255 1,580 1,764	6 21 40 65 0	8,842 25,096 21,547 15,425 1,764	30% 12% 10% 10% 100%
Total Number of Items Reviewed	204	11,413	132	72,674	16%

Notes:	(1)	Data entry errors determined by comparing data from the original assay certificate vs. the data in the acQuire drill hole database;
	(2)

2008 production drill holes had no paper copies of original assay certificates so review of these data consisted of reviewing the paper copy assays assumed to be generated from LIMS or acQuire vs. the data stored in acQuire

	(3)	DB = database

Only 132 out of the 11,413 reviewed 2008 to 2010 drill hole assay records reviewed (1.2 percent) were found to contain different assay values in the acQuire database when compared with the original assay certificate. Most of these errors are likely the result of: (1) assay reruns for drill holes that were analyzed at the Jerritt Canyon assay lab which were not documented or copied into the paper drill hole files, or (2) data import errors related to data that was occasionally hand-entered. No conflicting assay data values were found for the 2010 underground exploration (diamond drill hole) assays conducted by ALS. The low amount of data input errors found in the 2008 and 2010 assay data verifies the significant amount of effort that the post-August 2008 Jerritt Geology group expended to create a robust drill hole database to help support a revised geologic model. A total of 4 percent of the reviewed 2008 underground exploration drill holes from the Smith mine contained no original assay certificate. These assay certificates should be pursued by Jerritt geological staff to fully update the drill hole files. The 132 corrected drill hole assay records will be fixed for future models.

Additional results of the drill hole audit indicate that the former Jerritt geology staff (pre-August 2008) did not routinely store paper copies of the original assay certificates for the underground production drill holes. Most of the Jerritt Canyon assays were directly loaded from LIMS output files directly into the acQuire Production drill hole database.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-4
Jerritt Canyon NI 43-101 Technical Report Year End 2011

There are several instances where the Jerritt Canyon assay certificates contain formatting errors which do not allow the straight import of the data into acQuire. For these cases, the acQuire data entry person must determine what the error is and physically revise the assay spreadsheet in order to correctly import the data into acQuire. The assay lab reports must follow the protocols and formats that have been defined for the final assay certificates in order to allow the efficient flow of assay data into acQuire.

The Geology department has largely completed the task of storing drill hole logging information and assay data into the acQuire databases. Assay data is directly downloaded from the lab (both commercial and Jerritt Canyon’s) and goes through automatic and visual validations before being recorded, thus eliminating most data entry errors.

12.3      Data Vetting Performed on 2011 Drilling Results

In January 2012, Qualified Person, Michele White, (C.P.G. Geologic Consultant and Exploration and Mining Data Consultant), retrieved digital copies of data specific to supporting the updated resource and reserve estimate at Jerritt Canyon. There was no surface drilling in 2010. Drilled data up to March 2011 had been cleaned and vetted in multiple previous studies accepted for validation by the primary author. As a result, the current validation of 2011 data was limited to only drill hole data utilized in the Vulcan model and to a term between January and December 2011. The digital files provided original results to compare with the actual dataset utilized in Vulcan including collar locations, downhole surveys, lithology, and assay results.

The 2011 datasets validated included:

  The Vulcan-derived isis database used for reserve / resource calculation for collar, survey, assay, alteration, and lithology.

  Direct exports from acQuire of drill hole collar, survey, assay, and lithology.

  Scanned .PDF files of original assay certificates from the accredited outside laboratory: ALS.

  Jerritt Lab direct reporting assay certificates.

  Assay results from ALS used for uploading into acQuire.

  Small Mine Development (SMD) assay datasets derived from the Jerritt lab and subsequently merged into an edited, centralized database for daily mine development.

  Drilling QA/QC protocols including quarterly reports for 2011, standards definitions, statistical analysis and graphs, and other protocol checks.

Issues with the 2011 drilled data set include:

1.	Utilizing data in Vulcan directly from SMD, which bypasses acQuire.
2.	Edits to raw data such as using place holders and codes in acQuire and Vulcan.
3.	Typographical errors in sample ID from the Jerritt lab

Details of these issues:

1) The underground drilling data from SMD was more complete than the acQuire database by the end of 2011 due to daily updates to the SMD database, whereas the underground drilling data was last updated in acQuire in late May, 2011. This is due to being understaffed during summer of 2011 drilling. In order to utilize the most up-to-date results for resource modeling in Vulcan, the independent consultant, Karl Swanson, loaded SMD’s underground drill hole database for the period of July 2010 to December 2011 directly into Vulcan. This action over-wrote any previous acQuire data for the underground drill holes in Vulcan for that period. Jerritt staff conducted an audit of the resultant dataset and concluded the data to be almost the same as data in acQuire. The different values were found to be correct in the SMD data based on checks with the source results from the Jerritt lab. (There is no written report on this internal audit).

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-5
Jerritt Canyon NI 43-101 Technical Report Year End 2011

2) The 2011 assay results used in the resource and reserve estimate are derived from 2 labs: ALS Chemex lab and the Jerritt Lab. The commercial lab reported assay results in .csv file formats for direct upload to acQuire according to standardization built-into the acQuire importers to adhere to business rules of protocol for QA/QC compliance. ALS reported results for Au in ppb and also a calculated field for Au in opt. Results higher than 0.1 opt were re-assayed with Au-GRA21 finish in opt, which automatically supersedes the Au ppb results in acQuire as “best sample” for the exports to Vulcan. Deviation from an expected value, (such as a code for a missing sample or place holders for blank spaces), has to be edited for use in Vulcan. Other edits for Vulcan software include removing characters, such as “<” and “>”. As a result, direct correlation between the isis database would be expected to differ from the raw assay results in spreadsheet from the labs.

3) The Jerritt lab will eventually rely on an automated LIMS system. Currently, the Jerritt lab reports assay results with frequent errors in the sample ID. The values of the assay results are not suspect because they are derived from the LIMS-monitored system but the sample ID errors are human derived. These errors in sample ID are easy to detect and edit. This situation hinders a direct comparison of raw Jerritt lab results with the clean isis database.

Resolution of these issues:

The Qualified Person, Michele White, accepts this sequence of events in addressing the listed issues with satisfactory results. The 2011 data is valid for use in the isis database because: 1) the SMD data was more complete and is derived from the same source as acQuire, that is the Jerritt lab, 2) the insertion of special characters and place holders by acQuire is a track-able procedure that was examined for error propagation in the dataset used for this update and did not incur errors, 3) the sampleID errors in the Jerritt lab data are predominantly below 0.1 opt and therefore do not impact the resource or reserve.

Summary:

The assay data verification analysis produced satisfactory correlations between the source data and the isis database. The underground samples derived from Cubex drilling were submitted to the Jerritt lab for assaying and the underground diamond drilling and surface drilling samples are sent to ALS Chemex for certified results. Both labs produced results that fall within industry standards after QA/QC analysis of results.

There are 14,089 total assay results for 2011 in the isis underground assay database. Assay results >0.1 opt have an acceptable correlation between the isis database and the Jerritt lab (about 17% of the assay population is >0.1 opt and the direct matches for those values are consistent). The correlation between the isis underground assay database and the ALS lab results for samples >0.1 opt is100%. There is a direct match of 60% records between the isis database and total source data. The result of the data validation for the isis underground drilling database from January to December 2011 has been reviewed and is considered acceptable by the primary author.

The acQuire surface drill hole database is in an excellent state of verification. Of 37,225 assay records for surface drilling results from ALS, only 17,614 assay results were utilized in the isis surface drilling database. Of these 17,614 isis assay records, there are 1,113 intervals that differ from source data. Of these differences, only 307 samples are >0.1 opt and therefore, only 307 out of 17,614 records could possibly impact the resource / reserve estimate. That is a 93% acceptable correlation of matching records between the original source data and the isis database. This is a very good correlation.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	12-6
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 12.3.8.1: Summary of Jerritt Canyon 2011 Data Audit

2011 Datasets	Populations per dataset in records unless noted otherwise
Item	isis db	SMD db	acQ db	Source csv	Certified assay	% passed
Surface collar xyz	195	na	195	158	na	81%
Underground collar xyz	555	529 (1)	529 (1)	26 (2)	na	100%
Surface down-hole survey	155 holes	na	na	na	na	80%
UG down-hole survey (3)	439	na	na	316	na	99%
Surface lithology	130 holes	na	195 holes	na	na	48% (4)
Underground lithology (5)	0	na	547 holes	na	na	na (4)
Surface assay results	17,614		16,547	19,605 (ALS)	304 >0.1 opt (7)	93% (7)
Underground assay results	14,089	11,259	na (6)	10,671	2,830	60%

“db” = database

(1)	Cubex surveys

(2)	Diamond drilling surveys

(3)	There were no down-hole surveys performed on underground Cubex drilling -- only on diamond drilled holes.

(4)	Missing records of additional geologic data will not affect the updated resource and reserve estimates because the geologic model is not being updated.

(5)	Lithology is not logged for underground Cubex drilling - only diamond drilling holes, of which no source logs were provided for this audit.

(6)	AcQ assays are not up-to-date for the assay audit and are not used.

(7)

All of the assays in the 2011 isis database were checked against source data with a 93% match; 307 of the 17,614 assay records are >0.1 opt - of which, 95% are direct matches with certified assays receipts.

The results of the 2011 data vetting analysis support the opinion that the isis database is based on correct values to within acceptable industry standards. This dataset in conjunction with the previously accepted datasets of drilling results, such as collar location, down-hole survey, lithology, and assay results, form a cohesive, validated database for use by engineers in evaluating and reporting on resources and reserves at Jerritt Canyon for the current Technical Report Update, dated December 31, 2011.

The Qualified Person for data vetting has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. Based on this assessment, the primary author’s opinion is confident that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	13-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

13      Mineral Processing and Metallurgical Testing

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. The use of the wet mill to help treat the mildly refractory ores, which used chlorine for ore oxidation pre-treatment, was stopped in February of 1987. In 1989, the roasting circuit (a dry milling process) was added to the process flowsheet for the treatment of highly refractory ores which continues to be used at Jerritt Canyon today for processing of the Jerritt Canyon and other second party (purchased) ores.

Numerous metallurgical studies have been conducted on the ores by the various mine owners at the property including cyanidation and roasting test work since the late 1970’s. In addition, early metallurgical testwork on ores from resource areas, including bottle roll tests for WaterPipe II, have also been conducted. These reports are in the files stored at the mine site. The actual Au recoveries for the various deposits that have been previously mined and processed are also noted in historic documents stored at the mine site.

The Jerritt Canyon ores are double refractory in nature since the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and locally associated with organic carbon in the host rock. Some limited amount of gold mineralization has also been noted in previous mineralogical studies to be tied up in quartz (silicification). The Jerritt Canyon roaster helps oxidize the majority of the refractory ores for subsequent cyanidation.

A significant portion of the Jerritt Canyon ore contains high amounts of clays and moisture during the winter months. These cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice.

The processing facilities and flow sheet are presented in Section 17 “Recovery Methods.” .

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

14      Mineral Resource Estimates

In 2011, YNG updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2011 drill campaign. An additional 145 surface drill holes and 1,717 underground drill holes were added since the last NI 43-101 report (YNG, June 2011, amended January 2012). The December 2011 resource estimates were done by Mark Odell, Owner, Practical Mining, LLC, P.E. and Karl Swanson, Independent Consultant, SME, MAusIMM using the Vulcan Software version 8.1.3.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report (YNG, June 2011, amended January 2012) are:

Burns Basin
California Mtn
Mill Creek
Murray
Pie Creek
Road Canyon
Saval
Smith
Starvation
Steer-SSX
West Mahala
Winters Creek
Wright Window

Open pit and underground block models were built for the respective deposits. The open pit models were based on both 0.01 opt and 0.1 opt grade-shells whereas the underground models were based on 0.1 opt grade-shells. All block models include the geologic models of the stratigraphic units within the deposit. The deposits with open pit block models are:

Burns Basin
Mill Creek
Pie Creek
Road Canyon
Saval
Wright Window

The location of these open pit models is shown in Figure 14-1.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-2
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Figure 14-1: Open Pit Model Locations

The deposits with underground block models are:

California Mtn
Murray
Saval
Smith
Starvation
Steer-SSX
West Mahala
Winters Creek

Note that only the Saval deposit has both an open pit and underground block model. The locations of the underground models are in Figure 14-2.

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Figure 14-2: Underground Model Locations

Due to their close proximity to each other, the Saval, Steer-SSX, and West Mahala deposits are included as a single underground block model called SSX.

The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource and reserve tables.

14.1      Drill Hole Database and Compositing

The drill hole database is stored in acQuire at Jerritt Canyon in two parts; one for surface drilling and the other for underground or production drilling. The data cutoff date for this NI 43-101 report is December 31, 2011. For the surface database, some assays for the West Mahala deposit were not finished until January 2012. These assays were included in the West Mahala block model and grade estimation. As of January 26, 2012, the surface database contained 15,074 drill holes with 1,392,201 assay entries and 222,513 geology entries. As of December 31, 2011, the production database contained 37,387 drill holes with 590,772 assays.

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The acQuire data is extracted to .csv tables which are then loaded into Vulcan. There are four tables extracted for each database; surface and production. The tables are: collar, survey, assay, and geology. The tables contain the following variables:

  Collar - HoleID, Easting, Northing, Elevation and Total Depth;
  Survey - Downhole Depth, Azimuth, and Dip;
  Assay - From, To, Sample ID, gold assay (AuFA), Flag, Zone, and Domain;
  Geology – From, To, Formation Code, Lithology Code, Alteration Code, and Alteration Intensity Code. Table 14.1.1 lists the formation codes at Jerritt.

Table 14.1.1: Geology Database Formation Code

Code	Formation Name	USGS Description
0	No Data	n/a
1	Hanson Creek 1	SOhc1
2	Hanson Creek 2	SOhc2
3	Hanson Creek 3	SOhc3
4	Hanson Creek 4	SOhc4
5	Hanson Creek 5	SOhc5
6	Eastern Facies	EF
7	Roberts Mountain	DSrm
9	Alluvium	Qal
10	Eureka Quartzite	Oe
16	Pogonip	Op
20	Snow Canyon	Osc
25	McAfee Quartzite	Om
30	Waterpipe	Mwp
40	Intrusive	Jki
60	Volcanics	Tv
94	No Data	n/a
95	No Data	n/a
97	No Recovery	n/a
98	No Data	n/a
99	Dump	n/a

Some production drill holes were rejected from the Smith and SSX-Steer modeling areas due to bad collar or downhole survey data or from suspect assay data. Only one surface hole (ST-256 in SSX) was rejected. Forty-four underground holes were rejected. Tables 14.1.2 through 14.1.8 show the number of holes and total drill feet per deposit.

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The following is a list of names of the production drill holes rejected for the current resource study.

MUR-C30228
SMI-P10039
SMI-P10040
SMI-P10041
SMI-P10042

SSX-P10024	SSX-SX-467	SSX-Z22991
SSX-P10322	SSX-SX-546	SSX-Z23515
SSX-P10323	SSX-SX-579	SSX-Z40344
SSX-P10880	SSX-SX-618	SSX-Z50485
SSX-P50255	SSX-SX-690	SSX-Z50740
SSX-P50291	SSX-SX-788	SSX-Z50741
SSX-SX-006	SSX-SX-919	SSX-Z50742
SSX-SX-076	SSX-Z10359	SSX-Z60481
SSX-SX-110	SSX-Z13358	STR-P70101
SSX-SX-114	SSX-Z13722	STR-SR-003
SSX-SX-115	SSX-Z20233	STR-X70015
SSX-SX-164	SSX-Z20622	STR-Z70071
SSX-SX-451	SSX-Z22210	STR-Z70306

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Table 14.1.2: Summary of Surface Drill Holes at Underground Model Deposits

	Unflagged by 0.1 opt Shell			Flagged by 0.1 opt Shell				Rejected			Total
								No.
	No. of	Length	Length	No. of	Length	Length	Length	of	Length	Length	No. of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled	Holes	Drilled	Sampled
CAL MTN	348	162,510	152,490	7	3,400	3,160	85				355	165,910	155,650
SMITH	702	670,168	636,649	852	822,902	804,118	34,105				1,554	1,493,070	1,440,767
SSX-STEER	1,118	846,706	824,490	741	634,726	610,234	25,921	1	700	700	1,860	1,482,132	1,435,424
SAVAL	1,004	490,568	470,676	377	159,014	155,246	8,925				1,381	649,582	625,922
STARV	134	91,638	87,935	113	74,077	71,640	3,076				247	165,715	159,575
MURRAY	494	488,911	428,747	113	103,407	90,840	2,485				607	592,318	519,587
WINTERS	462	213,986	202,843	111	47,112	45,917	3,005				573	261,098	248,760
WMAHALA	62	75,394	70,613	60	85,024	76,469	2,220				122	160,418	147,082
Total	4,324	3,039,881	2,874,443	2,374	1,929,662	1,857,624	79,822	1	700	700	6,699	4,970,243	4,732,767

Table 14.1.3: Summary of Underground Production Drill Holes at Underground Model Deposits

	Unflagged by 0.1 opt Shell			Flagged by 0.1 opt Shell				Rejected			Total

	No. of	Length	Length	No. of	Length	Length	Length	No of	Length	Length	No. of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled	Holes	Drilled	Sampled
SMITH	1,047	110,574	105,931	6,359	690,506	667,960	277,387	4	96	96	7,410	801,176	773,987
SSXSTEER	4,875	451,322	443,306	16,564	1,437,738	1,423,598	578,576	39	8,823	8,696	21,439	1,897,883	1,875,600
SAVAL	31	6,843	6,737	54	7,707	7,596	2,542				85	14,550	14,333
MURRAY	5,410	257,921	255,358	425	38,382	37,968	13,355	1	250	250	5,836	296,553	293,576
Total	11,363	826,660	811,332	23,402	2,174,333	2,137,122	871,860	44	9,169	9,042	34,770	3,010,162	2,957,496

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Table 14.1.4: Summary of Surface Drill Holes at Open Pit Model Deposits

	Unflagged by 0.01 opt Shell			Flagged by 0.01 opt Shell				Rejected			Total

	No. of	Length	Length	No. of	Length	Length	Length	No. of	Length	Length	No. of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled	Holes	Drilled	Sampled
BURNS	466	221,499	198,682	862	376,708	360,046	46,641				1,328	598,207	558,728
MILL CRK	347	105,730	92,862	384	112,487	102,898	12,567				731	218,217	195,760
PIE CRK	65	21,832	20,136	95	29,428	28,305	3,932				160	51,260	48,441
ROADCYN	34	13,420	12,455	30	12,561	12,345	776				64	25,981	24,800
SAVAL	797	533,296	512,085	1,935	1,078,462	1,041,685	103,214	1	700	700	2,733	1,612,458	1,554,470
WRIGHT	82	31,930	31,795	131	39,080	39,055	4,500				213	71,010	70,850
Total	1,791	927,707	868,015	3,437	1,648,726	1,584,334	171,630	1	700	700	5,229	2,577,133	2,453,049

Table 14.1.5: Summary of Underground Production Drill Holes at Open Pit Model Deposits

	Unflagged by 0.01 opt Shell			Flagged by 0.01 opt Shell				Rejected			Total

	No. of	Length	Length	No. of	Length	Length	Length	No of	Length	Length	No. of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled	Holes	Drilled	Sampled
BURNS
MILL CRK
PIE CRK
ROADCYN
SAVAL	2,432	264,355	261,368	10,279	958,919	949,715	430,353	21	4,545	4,452	12,732	1,227,819	1,215,535
WRIGHT
Total	2,432	264,355	261,368	10,279	958,919	949,715	430,353	21	4,545	4,452	12,732	1,227,819	1,215,535

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Table 14.1.6: Summary of New Surface Drill Holes at Underground Model Deposits

	Unflagged by 0.1 opt Shell			Flagged by 0.1 opt Shell				Total
	No.			No.				No.
	of	Length	Length	of	Length	Length	Length	of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled
CAL MTN
SMITH	19	21,755	10,500	9	10,970	6,420	350	28	32,725	16,920
SSX-STEER
SAVAL	14	7,300	7,180	8	4,820	4,785	135	22	12,120	11,965
STARV	13	5,559	360					13	5,559	360
MURRAY
WINTERS
WMAHALA	4	2,700	800	16	22,458	14,063	895	20	25,158	14,863
Total	50	37,314	18,840	33	38,248	25,268	1,380	83	75,562	44,108

Table 14.1.7: Summary of New Underground Production Drill Holes at Underground Model Deposits

	Unflagged by 0.1 opt Shell			Flagged by 0.1 opt Shell				Total
	No.			No.				No.
	of	Length	Length	of	Length	Length	Length	of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled
SMITH	84	12,816	10,443	471	58,122	42,284	18,052	555	70,938	52,727
SSXSTEER	12	1,915	980	6	1,310	1,190	215	18	3,225	2,170
SAVAL
MURRAY
Total	96	14,731	11,423	477	59,432	43,474	18,267	573	74,163	54,897

Table 14.1.8: Summary of New Surface Drill Holes at Open Pit Model Deposits

	Unflagged by 0.01 opt Shell			Flagged by 0.01 opt Shell				Total
	No.			No.				No.
	of	Length	Length	of	Length	Length	Length	of	Length	Length
Area	Holes	Drilled	Sampled	Holes	Drilled	Sampled	Flagged	Holes	Drilled	Sampled
BURNS	45	9,800	2,015					45	9,800	2,015
MILL CRK
PIE CRK	2	720	705	15	4,880	4,460	630	17	5,600	5,165
ROADCYN
SAVAL	14	7,300	7,180	8	4,820	4,785	135	22	12,120	11,965
WRIGHT
Total	61	17,820	9,900	23	9,700	9,245	765	84	27,520	19,145

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The raw assay data in the drill holes was used to digitize the grade-shell polygons on cross section. Once finished the assays were flagged by the grade-shell polygons and the flag name stored in the FLAG field in the assay database. The ZONE field was then assigned a generic name for all of the assays that were flagged inside the grade-shells. This allowed the high-grade assays to be discerned from the low-grade assays outside of the grade-shells. Each deposit has its own naming convention.

Composites were calculated down hole on 5 foot intervals with the composite starting and stopping at each change in the FLAG name. Therefore there is no mixing of composite grades between the high-grade and low-grade assays. Tables 14.4.1 and 14.4.2 in Section 14.4 “Statistics and Variography” show the number of composites for each deposit.

14.2      Geology and Grade-Shell Modeling

At Jerritt Canyon, most gold mineralization occurs within lenticular bodies with relatively sharp hanging wall and footwall boundaries. These bodies generally follow the Roberts Mountain (DSrm) to Hanson Creek (Ohc) Formation contact as well as the Hanson Creek 3 (Ohc3) to Hanson Creek 4 (Ohc4) contact. The Hanson Creek Formation (Ohc) is the primary host for gold at Jerritt Canyon.

The gold mineralization is controlled by structures crossing these stratigraphic contacts and the favorable bedded geology at the contacts. In addition, shallow anticline structures allow the mineralization to be trapped and "pond" at the change in bedded geology. These important formation contacts were modeled on 100 foot east-west cross sections prior to modeling the mineralized bodies (grade-shells).

The grade-shells were modeled on 50 foot and locally 25 foot north-south and east-west cross sections based on the geologic contacts and grade continuity. These grade-shells were modeled at a 0.10 opt Au cutoff for the underground models and 0.01 opt Au cutoff for the surface models using Vulcan software. Where necessary, the 0.10 opt Au grade-shells were also used in the surface models. From the cross section polygons, 3-D grade-shell solids were built. The grade-shell polygons are used to flag the drill hole assays and the grade-shell solids are used to build the blocks in the block model.

The location of the grade-shells for each of the open pit models is shown in Figures 14-3 to 14-8. The red boundary in all plan figures is the block model outline.

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Figure 14-3: Plan View of 0.01 opt Grade-Shells at Burns Basin

Figure 14-4: Plan View of 0.01 opt Grade-Shells at Mill Creek

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Figure 14-5: Plan View of 0.01 opt Grade-Shells at Pie Creek

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Figure 14-6: Plan View of 0.01 opt Grade-Shells at Road Canyon

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Figure 14-7: Plan View of 0.01 opt and 0.1 opt Grade-Shells at Saval

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Figure 14-8: Plan View of 0.01 opt Grade-Shells at Wright Window

A representative cross section of the 0.01 opt Au grade-shell models and the formation contacts for each of the open pit models are shown in Figures 14-9 to 14-14.

Figure 14-9: Section 399900N of Burns Basin Grade-Shells and Formation Contacts

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Figure 14-10: Section 400700N of Mill Creek Grade-Shells and Formation Contacts

Figure 14-11: Section 379350N of Pie Creek Grade-Shells and Formation Contacts

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Figure 14-12: Section 391050N of Road Canyon Grade-Shells

Figure 14-13: Section 407200N of Saval Grade-Shells and Formation Contacts

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Figure 14-14: Section 419250N of Wright Window Grade-Shells and Formation Contacts

The location of the 0.10 opt Au grade-shells for each of the underground models is shown in Figures 14-15 to 14-20.

Figure 14-15: Plan View of 0.1 opt Grade-Shells at California Mountain

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Figure 14-16: Plan View of 0.1 opt Grade-Shells at Murray

Figure 14-17: Plan View of 0.1 opt Grade-Shells at Saval, Steer-SSX, and West Mahala

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Figure 14-18: Plan View of 0.1 opt Grade-Shells at Smith

Figure 14-19: Plan View of 0.1 opt Grade-Shells at Starvation

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Figure 14-20: Plan View of 0.1 opt Grade-Shells at Winters Creek

A representative cross section of the 0.1 opt Au grade-shell models and the formation contacts for each of the underground models are shown in Figures 14-21 to 14-28.

Figure 14-21: Section 411550N of California Mtn Grade-Shells and Formation Contacts

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Figure 14-22: Section 379150E of Murray Grade-Shells and Formation Contacts

Figure 14-23: Section 390700E of Saval Grade-Shells and Formation Contacts

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Figure 14-24: Section 400150E of Smith Grade-Shells and Formation Contacts

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Figure 14-25: Section 369800E of Starvation Grade-Shells and Formation Contacts

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Figure 14-26: Section 391400E of Steer-SSX Grade-Shells and Formation Contacts

Figure 14-27: Section 395175E of West Mahala Grade-Shells and Formation Contacts

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Figure 14-28: Section 427550N of Winters Creek Grade-Shells and Formation Contacts

The Burns Basin model consists of 16 major 0.01 opt Au grade-shells and a few small shells which generally trend north-south following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Mill Creek model consists of 15 main 0.01 opt Au grade-shells with a few small shells which generally trend north-northeast following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Pie Creek model consists of 5 0.01 opt Au grade-shells which generally trend north-northeast following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Road Canyon model consists of 4 0.01 opt Au grade-shells which generally trend north-northeast following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Saval open pit model consists of 23 main 0.01 opt Au grade-shells which generally trend north-northwest. Internal to the 0.01 opt grade-shells are the 0.1 opt grade-shells used in the SSX underground model. The grade-shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact.

The Wright Window model consists of 6 main 0.01 opt Au grade-shells and a few small shells which generally trend north-northeast following the SDrm to Ohc contact.

The California Mountain model consists of 13 main 0.01 opt Au grade-shells and two 0.1 opt Au grade-shells which generally trend north-northeast following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Murray model consists of 31 0.1 opt Au grade-shells which generally trend west northwest, 285 degrees, along the strike of an anticline. The grade-shells are near the apex of the anticline but dip about 10 to 20 degrees down both limbs of the anticline. The west end of the anticline plunges about 20 degrees.

The Saval underground model consists of 40 main 0.1 opt Au grade-shells which generally trend west-northwest. The grade-shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact.

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The Smith model consists of 118 0.1 opt Au grade-shells which generally trend northwest along three main zones and a fourth smaller zone. An anticline ridge intersects the three zones along a northeast strike. The northern-most zone plunges shallowly away from the anticline ridge intersection and dips gently to the north. The center and southern zones only plunge southeast from the anticline ridge and dip shallowly in all directions. The fourth zone is northwest of the anticline ridge line and between the central and south zones. The fourth zone dips to the north-northwest. Therefore the grade-shells all together define an anticline which trends northeast-southwest which intersects three main northwest trending mineralized zones which plunge gently away from the anticline ridge.

The Starvation model consists of five main 0.1 opt Au grade-shells that were divided into a total of nine shells which generally trend east-west with a northwest trending structure which contorts and steepens the grade-shells on the northern edge and steepens the dip to near vertical in the east. The grade-shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and exist within Ohc to the Ohc3-Ohc4 contact. The grade-shells range in depth from 6,800 to 7,200 feet in elevation.

The Steer-SSX model consists of 159 main 0.1 opt Au grade-shells which generally trend east-west with a northwest trending anticline in the SSX deposit. The grade-shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact The West Mahala model consists of 10 main 0.1 opt Au grade-shells which generally trend east-west following the SDrm to Ohc contact.

The Winters Creek model consists of 5 main 0.01 opt Au grade-shells and 10 0.1 opt Au grade-shells which generally trend north-northeast following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

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14.3      Specific Gravity and Density

The tonnage factor used for all Jerritt Canyon intact rock is 12.6 cubic feet per ton which is a density of 0.0794 tons per cubic foot. No distinction is currently made for variations in lithology, while it is recognized that significant differences may occur within various units at each mine.

The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heavier than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter. Additional tests were done in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heavier than the 12.6 cubic feet per ton average used at the mines.

The tonnage factor for dump and stockpile material on the surface is 17.6 cubic feet per ton or a density of 0.0568 tons per cubic foot.

The tonnage factor for cemented rock fill used underground is 15.4 cubic feet per ton or a density of 0.0649 tons per cubic foot.

Potential ores at Road Canyon hosted in near-surface colluvial material used a tonnage factor of 17.5 ft3/ton to better represent swelling and pore space in the unconsolidated material.

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Jerritt Canyon NI 43-101 Technical Report Year End 2011

14.4      Statistics and Variography

Univariate and basic statistics were calculated for gold for each deposit using the 5-foot composite samples within the grade-shells. The statistics for the open pit models are in Table 14.4.1 and the histogram and cumulative frequency plots are in Figures 14-29 to 14-34. The statistics for the underground models is in Table 14.4.2 and the histogram and cumulative frequency plots are in Figures 14-35 to 14-40. The Saval, Steer-SSX, and West Mahala statistics were calculated together as they are combined in the same block model named collectively SSX.

Table 14.4.1: Summary of Statisticsby Open Pit Model

Model	#Comps	Min	Max	Mean	Std Dev	Coeff of Var
Burns Basin Mill Creek Pie Creek Road Canyon Saval Wright Window	9,330 2,514 767 156 24,482 892	0.0005 0.0005 0.0009 0.0020 0.0002 0.0010	3.2440 1.6000 0.3550 0.2600 1.8070 0.9000	0.0696 0.0832 0.0493 0.0416 0.0404 0.0543	0.1597 0.1410 0.0569 0.0499 0.0477 0.0722	2.2936 1.6951 1.1552 1.1984 1.1800 1.3295

Table 14.4.2: Summary of Statistics by Underground Model

Model	#Comps	Min	Max	Mean	Std Dev	Coeff of Var
California Mtn Murray Smith SSX Starvation Winters Creek	17 3,145 60,819 119,834 617 601	0.0660 0.0006 0.0001 0.0002 0.0020 0.0008	0.9390 3.4380 7.1900 50.2590 1.3350 1.4720	0.2741 0.2065 0.2313 0.2574 0.2828 0.2098	0.2428 0.2420 0.2897 0.3076 0.2001 0.1614	0.8856 1.1720 1.2527 1.1950 0.7074 0.7691

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-29
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-29: Burns Basin Gold Histogram and Cumulative Frequency Plot

aufa from Jcburns_pt01_comps_sept2011
FREQUENCY
PERCENT
1373
1177
981
785
588
392
196
0
14.7
12.6
10.5
8.4
6.3
4.2
2.1
0.0
0.0005
0.0007
0.0010
0.0014
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
0.3620
0.5120
0.7241
1.0240
1.4482
2.0480
2.8963
aufa
STATISTICS
POPULATION 9330
MINIMUM 0.0005
MAXIMUM 3.2440
MEAN 0.0696
STD DEV 0.1597
COEFF OF VAR 2.2936
GEOMETRIC MEAN 0.0287
STD DEV (LOG10) 0.5258
EXCLUDED DATA
MIN CUTOFF 0.0005
(N) BELOW 492
MAX CUTOFF 3.2440
(N) ABOVE 0
aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)
Monday, October 31, 2011, 12:10

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-30
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-30: Mill Creek Gold Histogram and Cumulative Frequency Plot

aufa from Millc_sept2011_comps

FREQUENCY
307
263
219
175
132
88
44
0
12.2
10.5
8.7
7.0
5.2
3.5
1.7
0.0
PERCENT
0.0005
0.0007
0.0010
0.0014
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
0.3620
0.5120
0.7241
1.0240
1.4482
aufa

STATISTICS	
POPULATION	2514
MINIMUM	0.0005
MAXIMUM	1.6000
MEAN	0.0832
STD DEV	0.1410
COEFF OF VAR	1.6951
GEOMETRIC MEAN	0.0371
STD DEV (LOG10)	0.5457

EXCLUDED DATA	
MIN CUTOFF	0.0005
(N) BELOW	0
MAX CUTOFF	1.6000
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Stones for Windows, UGraph Program
Thursday, March 29, 2012 14:31

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-31
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-31: Pie Creek Gold Histogram and Cumulative Frequency Plot

aufa from Jcpiecrk_23nov3011_comps

FREQUENCY
PERCENT
aufa
99
85
71
57
42
28
14
0
12.9
11.1
9.2
7.4
5.5
3.7
1.8
0.0
0.0009
0.0013
0.0018
0.0026
0.0036
0.0051
0.0072
0.0102
0.0144
0.0204
0.0288
0.0407
0.0576
0.0815
0.1152
0.1629
0.2304
0.3256

STATISTICS	
POPULATION	767
MINIMUM	0.0009
MAXIMUM	0.3550
MEAN	0.0493
STD DEV	0.0569
COEFF OF VAR	1.1552
GEOMETRIC MEAN	0.0284
STD DEV (LOG10)	0.4701

EXCLUDED DATA	
MIN CUTOFF	0.0009
(N) BELOW	0
MAX CUTOFF	0.3550
(N) ABOVE	0

0.1000
0.0100
0.0010
0.0001
aufa
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-32
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-32: Road Canyon Gold Histogram and Cumulative Frequency Plot

aufa from Roadc_cmp

FREQUENCY
PERCENT
32
27
23
18
14
9
5
0
20.5
17.6
14.7
11.7
8.8
5.9
2.9
0.0
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
aufa

STATISTICS	
POPULATION	156
MINIMUM	0.0020
MAXIMUM	0.2600
MEAN	0.0416
STD DEV	0.0499
COEFF OF VAR	1.1984
GEOMETRIC MEAN	0.0240
STD DEV (LOG10)	0.4494

EXCLUDED DATA	
MIN CUTOFF	0.0020
(N) BELOW	0
MAX CUTOFF	0.2600
(N) ABOVE	0

aufa
0.1000
0.0100
0.0010
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Stores for Windows, Ugraph Program
Wednesday, March 28, 2012, 23:14

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-33
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-33: Saval Gold Histogram and Cumulative Frequency Plot

aufa from Jcopssx_comps_au01

FREQUENCY
PERCENT
aufa
3500
3000
2500
2000
1500
1000
500
0
14.3
12.3
10.2
8.2
6.1
4.1
2.0
0.0
0.0002
0.0003
0.0004
0.0006
0.0008
0.0011
0.0016
0.0023
0.0032
0.0045
0.0064
0.0091
0.0128
0.0181
0.0256
0.0362
0.0512
0.0724
0.1024
0.1448
0.2048
0.2896
0.4096
0.5793
0.8192
1.1585
1.6384

STATISTICS	
POPULATION	24482
MINIMUM	0.0002
MAXIMUM	1.8070
MEAN	0.0404
STD DEV	0.0477
COEFF OF VAR	1.1800
GEOMETRIC MEAN	0.0258
STD DEV (LOG10)	0.4362

EXCLUDED DATA	
MIN CUTOFF	0.0002
(N) BELOW	0
MAX CUTOFF	1.8070
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-34
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-34: Wright Window Gold Histogram and Cumulative Frequency Plot

aufa from Jcww_sept2011_flag_comps

FREQUENCY
PERCENT
aufa
141
121
101
81
60
40
20
0
15.8
13.5
11.3
9.0
6.8
4.5
2.3
0.0
0.0010
0.0014
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
0.3620
0.5120
0.7241

STATISTICS	
POPULATION	892
MINIMUM	0.0010
MAXIMUM	0.9000
MEAN	0.0543
STD DEV	0.0722
COEFF OF VAR	1.3295
GEOMETRIC MEAN	0.0331
STD DEV (LOG10)	0.4199

EXCLUDED DATA	
MIN CUTOFF	0.0010
(N) BELOW	8
MAX CUTOFF	0.9000
(N) ABOVE	0

aufa
0.1000
0.0100
0.0010
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

[illegible] for Windows, UGraph Program
Tuesday, March 27, 2012, 16:11

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-35
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-35: California Mountain Gold Histogram and Cumulative Frequency Plot

aufa from Calmtn_feb2012_comps_au1

FREQUENCY
PERCENT
0 1 2 3 4 5 6 7
0.0 5.9 11.8 17.6 23.5 29.4 35.3 41.2
0.0660 0.0933 0.1320 0.1867 0.2640 0.3734 0.5280 0.7467
aufa

STATISTICS	
POPULATION	17
MINIMUM	0.0660
MAXIMUM	0.9390
MEAN	0.2741
STD DEV	0.2428
COEFF OF VAR	0.8856
GEOMETRIC MEAN	0.2080
STD DEV (LOG10)	0.3129

EXCLUDED DATA	
MIN CUTOFF	0.0660
(N) BELOW	0
MAX CUTOFF	0.9390
(N) ABOVE	0

aufa
0.1000
0.0100
0.01 0.1 0.5 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.9 99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Thursday, March 29, 2012

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-36
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-36: Murray Gold Histogram and Cumulative Frequency Plot

aufa from Murray_comps
FREQUENCY
PERCENT
aufa
STATISTICS
POPULATION 3145
MINIMUM 0.0006
MAXIMUM 3.4380
MEAN 0.2065
STD DEV 0.2420
COEFF OF VAR 1.1720
GEOMETRIC MEAN 0.1264
STD DEV (LOG10) 0.4831
EXCLUDED DATA
MIN CUTOFF 0.0006
(N) BELOW 0
MAX CUTOFF 3.4380
(N) ABOVE 0
CUMULATIVE FREQUENCY
(Probability Scale)

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-37
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-37: Smith Gold Histogram and Cumulative Frequency Plot

aufa from Jcsmith_jan2012_au1_comps

FREQUENCY
PERCENT
9939
8519
7099
5679
4260
2840
1420
0
16.3
14.0
11.7
9.3
7.0
4.7
2.3
0.0
0.0001
0.0001
0.0002
0.0003
0.0004
0.0006
0.0008
0.0011
0.0016
0.0023
0.0032
0.0045
0.0064
0.0091
0.0128
0.0181
0.0256
0.0362
0.0512
0.0724
0.1024
0.1448
0.2048
0.2896
0.4096
0.5793
0.8192
1.1585
1.6384
2.3170
3.2768
4.6341
6.5536
aufa

STATISTICS	
POPULATION	60819
MINIMUM	0.0001
MAXIMUM	7.1900
MEAN	0.2313
STD DEV	0.2897
COEFF OF VAR	1.2527
GEOMETRIC MEAN	0.1354
STD DEV (LOG10)	0.4958

EXCLUDED DATA	
MIN CUTOFF	0.0001
(N) BELOW	0
MAX CUTOFF	7.1900
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-38
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-38: SSX Gold Histogram and Cumulative Frequency Plot

aufa from Jcssx_jan2012_au1_comps

FREQUENCY
PERCENT
17432
14942
12451
9961
7471
4981
2490
0
14.5
12.5
10.4
8.3
6.2
4.2
2.1
0.0
0.0002 0.0003 0.0004 0.0006 0.0008 0.0011 0.0016 0.0023 0.0032 0.0045 0.0064 0.0091 0.0128 0.0181 0.0256 0.0362 0.0512 0.0724 0.1024 0.1448 0.2048 0.2896 0.4096 0.5793 0.8192 1.1585 1.6384 2.3170 3.2768 4.6341 6.5536 9.2682 13.1072 18.5364 26.2144 37.0728
aufa

STATISTICS	
POPULATION	119834
MINIMUM	0.0002
MAXIMUM	50.2590
MEAN	0.2574
STD DEV	0.3076
COEFF OF VAR	1.1950
GEOMETRIC MEAN	0.1500
STD DEV (LOG10)	0.5188

EXCLUDED DATA	
MIN CUTOFF	0.0002
(N) BELOW	0
MAX CUTOFF	50.2590
(N) ABOVE	0

10.0000
1.0000
0.1000
0.0100
0.0010
0.0001
aufa
0.01 0.1 0.5 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.5 99.9 99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Tuesday, March 20, 2012, 14:21

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-39
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-39: Starvation Gold Histogram and Cumulative Frequency Plot

aufa from Jcstarv_comps_sept2010

FREQUENCY
PERCENT
119
102
85
68
51
34
17
0
19.3
16.5
13.8
11.0
8.3
5.5
2.8
0.0
0.0020
0.0028
0.0040
0.0057
0.0080
0.0113
0.0160
0.0226
0.0320
0.0453
0.0640
0.0905
0.1280
0.1810
0.2560
0.3620
0.5120
0.7241
1.0240
aufa

STATISTICS	
POPULATION	617
MINIMUM	0.0020
MAXIMUM	1.3350
MEAN	0.2828
STD DEV	0.2001
COEFF OF VAR	0.7074
GEOMETRIC MEAN	0.2156
STD DEV (LOG10)	0.3700

EXCLUDED DATA	
MIN CUTOFF	0.0020
(N) BELOW	0
MAX CUTOFF	1.3350
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

... for Windows, ... Program
Friday, May 20, 2011, ...

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-40
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-40: Winters Creek Gold Histogram and Cumulative Frequency Plot

aufa from Jcwc_comps_wc1_jan2012

FREQUENCY
PERCENT
aufa
128
110
91
73
55
37
18
0
21.3
18.3
15.2
12.2
9.1
6.1
3.0
0.0
0.0008
0.0011
0.0016
0.0023
0.0032
0.0045
0.0064
0.0091
0.0128
0.0181
0.0256
0.0362
0.0512
0.0724
0.1024
0.1448
0.2048
0.2896
0.4096
0.5793
0.8192
1.1585

STATISTICS	
POPULATION	601
MINIMUM	0.0008
MAXIMUM	1.4720
MEAN	0.2098
STD DEV	0.1614
COEFF OF VAR	0.7691
GEOMETRIC MEAN	0.1507
STD DEV (LOG10)	0.4453

EXCLUDED DATA	
MIN CUTOFF	0.0008
(N) BELOW	0
MAX CUTOFF	1.4720
(N) ABOVE	0

aufa
1.0000
0.1000
0.0100
0.0010
0.0001
0.01
0.1
0.5
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.5
99.9
99.99
CUMULATIVE FREQUENCY
(Probability Scale)

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-41
Jerritt Canyon NI 43-101 Technical Report Year End 2011

A cap grade was determined from the grade-shell composites for each deposit. The composites are plotted in Excel in descending order of grade and the cap grade picked from the graph. The cap grade is used during estimation as described in Section 14.6 “Resource Estimation and Block Calculations.”

Table 14.4.3 shows the cap for the open pit models and Table 14.4.4 shows the cap for the underground models. As discussed previously, models Saval, Steer-SSX, and West Mahala are all in one SSX block model. Figure 14-41 shows a representative graph for the Smith model.

Table 14.4.3: Cap Grade by Open Pit Model

Model	Cap Grade	#Comps Affected	X Limit	Y Limit	Z Limit
Burns Basin Mill Creek Pie Creek Road Canyon Saval Wright Window	1.80 0.80 0.25 0.18 0.55 0.28	11 16 11 4 25 13	10 10 10 10 10 10	10 10 10 10 10 10	10 10 10 10 10 10

Table 14.4.4: Cap Grade by Underground Model

Model	Cap Grade	#Comps Affected	X Limit	Y Limit	Z Limit
California Mtn Murray Smith SSX Starvation Winters Creek	0.30 1.80 3.50 3.00 0.80 0.60	5 11 31 21 15 15	10 10 10 10 10 10	10 10 10 10 10 10	10 10 10 10 10 10

Figure 14-41: Smith Cap Grade Plot

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-42
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Variograms were generated in the SAGE2001 software from the 5 foot composites within the grade-shells for one open pit model, Saval, and four underground models, Murray, Smith, SSX (Saval, Steer-SSX, West Mahala), and Starvation. These models have production data or otherwise closely spaced data which warrants variogram calculation and ordinary kriging estimation.

The variograms were modeled in SAGE using the exponential model option with a practical range. The variogram model is output from SAGE using the custom LLL-ZYX option. The model data for the two structures is entered into the Vulcan estimation parameters as the kriging weights for the ordinary kriging estimation of gold. Table 14.4.5 shows the Vulcan kriging estimation parameters per model and Tables 14.4.6 to 14.4.10 show the variogram parameter output files from SAGE. Figures 14-42 to 14-56 contain the variogram plots.

Table 14.4.5: Vulcan Ordinary Kriging Input Parameters by Model

Deposit	Structure	Nugget	Sill Diff	Bearing	Plunge	Dip	Major (ft)	Semi (ft)	Minor (ft)
Murray Murray Smith Smith SSX SSX Starv Starv Saval Saval	1 2 1 2 1 2 1 2 1 2	0.472 0.472 0.145 0.145 0.227 0.227 0.142 0.142 0.227 0.227	0.368 0.16 0.617 0.237 0.697 0.077 0.521 0.337 0.697 0.077	121 79 47 108 25 128 81 173 25 128	-23 2 11 -121 85 -85 61 24 85 -85	57 60 70 -6 19 9 83 46 19 9	103 22 22 115 22 160 13 62 22 160	42 133 24 50 21 232 73 265 21 232	84 602 25 327 26 742 53 156 26 742

Table 14.4.6: Murray Variogram Parameters

Nugget ==> 0.472
C1 ==> 0.368
C2 ==> 0.160
First Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> 31
2nd rotation about the Y' axis ==> -23
3rd rotation about the X' axis ==> 57
Range along the Z' axis 83.7	Azimuth 45	Dip 30
Range along the Y' axis 41.6	Azimuth 359	Dip -51
Range along the X' axis 102.8	Azimuth 121	Dip -23

Second Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> -11
2nd rotation about the Y' axis ==> 2
3rd rotation about the X' axis ==> 60
Range along the Z' axis 602.4	Azimuth 348	Dip 30
Range along the Y' axis 133.7	Azimuth 352	Dip -60
Range along the X' axis 22.1	Azimuth 79	Dip 2

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	14-43
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 14-42: Murray Downhole Variogram

=

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Figure 14-43: Murray Modeled Variogram (270,0)

Figure 14-44: Murray Modeled Variogram (180,-15)

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Table 14.4.7: Smith Variogram Parameters

Nugget ==> 0.145
C1 ==> 0.617
C2 ==> 0.237
First Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> -43
2nd rotation about the Y' axis ==> 11
3rd rotation about the X' axis ==> 70
Range along the Z' axis 25.5	Azimuth 313	Dip 20
Range along the Y' axis 23.8	Azimuth 345	Dip -67
Range along the X' axis 21.9	Azimuth 47	Dip 11

Second Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> 18
2nd rotation about the Y' axis ==> -121
3rd rotation about the X' axis ==> -6
Range along the Z' axis 327.2	Azimuth 115	Dip -31
Range along the Y' axis 49.9	Azimuth 23	Dip -3
Range along the X' axis 115.3	Azimuth 288	Dip -59

Figure 14-45: Smith Downhole Variogram

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Figure 14-46: Smith Modeled Variogram (120,-15)

Figure 14-47: Smith Modeled Variogram (330,-30)

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Table 14.4.8: SSX Variogram Parameters

Nugget ==> 0.227
C1 ==> 0.697
C2 ==> 0.077
First Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> -65
2nd rotation about the Y' axis ==> 85
3rd rotation about the X' axis ==> 19
Range along the Z' axis 26.0	Azimuth 223	Dip 4
Range along the Y' axis 21.2	Azimuth 313	Dip -1
Range along the X' axis 22.2	Azimuth 25	Dip 85

Second Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> 38
2nd rotation about the Y' axis ==> -85
3rd rotation about the X' axis ==> 9
Range along the Z' axis 742.7	Azimuth 119	Dip 5
Range along the Y' axis 232.6	Azimuth 29	Dip -1
Range along the X' axis 160.4	Azimuth 128	Dip -85

Figure 14-48: SSX Downhole Variogram

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Figure 14-49: SSX Modeled Variogram (90,0)

Figure 14-50: SSX Modeled Variogram (180,-30)

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Table 14.4.9: Starvation Variogram Parameters

Nugget ==> 0.142
C1 ==> 0.521
C2 ==> 0.337
First Structure -- Spherical
1st rotation about the Z axis ==> -9
2nd rotation about the Y' axis ==> 61
3rd rotation about the X' axis ==> 83
Range along the Z' axis 53.0	Azimuth 344	Dip 4
Range along the Y' axis 73.2	Azimuth 72	Dip -29
Range along the X' axis 12.9	Azimuth 81	Dip 61

Second Structure -- Spherical
1st rotation about the Z axis ==> 83
2nd rotation about the Y' axis ==> 24
3rd rotation about the X' axis ==> 46
Range along the Z' axis 155.9	Azimuth 62	Dip 39
Range along the Y' axis 265.1	Azimuth 106	Dip -41
Range along the X' axis 62.2	Azimuth 173	Dip 24

Figure 14-51: Starvation Downhole Variogram

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Figure 14-52: Starvation Modeled Variogram (300,0)

Figure 14-53: Starvation Modeled Variogram (120,-15)

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Table 14.4.10: Saval Variogram Parameters

Nugget ==> 0.227
C1 ==> 0.697
C2 ==> 0.077
First Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> -65
2nd rotation about the Y' axis ==> 85
3rd rotation about the X' axis ==> 19
Range along the Z' axis 26.0	Azimuth 223	Dip 4
Range along the Y' axis 21.2	Azimuth 313	Dip -1
Range along the X' axis 22.2	Azimuth 25	Dip 85

Second Structure -- Exponential with Practical Range
1st rotation about the Z axis ==> 38
2nd rotation about the Y' axis ==> -85
3rd rotation about the X' axis ==> 9
Range along the Z' axis 742.7	Azimuth 119	Dip 5
Range along the Y' axis 232.6	Azimuth 29	Dip -1
Range along the X' axis 160.4	Azimuth 128	Dip -85

Figure 14-54: Saval Downhole Variogram

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Figure 14-55: Saval Modeled Variogram (90,0)

Figure 14-56: Saval Modeled Variogram (180,-30)

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14.5      Block Models

New block models were created for each of the six open pit deposits. Six block models were also created for the underground deposits with the SSX block model encompassing the Saval, Steer-SSX, and West Mahala underground deposits. All of the block models were created in Vulcan Software for this NI 43-101.

The block model file names for the open pit models are:

jcburns_20x20x20.bmf
jcmillc_20x20x20_dec2011.bmf
jcpiecrk_20x20x20.bmf
jcroadc_20x20x20.bmf
jcopssx_20x20x20_dec2011.bmf
jcww_20x20x20.bmf

The block model file names for the underground models are:

jccalmtn_final_ug_feb2012.bmf
jcmurray_final_ug_feb2012.bmf
jcsmith03_eng.bmf
jcssx03_eng.bmf
jcstarv_sept2010_v2.bmf
jcwinters_final_ug_feb2012.bmf

Details from the header files of the 12 block models are given in Tables 14.5.1 to 14.5.12.

Table 14.5.1: Burns Basin Block Model Details

Model name	: C:\jcburns_20x20x20_dec2011
History list	: jcburns_20x20x2005Dec2011.bhst
Format	: extended
Structure	: regular
Smooth	: no
Number of blocks	: 4509375
Number of variables	: 5
Number of schemas	: 1
Origin	: 0.000000 0.000000 0.000000
Bearing/Dip/Plunge	: 90.000000 0.000000 0.000000
Created on	: Mon Dec 05 18:53:42 2011
Last modified on	: Mon Dec 05 19:04:56 2011
Model is indexed.

Variables	Default	Type	Description
------------------------------------------------------	------------------------------------------------------------------------------------------------------------
au_id3	0.0	float	average au_id3
density	0.0	float	average density
zone	none	name	zone
fm	none	name	fm
classname	none	name	mii
volume	-	predefined
xlength	-	predefined
ylength	-	predefined

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zlength	-	predefined
xcentre	-	predefined
ycentre	-	predefined
zcentre	-	predefined
xworld	-	predefined
yworld	-	predefined
zworld	-	predefined

Translation Tables :
--------------------
zone :
none	= 0
pt01	= 1
dump	= 2
air	= 3

fm :
none	= 0
oe	= 1
ohc4	= 2
ohc3	= 3
sdrm	= 4
dump	= 5
air	= 6
osc	= 7

classname :
none	= 0
ind	= 1
inf	= 2
meas	= 3

Schema <parent>
Offset minimum : 382700.000000 398700.000000 6700.000000
maximum : 389200.000000 402400.000000 8200.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 325 185 75

Table 14.5.2: Mill Creek Block Model Details

Model name : C:\jcmillc_20x20x20_nov2011
History list : jcmillc_20x20x2008Nov2011.bhst
Format : extended
Structure : regular
Smooth : no
Number of blocks : 2145000
Number of variables : 6
Number of schemas : 1
Origin : 0.000000 0.000000 0.000000

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Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Tue Nov 08 10:46:17 2011
Last modified on : Tue Nov 08 10:53:36 2011
Model is indexed.

Variables Default Type Description
------------------------------------------------------
au_id3 -99.0 float average au_id3
density -99.0 float average density
fillpc 0 byte filled percentage (0=empty,100=full)
zone none name zone
fm none name fm
classname none name mii
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
air = 1
millc = 2
dump = 3

fm :
none = 0
air = 1
ohc3 = 2
ohc4 = 3
oe = 4
sdrm = 5
osc = 6
dump = 7

classname :
none = 0
ind = 1
inf = 2
meas = 3

Schema <parent>
Offset minimum : 372300.000000 399700.000000 6500.000000
maximum : 377800.000000 402300.000000 7700.000000

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Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 275 130 60

Table 14.5.3: Pie Creek Block Model Details

Model name : C:\jcpiecrk_20x20x20
History list : jcpiecrk_20x20x2008Dec2011.bhst
Format : extended
Structure : regular
Smooth : no
Number of blocks : 1152000
Number of variables : 5
Number of schemas : 1
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Thu Dec 08 09:19:57 2011
Last modified on : Thu Dec 08 09:35:51 2011
Model is indexed.

Variables Default Type Description
------------------------------------------------------
au_id3 0.0 float average au_id3
density 0.0 float average density
zone none name zone
fm none name fm
classname none name mii
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
air = 1
pie = 2

fm :
none = 0
ohc4 = 1
ohc3 = 2
sdrm = 3

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oe = 4
air = 5
osc = 6

classname :
none = 0
inf = 1
ind = 2

Schema <parent>
Offset minimum : 387400.000000 378000.000000 6600.000000
maximum : 391000.000000 381200.000000 7400.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 180 160 40

Table 14.5.4: Road Canyon Block Model Details

Model name : C:\jcroadc_20x20x20
History list : jcroadc_20x20x2008Nov2011.bhst
Format : extended
Structure : regular
Smooth : no
Number of blocks : 1599000
Number of variables : 6
Number of schemas : 1
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Tue Nov 08 11:22:42 2011
Last modified on : Tue Nov 08 11:30:45 2011
Model is indexed.

Variables Default Type Description
----------------------------------------------------------------------------------------
au_id3 -99.0 float average au_id3
density -99.0 float average density
fillpc 0 byte filled percentage (0=empty,100=full)
zone none name zone
fm none name fm
classname none name mii
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

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Translation Tables :
--------------------
zone :
none = 0
roadc = 1
air = 2

fm :
none = 0
oe = 1
ohc4 = 2
ohc3 = 3
sdrm = 4
osc = 5
air = 6

classname :
none = 0
inf = 1
ind = 2

Schema <parent>
Offset minimum : 383000.000000 389600.000000 7100.000000
maximum : 387100.000000 392200.000000 8300.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 205 130 60

Table 14.5.5: Saval Open Pit Block Model Details

Model name : C:\jcopssx_20x20x20_dec2011
History list : temp_20x20x2003Dec2011.bhst
Format : extended
Structure : regular
Smooth : no
Number of blocks : 9447750
Number of variables : 5
Number of schemas : 1
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Sat Dec 03 17:51:10 2011
Last modified on : Sun Dec 04 10:39:26 2011
Model is indexed.

Variables Default Type Description
-----------------------------------------------------------------------------------------
density 0.0 float average density
au_ok 0.0 float average au_ok
zone none name zone

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fm none name fm
classname none name mii
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
ssx01 = 1
ssx1 = 2
dump = 3
air = 4
asb = 5

fm :
none = 0
oe = 1
ohc4 = 2
osc = 3
sdrm = 4
ohc3 = 5
dump = 6
air = 7

classname :
non e = 0
ind = 1
inf = 2
meas = 3

Schema <parent>
Offset minimum : 384300.000000 405700.000000 6500.000000
maximum : 392100.000000 411400.000000 8200.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 390 285 85

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Table 14.5.6: Wright Window Block Model Details

Model name : C:\jcww_20x20x20
History list : jcww_20x20x2008Nov2011.bhst
Format : extended
Structure : regular
Smooth : no
Number of blocks : 815625
Number of variables : 6
Number of schemas : 1
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Tue Nov 08 13:28:25 2011
Last modified on : Tue Nov 08 13:35:12 2011
Model is indexed.

Variables Default Type Description
------------------------------------------------------
au_id3 -99.0 float average au_id3
density -99.0 float average density
fillpc 0 byte filled percentage (0=empty,100=full)
zone none name zone
fm none name fm
classname none name mii
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
ww = 1
air = 2

fm :
none = 0
ohc4 = 1
ohc3 = 2
sdrm = 3
oe = 4
air = 5

classname :
none = 0

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inf = 1
ind = 2
meas = 3

Schema <parent>
Offset minimum : 371800.000000 418000.000000 6000.000000
maximum : 374700.000000 420500.000000 6900.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 145 125 45

Table 14.5.7: California Mountain Block Model Details

Model name : C:\jccalmtn_final_ug_feb2012
History list : jccalmtn_08Feb2012.bhst
Format : extended
Structure : non-regular
Smooth : no
Number of blocks : 2068687
Number of variables : 6
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Wed Feb 08 16:10:15 2012
Last modified on : Wed Feb 08 20:54:00 2012
Model is indexed.

Variables Default Type Description
------------------------------------------------------
zone none name ore zone
fm none name rock formation
classname none name meas ind inf
class -99.0 float mii
au_id3 -99.0 float inv dist cubed
density -99.0 float density
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0

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calmtn01 = 1
calmtn1 = 2

fm :
none = 0
ohc3 = 1
air = 2
sdrm = 3
ohc4 = 4
osc = 5
dump = 6

classname :
none = 0
inf = 1
ind = 2
meas = 3

Schema <parent>
Offset minimum : 396200.000000 410300.000000 7300.000000
maximum : 399800.000000 413700.000000 8200.000000
Blocks minimum : 20.000000 20.000000 20.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 180 170 45

Schema <sub>
Offset minimum : 396200.000000 410300.000000 7300.000000
maximum : 399800.000000 413700.000000 8200.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 20.000000 20.000000 20.000000
No of blocks : 720 680 180

Table 14.5.8: Murray Block Model Details

Model name : C:\jcmurray_final_ug_feb2012
History list : jcmurray_Feb2012.bhst
Format : extended
Structure : non-regular
Smooth : no
Number of blocks : 459166
Number of variables : 7
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Tue Feb 07 22:12:22 2012
Last modified on : Wed Feb 08 20:42:08 2012
Model is indexed.

Variables Default Type Description
---------------------------------------------------------------------------------------

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zone none name ore zone
fm none name rock formation
mined none name intact or asb
classname none name meas ind inf
au_ok -99.0 float ordinary kriging
density -99.0 float density
class -99.0 float 1=meas 2=ind 3=inf
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
mur1 = 1
asb = 2

fm :
none = 0
ohc4 = 1
ohc3 = 2
sdrm = 3
osc = 4
air = 5

mined :
none = 0

classname :
none = 0
ind = 1
inf = 2
meas = 3

Schema <parent>
Offset minimum : 378700.000000 419600.000000 5700.000000
maximum : 383800.000000 421400.000000 6400.000000
Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 51 18 7

Schema <sub>
Offset minimum : 378700.000000 419600.000000 5700.000000

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maximum : 383800.000000 421400.000000 6400.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 1020 360 140

Table 14.5.9: Smith Block Model Details

Model name : C:\jcsmith03_eng
History list : jcsmith.bhst
Format : extended
Structure : non-regular
Smooth : no
Number of blocks : 3788977
Number of variables : 7
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Wed Jan 25 21:56:19 2012
Last modified on : Thu Jan 26 15:52:20 2012
Model is indexed.

Variables Default Type Description
------------------------------------------------------
zone none name ore zone
fm none name rock formation
mined none name intact or asb
classname none name meas ind inf
au_ok -99.0 float ordinary kriging
density -99.0 float density
class -99.0 float 1=meas 2=ind 3=inf
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
au1 = 1
au01 = 2
asb = 3

fm :

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none = 0
sdrm = 1
osc = 2
air = 3
ohc3 = 4
ohc4 = 5
oe = 6
dump = 7

mined :
none = 0
intact = 1
asb = 2

classname :
none = 0
inf = 1
ind = 2
meas = 3

Schema <parent>
Offset minimum : 397100.000000 404000.000000 6100.000000
maximum : 408200.000000 409800.000000 8000.000000
Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 111 58 19

Schema <subblocking_2>
Offset minimum : 397100.000000 404000.000000 6100.000000
maximum : 408200.000000 409800.000000 8000.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 2220 1160 380

Table 14.5.10: SSX Block Model Details

Model name : C:\jcssx03_eng
History list : jcssx_12Jan2012.bhst
Format : extended
Structure : non-regular
Smooth : no
Number of blocks : 7978967
Number of variables : 7
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Thu Jan 12 22:26:53 2012
Last modified on : Tue Jan 17 13:26:27 2012
Model is indexed.

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John Fox, P. Eng

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Variables Default Type Description
----------------------------------------------------------------------------
zone none name ore zone
fm none name rock formation
mined none name intact or asb
classname none name meas ind inf
au_ok -99.0 float ordinary kriging
density -99.0 float density
class -99.0 float 1=meas 2=ind 3=inf
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
au1 = 1
au01 = 2
asb = 3

fm :
none = 0
oe = 1
ohc4 = 2
ohc3 = 3
air = 4
sdrm = 5
osc = 6
dump = 7

mined :
none = 0
intact = 1
asb = 2

classname :
none = 0
ind = 1
meas = 2

Schema <parent>
Offset minimum : 384300.000000 404000.000000 6200.000000
maximum : 397100.000000 411400.000000 8400.000000

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 128 74 22

Schema <subblocking_2>
Offset minimum : 384300.000000 404000.000000 6200.000000
maximum : 397100.000000 411400.000000 8400.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 2560 1480 440

Table 14.5.11: Starvation Block Model Details

Model name : jcstarv_sept2010_v2
History list : Sep2010.bhst
Format : extended
Structure : non-regular
Number of blocks : 2915132
Number of variables : 15
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Fri Sep 03 10:45:19 2010
Last modified on : Fri May 20 18:41:39 2011
Model is indexed.

Variables Default Type Description
------------------------------------------------------------------------------------
shell none name ore shell
zone none name ore zone
domain none name domain
rock none name rock formation
au_ok -99.0 float ordinary kriging
au_id3 -99.0 float inverse distance cubed
au_nn -99.0 float nearest neighbor
density -99.0 float density
nsamp -99.0 float number of samples
nhole -99.0 float number of holes
avgdist -99.0 float average distance
neardist -99.0 float nearest distance
class -99.0 integer 1=meas 2=ind 3=inf
kvar -99.0 float krig variance
flag_au -99.0 float estimation flag for ag
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined

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xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
shell :
none = 0
low = 1
starv011 = 2
starv012 = 3
starv013 = 4
starv014 = 5
starv021 = 6
starv022 = 7
starv03 = 8
starv04 = 9
starv05 = 10
air = 11

zone :
none = 0
low = 1
starv = 2

domain :
none = 0

rock :
none = 0

Schema <parent>
Offset minimum : 368400.000000 378000.000000 6700.000000
maximum : 370700.000000 379500.000000 7800.000000
Blocks minimum : 10.000000 10.000000 10.000000
maximum : 10.000000 10.000000 10.000000
No of blocks : 230 150 110

Schema <sub>
Offset minimum : 368400.000000 378000.000000 6700.000000
maximum : 370700.000000 379500.000000 7800.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 10.000000 10.000000 10.000000
No of blocks : 460 300 220

Table 14.5.12: Winters Creek Block Model Details

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Model name : C:\jcwinters_ug_feb2012
History list : jcwinters_06Feb2012.bhst
Format : extended
Structure : non-regular
Smooth : no
Number of blocks : 1722180
Number of variables : 5
Number of schemas : 2
Origin : 0.000000 0.000000 0.000000
Bearing/Dip/Plunge : 90.000000 0.000000 0.000000
Created on : Mon Feb 06 20:17:15 2012
Last modified on : Tue Feb 07 08:18:26 2012
Model is indexed.

Variables Default Type Description
------------------------------------------------------
zone none name ore zone
classname none name meas ind inf
class -99.0 float 1 2 3
au_id3 -99.0 float inv dist cubed
density -99.0 float density
volume - predefined
xlength - predefined
ylength - predefined
zlength - predefined
xcentre - predefined
ycentre - predefined
zcentre - predefined
xworld - predefined
yworld - predefined
zworld - predefined

Translation Tables :
--------------------
zone :
none = 0
wc1 = 1
wc01 = 2

classname :
none = 0
inf = 1
ind = 2
meas = 3

Schema <parent>
Offset minimum : 389800.000000 426000.000000 6800.000000
maximum : 396000.000000 430400.000000 8300.000000
Blocks minimum : 100.000000 100.000000 100.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 62 44 15

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Schema <sub>
Offset minimum : 389800.000000 426000.000000 6800.000000
maximum : 396000.000000 430400.000000 8300.000000
Blocks minimum : 5.000000 5.000000 5.000000
maximum : 100.000000 100.000000 100.000000
No of blocks : 1240 880 300

The Burns Basin block model was constructed using a 10x10x10 foot block size (XYZ) with no sub-blocking. The block model origin (lower left corner) is 382700E, 398700N, 6700EL and the upper right hand corner is 389200E, 402400N, 8200EL. The X length is 6500 feet, Y length is 3700 feet and the Z length is 1500 feet.

The Mill Creek block model was constructed using a 20x20x20 foot parent block size (XYZ) with sub-blocking to 5x5x5 feet at the edges of all triangulations and inside of the grade-shells. The block model origin (lower left corner) is 372300E, 399700N, 6500EL and the upper right hand corner is 377800E, 402300N, 7700EL. The X length is 5500 feet, Y length is 2600 feet and the Z length is 1200 feet.

The Pie Creek block model was constructed using a 100x100x100 foot parent block size (XYZ) with sub-blocking to 5x5x5 feet at the edges of all triangulations and inside of the grade-shells. The block model origin (lower left corner) is 387400E, 378000N, 6600EL and the upper right hand corner is 391000E, 381200N, 7400EL. The X length is 3600 feet, Y length is 3200 feet and the Z length is 800 feet.

The Road Canyon block model was constructed using a 20x20x20 foot parent block size (XYZ) with sub-blocking to 5x5x5 feet at the edges of all triangulations and inside of the grade-shells. The block model origin (lower left corner) is 383000E, 389600N, 7100EL and the upper right hand corner is 387100E, 392200N, 8300EL. The X length is 4100 feet, Y length is 2600 feet and the Z length is 1200 feet.

The Saval open pit block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.01 opt and 0.10 opt grade-shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 384300E, 405700N, 6500EL and the upper right hand corner is 392100E, 411400N, 8200EL. The X length is 7800 feet, Y length is 5800 feet and the Z length is 1700 feet.

The Wright Window block model was constructed using a 10x10x10 foot parent block size (XYZ) with no sub-blocking. The block model origin (lower left corner) is 371800E, 418000N, 6000EL and the upper right hand corner is 374700E, 420500N, 6900E L. The X length is 2900 feet, Y length is 2500 feet and the Z length is 900 feet.

After grade estimation, the open pit block models are re-blocked (or regularized) so that all of the blocks are the same size, 20x20x20. The re-blocking allows a Lerchs-Grossman to run and calculate optimized pit shells given certain constraints.

The underground block models were created the same as the open pit models with blocks sub-celled to a size of 5x5x5 feet but in the end there is no need for re-blocking.

The California Mountain block model was constructed using a 20x20x20 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of all triangulations and all blocks within the 0.01 opt and 0.10 opt grade-shells. The pit surfaces were also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 396200E, 410300N, 7300EL and the upper right hand corner is 399800E, 413700N, 8200EL. The X length is 3600 feet, Y length is 3400 feet and the Z length is 900 feet.

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The Murray block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade-shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 378700E, 419600N, 5700EL and the upper right hand corner is 383800E, 421400N, 6400EL. The X length is 5100 feet, Y length is 1800 feet and the Z length is 700 feet.

The Smith block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade-shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 397100E, 404000N, 6100EL and the upper right hand corner is 408200E, 409800N, 8000EL. The X length is 11100 feet, Y length is 5800 feet and the Z length is 1900 feet.

The SSX block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade-shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 384300E, 404000N, 6200EL and the upper right hand corner is 397100E, 411400N, 8400EL. The X length is 12800 feet, Y length is 7400 feet and the Z length is 2200 feet.

The Starvation block model was constructed using a 10x10x10 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of triangulations. All blocks within the 0.10 opt grade-shells are 5x5x5 feet. The topographical surface was also defined at a 5x5x5 foot resolution. The low grade blocks outside of the 0.01 opt grade-shells have a maximum size of 10x10x10 feet but ranging in size in increments of 5x5x5 feet near the grade-shells. The block model origin (lower left corner) is 368400E, 378000N, 6700EL and the upper right hand corner is 370700E, 379500N, 7800EL. The X length is 2300 feet, Y length is 1500 feet and the Z length is 1100 feet.

The Winters Creek block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of all triangulations and all blocks within the 0.01 opt and 0.10 opt grade-shells. The pit surfaces were also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 389800E, 426000N, 6800EL and the upper right hand corner is 396000E, 430400N, 8300EL. The X length is 6200 feet, Y length is 4400 feet and the Z length is 1500 feet.

Triangulations are used to create the block models. The modeled geologic formation surfaces were used and the names stored in the FM field. The names in the FM field are sdrm, ohc3, ohc4, osc, oe, and dump. Grade-shell solid names were stored in the SHELL field as well as "low" for the low-grade blocks outside of the grade-shells. At Murray, Smith, and SSX, the as-built underground solids were used to name blocks "asb" in the ZONE and MINED fields. The ZONE field is the same as SHELL except that the individual grade-shell names for the blocks within the grade-shells are replaced by a single name, "smith," "ssx," or "starv."

At Jerritt Canyon, the current topography surface (July 2004 aerial survey) was used to define air blocks which were deleted from the block models. In areas where surface mining has occurred, two topographical surfaces were used to define air and dump blocks. The dump blocks are any blocks between the deepest pit topography and the current topography which would define backfill in the pit or between original topography and current topography where a current dump exists.

The block model variables are listed in Table 14.5.13.

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Table 14.5.13: Block Model Variables

Variable	Default	Type	Description
shell zone domain fm mined classname	none none none none none none	name name name name name name	grade-shell hi or low name geology domain formation ug depletion meas ind inf
au_ok au_id3 au_nn density nsamp nhole	-99.0 -99.0 -99.0 -99.0 -99.0 -99.0	float float float float float float	ordinary kriging inverse distance cubed nearest neighbor inverse tonnage factor number of samples number of holes
avgdist neardist class kvar flag_au	-99.0 -99.0 -99 -99.0 -99.0	float float integer float float	average distance nearest distance 1=meas 2=ind 3=inf kriging variance estimation flag
volume xlength ylength zlength xcentre ycentre zcentre xworld yworld zworld		predefined predefined predefined predefined predefined predefined predefined predefined predefined predefined

14.6      Gold Grade Estimation and Block Calculations

Three estimation methods were run on the gold grade on five block models at Jerritt Canyon. These estimation methods are ordinary kriging (au_ok), inverse distance cubed (au_id3), and nearest neighbor (au_nn). The other seven block models only used the inverse distance cubed estimation method. The ordinary kriging estimation was only used for resource and reserve reporting at Murray, Smith, Saval, Steer-SSX, and West Mahala, where closely spaced production data was available to calculate the kriging weights. All the other deposits used the inverse distance cubed gold estimate to report resources and reserves. Table 14.6.1 shows the estimation methods run on the block model and the estimation used for reporting.

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Table 14.6.1: Block Model Estimation Method

Block Model	Estimation(s) Run	Estimation used for Reporting
jcburns_20x20x20.bmf jcmillc_20x20x20_dec2011.bmf jcpiecrk_20x20x20.bmf jcroadc_20x20x20.bmf jcopssx_20x20x20_dec2011.bmf jcww_20x20x20.bmf	id3 id3 id3 id3 ok, id3, nn id3	id3 id3 id3 id3 id3 id3
jccalmtn_final_ug_feb2012.bmf jcmurray_final_ug_feb2012.bmf jcsmith03_eng.bmf jcssx03_eng.bmf jcstarv_sept2010_v2.bmf jcwinters_final_ug_feb2012.bmf	id3 ok, id3, nn ok, id3, nn ok, id3, nn ok, id3, nn id3	id3 ok ok ok ok id3

For the Jerritt Canyon block model estimations, each of the grade-shell solids had individual estimation orientations and the blocks within the grade-shells were estimated using these individual search orientations with multiple passes. Table 14.6.2 shows the estimation ellipse orientations and ranges for the grade-shells at Murray. Due to the sheer number of grade-shells used in all 12 block models, it is deemed unnecessary to show them all.

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Table 14.6.2: Murray Grade-shell Search Ellipse Orientations

Grade-shell	Est ID	Bearing	Plunge	Dip
shell_au1_mur01_feb2012.00t
shell_au1_mur02_feb2012.00t
shell_au1_mur03_feb2012.00t
shell_au1_mur04_feb2012.00t
shell_au1_mur05_feb2012.00t
shell_au1_mur06_feb2012.00t
shell_au1_mur07_feb2012.00t
shell_au1_mur08_feb2012.00t
shell_au1_mur09_feb2012.00t
shell_au1_mur10_feb2012.00t
shell_au1_mur11_feb2012.00t
shell_au1_mur12_feb2012.00t
shell_au1_mur13_feb2012.00t
shell_au1_mur14_feb2012.00t
shell_au1_mur15_feb2012.00t
shell_au1_mur16_feb2012.00t
shell_au1_mur17_feb2012.00t
shell_au1_mur18_feb2012.00t
shell_au1_mur19_feb2012.00t
shell_au1_mur20_feb2012.00t
shell_au1_mur21_feb2012.00t
shell_au1_mur22_feb2012.00t
shell_au1_mur23_feb2012.00t
shell_au1_mur24_feb2012.00t
shell_au1_mur25_feb2012.00t
shell_au1_mur26_feb2012.00t
shell_au1_mur27_feb2012.00t
shell_au1_mur28_feb2012.00t
shell_au1_mur29_feb2012.00t
shell_au1_mur98_feb2012.00t
shell_au1_mur99_feb2012.00t	mur101
mur102
mur103
mur104
mur105
mur106
mur107
mur108
mur109
mur110
mur111
mur112
mur113
mur114
mur115
mur116
mur117
mur118
mur119
mur120
mur121
mur122
mur123
mur124
mur125
mur126
mur127
mur128
mur129
mur198
	mur199	90 90 90 90 90 90 90 90 90 90 90 45 90 90 90 90 90 45 90 90 90 90 70 70 90 90 90 90 90 0 0	10 10 0 0 0 0 0 0 -25 0 0 5 0 -10 -8 0 16 5 0 21 0 0 -10 -10 18 0 0 0 0 16 -12	20 20 10 0 0 16 30 28 42 32 0 0 0 -12 -22 6 -21 0 0 -35 -30 -11 0 0 -27 -17 -13 0 20 0 0

Three estimation passes were done for each of the models. The first pass has conservative parameters that classify the estimated blocks as measured with a search distance of 40x40x20 feet. The second pass uses a larger search, 100x100x50 feet, and requires less samples which classifies the estimated blocks as indicated. The third and last pass uses either 300x300x150 or 500x500x250 feet and is the least restrictive and classifies the blocks as inferred. The extent of the last pass ensures that all of the blocks within the grade-shells are estimated.

For Starvation, only two passes were used. The first pass is basically measured and indicated at 75x75x25 feet and the second at 150x150x50 feet is inferred. A script was run after the estimations to determine the final classification.

During the estimations, only the composites flagged as inside the grade-shells (0.1 opt or 0.01 opt Au) were used to estimate the blocks inside the grade-shells.

A parent block size of 10x10x10 feet was used for estimation. This means that the estimation is done at the center of a 10x10x10 foot block grid and the result assigned to all blocks within the parent block. If the sub-block size is 5x5x5 feet, then 8 blocks would be assigned the same estimated grade.

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The cap grade determined for each deposit is used in the estimations by restricting the range that the composites with values greater than the cap can influence. The range used at Smith and SSX is 10 feet in the major orientation, 10 feet in the semi-major orientation, and 10 feet in the minor orientation for gold composites higher than 3.5 opt. This means that a block centroid must be within 10 feet of the high-grade composite in order for it to be used as one of the composites used in that estimate. The cap ranges at Starvation are 20x20x10 for gold composites greater than 0.8 opt.

A different number of composites (samples) were used for each estimation pass for each block model. For Smith and SSX, the minimum number of samples for the measured pass is 8, for the indicated pass is 5, and for the inferred pass is 2. The maximum number of samples is 12 for all three passes. For Starvation, the minimum is 3 for the first pass and 2 for the second pass. The maximum number of samples at Starvation is 10 for both estimation passes.

     In addition, a maximum number of composites per drill hole is used during the estimations. At Starvation it is 2 for both passes. All other models use a maximum of 3 samples per drill hole. Table 14.6.3 shows the estimation parameters for each deposit and pass.

Table 14.6.3: Estimation Parameters by Block Model

Area	Pass	Parent			Min Samp	Max Samp	Maj (ft)	Semi (ft)	Min (ft)	Cap Grade	Cap X Limit	Cap Y Limit	Cap Z Limit	Max/ DH
		X	Y	Z
Burns Burns Burns	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	1.8 1.8 1.8	10 10 10	10 10 10	10 10 10	3 3 3
MillC MillC MillC	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.8 0.8 0.8	10 10 10	10 10 10	10 10 10	3 3 3
PieC PieC PieC	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.25 0.25 0.25	10 10 10	10 10 10	10 10 10	3 3 3
Road Road Road	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.18 0.18 0.18	10 10 10	10 10 10	10 10 10	3 3 3
Saval Saval Saval	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.55 0.55 0.55	10 10 10	10 10 10	10 10 10	3 3 3
WW WW WW	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.28 0.28 0.28	10 10 10	10 10 10	10 10 10	3 3 3
Calif Calif Calif	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 300	40 100 300	20 50 150	0.3 0.3 0.3	10 10 10	10 10 10	10 10 10	3 3 3
Mur Mur Mur	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 500	40 100 500	20 50 250	1.8 1.8 1.8	10 10 10	10 10 10	10 10 10	3 3 3
Smith Smith Smith	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 500	40 100 500	20 50 250	3.5 3.5 3.5	10 10 10	10 10 10	10 10 10	3 3 3
SSX SSX SSX	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 500	40 100 500	20 50 250	3.0 3.0 3.0	10 10 10	10 10 10	10 10 10	3 3 3
Starv Starv	m+i inf	10 10	10 10	10 10	3 2	10 10	75 150	75 150	25 50	0.8 0.8	20 20	20 20	10 10	2 2
WC WC WC	meas ind inf	10 10 10	10 10 10	10 10 10	8 5 2	12 12 12	40 100 500	40 100 500	20 50 250	0.6 0.6 0.6	10 10 10	10 10 10	10 10 10	3 3 3

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After the estimations are run, block calculations are run with scripts to assign or calculate values to additional fields in the block models. Text names are assigned to the ZONE, CLASSNAME, and MINED variables in the block models. A density of 0.0794 tons per cubic foot is applied to all intact rock blocks.

The color legends for the Jerritt Canyon deposit plots are in Figure 14-57.

Figure 14-57: Jerritt Canyon Color Legends

A few representative cross sections of the estimated gold grades from select models are in Figures 14-58 to 14-60. The modeled grade-shells are the red polygon outlines. The color schemes are shown in Figure 14-57.

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Figure 14-58: Section 400300E of Smith Estimated Blocks

Figure 14-59: Section 400900N of Burns Basin Estimated Blocks

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Figure 14-60: Section 379150E of Murray Estimated Blocks

14.7      Mined Depletion and Sterilization

The block models which have underground workings within their limits are Saval (open pit), Murray, Smith, and SSX (Saval and Steer-SSX). These mined out areas have been depleted by renaming the blocks "asb" which is short for asbuilt. During the block model construction, the underground drift and stope triangulations are defined by 5x5x5 foot block resolution and flagged "asb" in the SHELL, ZONE, and MINED variables. These blocks are not estimated and therefore have no grade. The "asb" blocks are assumed to be backfilled and therefore have a density of 0.0649 tons per cubic foot. Figures 14-61 to 14-63 show the underground workings in plan view for the Murray, Smith, and SSX models. Figure 14-64 shows a cross-section at Smith of blocks named "intact" in light green and "asb" in light orange.

Figure 14-61: Plan View of Murray Underground Asbuilt Workings

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Figure 14-62: Plan View of Smith Underground Asbuilt Workings

Figure 14-63: Plan View of SSX Underground Asbuilt Workings

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Figure 14-64: Section View of Smith Depleted Blocks at 400150E

In addition to underground workings, some models have open pit mines within their boundaries. Open pits exist at Burns Basin, Mill Creek, Saval, Smith, and Winters Creek. Most of these pits are backfilled to some degree and ensuring that an accurate deepest mined pit bottom is used in the block model is important. In areas where the ground surface has been disturbed, three topography surfaces are created. These are:

1.	Original Topography

2.	Current Topography

3.	Deepest Topography

If these three topographical surfaces are accurate, then the air, dump, and intact rock can be confidently modeled. In some areas, new drilling is necessary to accurately model the contact between dump and intact rock as survey maps of the disturbed surface do not exist.

In the block models the topographic surfaces are defined by a 5x5x5 foot block resolution. The blocks are named "air", "dump", or the correct formation name in the FM variable. No blocks named "air" or "dump" are estimated and therefore cannot be included in either the resource or reserve report. The density for the dump blocks is 0.0568 tons per cubic foot.

The location of the existing pits (current topography) in each of the models is shown in Figures 14-65 to 14-69. Figure 14-70 shows a cross-section of the Dash Pit in the Smith model showing the three topographical surfaces. In each of these models, care has been taken to ensure that mineralization has been properly depleted with the deepest topography surface.

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Figure 14-65: Plan View of Existing Pit at Burns Basin

Figure 14-66: Plan View of Existing Pit at Mill Creek

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Figure 14-67: Plan View of Existing Pit at Saval

Figure 14-68: Plan View of Existing Pit at Smith

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Figure 14-69: Plan View of Existing Pit at Winters Creek

Figure 14-70: Section View of the Smith Dash Pit at 404650E

The grade-shells colored red in Figure 14-70 are in air, dump, and intact rock. Only the portion of the grade-shells which is in intact rock has grade estimated. All air and dump blocks have a zero grade. The blocks above the original and current topographical surfaces are air. The blocks between current and deepest and between current and original surfaces are dump.

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In addition to depletion by the underground asbuilt workings and the open pits, some blocks within the grade-shells, especially around the underground workings shouldn't always be included in the resource. These blocks have been flagged with the name "steril" in the MINED variable in the Smith and SSX block models. This means that the blocks are "sterilized" and are not used for reporting even though they exist and have estimated grades. Blocks are sterilized if the grade-shell they are within is either too far from existing underground access or too small to be mined profitably with current pricing and costs. In addition, blocks are sterilized if they are next to or between underground workings and therefore considered un-mineable by current methods.

Only the Smith and the Steer-SSX area of the SSX model require sterilization as the grade-shells are in and around the current underground workings which leaves isolated blocks after depletion which can't be accessed and mined by underground methods. There was no need to sterilize blocks at Murray due to the location, size and orientation of the grade-shells in relationship to the underground workings.

The method used to flag the sterilized blocks was to view the estimated blocks within the grade-shells on 10 foot bench (plan) sections and draw polygons around the blocks that would not be included in the resource or reserve. The blocks inside the polygons were then flagged as "steril".

A similar method was utilized in the last NI 43-101 report (YNG, June 2011, amended January 2012) but the polygons were drawn in plan view and projected the height of the block model. This sterilized the blocks above and below the underground workings, which resulted in much more mineralized material being sterilized than is realistic. Most of the blocks sterilized last time were classified as measured due to the fact that the closely spaced production drilling is around the underground workings where most of the mis-flagged blocks existed.

The new flagging method helped identify the correct areas and blocks to be sterilized. It was impossible to capture all the blocks to be sterilized in polygons as they are randomly distributed throughout the underground workings and between valid blocks that should be included in the resource. Therefore another step was done to build triangulated solids of the remaining blocks (after depletion and sterilization) that meet the resource cutoff. This new set of triangulations were manually filtered to remove those that were too small or too far from current access leaving a final set of triangulated solids from which the resource is calculated. The Smith and Steer-SSX modified resource solids are shown in Figures in Section 14.10 Mineral Resource Statement.

Figure 14-71 shows the sterilization polygons for Smith and Figure 14-72 shows them for SSX. Even though the polygons are shown together in a general plan view, each polygon is at a different elevation in order to encompass the correct blocks to be flagged as "steril". Figure 14-73 is a detail view of a single 10 foot slice at elevation 7370 at SSX showing the current underground workings, the new and old sterilization polygon, and the blocks within the polygon which are to be flagged.

Sterilization of mineralization around the underground workings is an ongoing process. Many areas look mineable when viewed on the screen in the computer but need verification of actual extraction from direct inspection in the mine. Once a decision is made underground in the mine, then the model can be accurately updated.

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Figure 14-71: Plan View of Smith Sterilization Polygons

Figure 14-72: Plan View of SSX Sterilization Polygons

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Figure 14-73: Plan View of SSX Sterilization Detail at the 7370 Elevation

14.8      Mineral Resource Classification

All blocks which have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in the glossary. The highest confidence is called Measured (CLASSNAME = "meas" or CLASS = 1), the next is Indicated (CLASSNAME = "ind" or CLASS = 2), and the lowest confidence is "Inferred" (CLASSNAME = "inf" or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Murray, Smith, and SSX, underground production drilling is spaced between 10 and 25 feet apart. The variograms show a sill range just over 50 feet so a slightly conservative range was chosen. The measured classification for all models except Starvation are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification for all models except Starvation are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites which requires a minimum of two drill holes using a maximum of three composites per drill hole.

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The inferred classification for all models except Starvation are blocks that were estimated with an ellipse range of 300x300x150 feet or 500x500x250 feet with a minimum of 2 and a maximum of 12 composites which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade-shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Starvation was the first model completed and the classification criteria, which is used for all the other models had not been instituted yet. At Starvation, the classification of the blocks is calculated with a script after the blocks are estimated. A block is measured if the average distance to all of the composites used in the estimation is less than 35 feet and the number of composites is seven or more. Indicated class is when the average distance to the composites used is less than 100 feet, the number of composites is five or more and the block has not been classified as measured. All other blocks are inferred. A maximum of two samples per drill hole is also used for all estimations. Because the average drill spacing distance is between 50 and 100 feet, very few blocks are classified as measured at Starvation.

Figure 14-74 is a north-south cross section showing the classification of blocks for the Smith model at 400150E. The color scheme is shown in Figure 14-57 where red is measured, green is indicated and blue is inferred. The areas within the grade-shells which are void of blocks are un-estimated "asb" blocks which have no grade and therefore no classification.

Figure 14-74: Section 400150E of Smith Classified Blocks

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Figure 14-75 shows the classification of blocks on cross-section 369750E at Starvation.

Figure 14-75: Section 369750E of Starvation Classified Blocks

14.9      Block Model Validation

The drill hole composites were displayed with cross section views of the block models (Figures 14-76, 14-77, and 14-78) to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate was constrained within the 0.10 opt and/or 0.01 opt Au grade-shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model (Table 14.9.1) . All of the estimated blocks, measured, indicated, and inferred were used to calculate the average block grade. All composites flagged as inside the grade-shells with a grade greater than zero were used to calculate the average composite grade.

The comparison on this global scale was acceptable. In addition, ongoing reconciliation studies done in 2010 and early 2011 that compare actual mined grade and tonnage vs. that predicted in the block model for the Smith mine compare very well.

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Figure 14-76: Section View of Smith au_ok Blocks and Composites at 400150E

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Figure 14-77: Section View of SSX au_ok Blocks with Composites at 391400E

7150 L
7100 L
7050 L
7000 L
6950 L
6900 L
6850 L
405900 N
406000 N
406100 N
406200 N
DSrm
Ohc
Ohc3
Ohc4

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Figure 14-78: Section View of Starvation au_id3 Blocks with Composites at 369800E

Table 14.9.1: Block Model and Composite Grade Comparison by Deposit

Model	bmf auok	bmf auid3	bmf aunn	comps aufa
Burns Basin Mill Creek Pie Creek Road Canyon Saval Wright Window	0.032	0.036 0.061 0.041 0.041 0.045		0.0696 0.0832 0.0493 0.0416 0.0400 0.0543
California Mtn Murray Smith SSX Starvation Winters Creek	0.211 0.193 0.198 0.258	0.185 0.216 0.195 0.199 0.263 0.172	0.212 0.191 0.194 0.272	0.2741 0.2070 0.2310 0.2570 0.2828 0.2098

In Table 14.9.1, the average estimated grade is lower than the average composite grade as is expected. The exception in Table 14.9.1 is the Murray deposit where the higher grade samples are grouped in such a way spatially that they are estimating a larger volume than the lower grade samples. This is biasing the estimation slightly and giving a higher grade estimate than expected. Where more than one estimation method exists, the average estimated grades compare favorably by deposit.

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14.10    Mineral Resource Statement

The Jerritt Canyon mineral resources, including reserves, as of December 31, 2011 are listed in Table 14.10.

Table 14.10.1 Jerritt Canyon Mineral Resources, Including Reserves – December 31, 2011

Mine	Measured			Indicated			Measured + Indicated			Inferred
	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz
Underground
Smith	2,098.1	0.224	470.2	2,133.4	0.215	458.6	4,231.5	0.220	928.8	979.5	0.196	191.8
SSX	2,248.2	0.211	474.0	1,451.1	0.205	298.2	3,699.2	0.209	772.2	371.7	0.198	73.7
Saval	55.9	0.237	13.2	277.7	0.222	61.5	333.6	0.224	74.8	95.4	0.200	19.1
West Mahala	25.3	0.196	5.0	363.5	0.190	68.9	388.7	0.190	73.9	1,854.6	0.175	324.0
Murray	163.0	0.207	33.7	427.2	0.216	92.2	590.2	0.213	125.9	86.0	0.215	18.5
Starvation	5.9	0.294	1.7	519.4	0.250	130.0	525.2	0.251	131.8	255.4	0.253	64.6
California Mtn.				4.5	0.184	0.8	4.5	0.184	0.8	29.5	0.192	5.7
Winters Creek				90.3	0.162	14.6	90.3	0.162	14.6	9.2	0.186	1.7
Subtotal	4,596.3	0.217	997.9	5,267	0.214	1,124.9	9,863	0.215	2,122.8	3,681.2	0.190	699.1
Open Pit
Burns Basin	34.5	0.087	3.0	309.9	0.097	30.2	344.5	0.096	33.2	14.0	0.079	1.1
Mill Creek	3.2	0.091	0.3	272.9	0.094	25.8	276.2	0.094	26.1	3.4	0.154	0.5
Saval OP	84.8	0.135	11.4	569.5	0.065	37.2	654.3	0.074	48.6	222.2	0.142	31.6
Wright Window	7.9	0.142	1.1	117.8	0.090	10.6	125.8	0.094	11.8	4.8	0.093	0.4
Pie Creek		0.000		205.4	0.087	17.9	205.4	0.087	17.9	4.9	0.090	0.4
Road Canyon		0.000		17.5	0.069	1.2	17.5	0.069	1.2	185.1	0.082	15.1
Subtotal	130.4	0.121	15.8	1,493.1	0.082	122.9	1,623.6	0.085	138.7	434.5	0.113	49.3
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7	-	-	-
Total	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2	4,115.7	0.182	748.4

Notes: (1) Mineral resources were estimated using US$1,400 per oz gold price which is equal to the 24-month trailing average gold price (2) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

14.10.1      Underground Mineral Resources

Underground mineral resources where estimated by creating grade shells containing only those blocks greater than 0.12 opt (0.13 opt at Starvation) and are located outside of the sterilization solids described in Section 14.7. The grade shells were also reviewed by the QP and further reductions made where the grade shells were deemed unrecoverable based on factors of size, distance from existing or planned workings or potential interference from previously mined large un-filled stopes which could extend beyond the sterilization solids. Finally a mining recovery factor of 5% and dilution factor of 10% was applied to the resources inside the remaining grade shells. These factors are reasonable for the type and scale of underground mining practiced at the Jerritt Canyon Mines.

14.10.2      Open Pit Mineral Resources

Open pit resources were estimated by creating a Lerch Grossman optimized $1,400/ ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The operating costs used in the analysis are those given in section 21.2. Metallurgical recovery is a function of grade and is estimated using the equation listed in 17.2. Finally the pit slope conditions of section 16.2 are honored. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,400 pit shell and exceed the minimum cutoff grades listed in table 21.3. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

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14.11      Other Resource Constraints

Dewatering will be required for 46% of the Murray Mine resources, 24% of the Smith Mine resources and 100% of the West Mahala resources. Queenstake plans to construct dewatering wells, treatment facilities and disposal facilities to handle all dewatering that cannot be consumed in the process plant.

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, environmental, political, or others that would affect the Jerritt Canyon operation. The mine has or expects to receive the permits necessary for operation.

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15      Mineral Reserve Estimate

Mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

Table 15.1: Jerritt Canyon Mineral Reserves – December 31, 2011

	Proven			Probable			Total
Mine	kt	opt	koz	kt	opt	koz	kt	opt	koz
Underground
Smith	955.9	0.206	197.3	1,100.7	0.217	238.4	2,056.6	0.212	435.7
SSX	598.5	0.192	115.1	682.4	0.189	129.2	1,280.9	0.191	244.4
West Mahala	23.5	0.214	5.0	175.9	0.185	32.5	199.3	0.188	37.5
Saval	19.7	0.229	4.5	149.3	0.207	31.0	169.1	0.210	35.5
Starvation	6.0	0.271	1.6	337.4	0.265	89.3	343.4	0.265	90.9
Murray	106.0	0.213	22.5	306.4	0.224	68.6	412.4	0.221	91.1
Subtotal UG	1,709.6	0.202	346.1	2,752.1	0.214	588.9	4,461.7	0.210	935.0
Open Pit
Burns Basin	45.7	0.093	4.2	303.1	0.076	23.0	348.8	0.078	27.2
Mill Creek	3.2	0.089	0.3	182.9	0.090	16.5	186.0	0.090	16.8
Saval	36.9	0.172	6.3	108.1	0.065	7.0	144.9	0.092	13.4
Wright Window	4.9	0.175	0.9	108.0	0.093	10.0	112.9	0.096	10.9
Subtotal OP	90.6	0.129	11.7	702.0	0.080	56.5	792.6	0.086	68.2
Stockpiles	180.0	0.094	17.0	622.6	0.065	40.7	802.6	0.072	57.7
Total	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

15.1      Underground Mine Reserves

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2011. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating, and the Murray Mine operated from 1994 to 2006. Starvation and Saval are both proposed new mines.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in Section 16. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed in section 21.3 while minimizing the amount of diluting material included.

The stope average grade must exceed the minimum breakeven cutoff grade after the application of 5% mining losses and 10% dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, will it be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The cut off grades for underground reserves were determined using a gold price of $1,275 per ounce and the mining, haulage, processing and administrative costs listed in table 21.2. Process recoveries are grade dependent and vary between 75 and 90%. Recoveries were determined using the formula given in section 17.3.

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Included in the reserve are 184 koz. located below the local water table. These include all of the West Mahala reserves, the reserves at Murray below the 6100 foot elevation, Smith Mine Zones 2, 3 and 4 reserves below the 6,600 foot elevation and the Smith East Zone 9 reserves below the 6,300 foot elevation. The company plans to dewater these reserves by drilling wells from the surface into targeted ground water compartments. This water will either be used in the process or treated and discharged to a rapid infiltration basin. Engineering of the dewatering system is ongoing and the permitting process will be initiated in 2012. The Reserves Life of Mine Plan includes capital spending and schedule allowances for the dewatering operations.

Figures 15.1 through 15.4 show the current and planned underground workings.

Figure 15.1 Existing and planned workings at the Smith Mine

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Figure 15.2 Existing and planned working in the SSX Complex including Saval UG and West Mahala

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Figure 15.3 Existing and planned workings at the Murray Mine

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Figure 15.4 Planned workings at the Starvation Mine

15.2      Open Pit Mine Reserves

Open pit reserves are contained in four different Mining Areas. These are, in decreasing order of reserves, Burns Basin, Mill Creek, Saval and Wright Window. Open pit reserves were estimated by creating a Lerch Grossman optimized $1,275 per ounce pit shell using only measured and indicated blocks. The operating costs used in the analysis are those given in section 21.2. Metallurgical recovery is a function of grade and is estimated using the equation listed in 17.2. Finally the pit slope conditions of section 16.2 are honored. The resultant pit only mines those measured and indicated blocks which will provide a positive value when including the cost of mining all the overlying waste blocks.

Using the optimized pit shell as a guide a final engineered pit was designed with haulage ramps and catch berms. If, after the application of mining recovery and dilution factors, the final pit has positive economic value then the measured and indicated blocks contained inside the pit design that are greater than the cutoffs grades listed in table 21.4 can be considered proven and probable reserves.

The open pits included in the reserve estimation are of limited size and scope. Three of the four are also located in areas previously mined by open pits and none of them will require dewatering. The combination of these factors will allow timely receipt regulatory approvals.

Figures 15.6 – 15.9 show the ultimate pit designs for each of the open pit mineral reserve areas.

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Figure 15.6 Ultimate Pit Design for Saval Mineral Reserve Area

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Figure 15.7 Ultimate Pit Design for Mill Creek Mineral Reserve Area

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Figure 15.8 Ultimate Pit Design for Wright Window Mineral Reserve Area

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Figure 15.9 Ultimate Pit Design for Burns Basin Mineral Reserve Area

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16      Mining Methods

Recent operating results, including production costs, of the Jerritt Canyon mines are presented in this section. In addition, geotechnical parameters, mining methods, ore control, stockpile resources and reserve reconciliation are presented in this section.

16.1      Mining Operation

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.8 million ounces of gold have been produced up to year-end 2011. The Jerritt Canyon mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada (Figures 4-1 and 4-3). Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. The Murray underground mine was closed in 2006 and the MCE underground mine in 2004.

Recent operating results, including production costs, of the Jerritt Canyon mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling nearly 0.37 million tons during 2011 and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2010 and 2011, are given in Table 16.1 and represent ore materials processed through the mill on a dry ton basis.

Table 16.1: Jerritt Canyon 2010-2011 Production

Property	Annual Production (dry tons)
Year	2010	2011
SSX Complex	0	9,051
Smith	176,409 (2)	269,795
Stockpiles (4)	233,731 (3)	95,351
Total	410,140	374,197

Notes:	(1)	Tonnages based on internal mine records;
	(2)	Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by YNG in the March 31, 2011 MD&A (2011);
	(3)	Remote stockpile tonnage processed through the mill based on internal mine records;
	(4)	Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores;
(5)

A total of 32,793 tons of remote stockpile and 55,916 tons of mill stockpile were processed in 2008; it is assumed that all of the mined Smith and SSX Complex ores mined in 2008 were processed in the same year; and

(6)

No underground mining occurred at Jerritt in 2009; in addition, no remote stockpile material was delivered to the mill; however, mill production records were not well documented by the contract mill operator at the time so the amount of Jerritt Stockpile ore material fed to the mill in 2009 is unknown (UNK); however a total of 9,770 ounces of Au were produced in 2009 according to YNG (March 31, 2011 MD&A (2011).

The full processing plant has the capability of treating approximately 6,000 tons/day (125 tph for each roaster). The historical processing capacity rate of 4,320 tpd (90tph for each roaster) was quite attainable when the feed derived mainly from open pit operations, but has been a significant surplus when accepting material from the underground mines simply because the total mine output cannot attain this daily rate. In mid-2007 Queenstake amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont, which would supplement mined ores feeding the roasters and thereby reduce certain unit operating costs.

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The plant processed a total of 628,418 tons in 2011 and operated for 339 total days to achieve an average processing rate of 1,853 tons/day for the year. Gold produced in 2011 from all sources was 76,585 ounces (recovered) from 628,418 tons of processed ore and purchased material at a metallurgical recovery that averaged 85.8% . The Smith underground mine reported production of 269,795 tons of ore containing 46,971 ounces of Au. The daily average ore production rate from the Smith Mine in the fourth quarter of 2011 was approximately 1,169 tons. Underground mining at the SSX-Steer mine Complex started in early October of 2011 and averaged approximately 150 tons of ore per day in the fourth quarter of 2011. Ore production at SSX-Steer is planned to increase to 1,250 tons per day by the second quarter of 2012. A total of 95,351 tons of Jerritt stockpile material containing 7,182 oz of Au was processed through the mill in 2011.

The plant processed a total of 599,555 dry tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2% . For 2010, the Smith underground mine reported production of 176,409 dry tons of ore containing 29,278 ounces of Au (Yukon-Nevada Gold Corp, 2011), along with 186,650 waste tons. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008.

Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3% .

The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shut down and other mill shut downs in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by YNG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several “stop” orders received from the NDEP.

Newmont ores continued to be purchased and processed by Queenstake in 2011. In 2011, Queenstake processed 254,221 dry tons containing 33,968 ounces. Ore purchasing contracts with Newmont were made in 2010. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, Queenstake processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

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A scheduled mill shut down is planned for at least three weeks in January in 2012 for maintenance and also to replace and move the ore dryer to the front end of the circuit. Instead of drying ore after secondary crushing, the new ore dryer will dry ore after primary crushing which will increase the drying efficiency. The new dryer will also be sized larger to handle more ore. In addition, the material handling (conveyors) after the secondary crusher will also be re-arranged and optimized during the planned mill shut down. Other planned modifications to the processing facilities will include a change-out of the Merrill-Crowe precipitation circuit with an electrowinning circuit, replacement of a quench tank, and improvements to the oxygen plant.

16.1.1    Underground Mining Methods

Underground Mining at Jerritt Canyon consists of two primary mining methods, longhole open stoping with delayed backfill and modified drift and fill. The preferred sequence for longhole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. These methods have been employed successfully at Jerritt Canyon since 1993.

The stope development drifts for longhole open stoping and for drift and fill are typically from 15 to 20 feet high and 15 to 25 feet in width depending on the ground conditions and geometry of the ore. The excavations are created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle are fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for longhole stopes are spaced with a minimum back to sill separation of 25 feet vertically. This vertical separation can be increased to as much as 100 feet if the geometry of the deposit will allow. Once the top and bottom stope development drift is completed the intervening ore will be drilled with a mechanized production drill using 2 ¾ inch to 4 in diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit. Remote operation allows the operator to stay at a safe location under bolted ground at all times. Figure 16-1 shows a typical longhole stope arrangement.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is a cemented rock fill which contains from 4 to 8% cement and will have unconfined compression strengths of 400 to 600 pounds per square inch (psi). The backfill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

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Figure 16-1 Long Hole Open Stope Mining

If the vertical thickness of the ore is not great enough to allow long hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill or of the access drift. During breasting the footwall can be ramped at up to a -25% gradient to allow LHD access. The height of the breast can reach up to 40 feet. Upon completion of the stope it will be backfilled similar to a longhole stope.

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John Fox, P. Eng

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Figure 16-2 Drift and Fill Mining with Breasting up the Sill

Any underground mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton. All of the underground reserves have also been adjusted to include a mining recovery factor of 95%.

16.1.2    Mine Development

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 15 feet wide by 15 feet high to accommodate 30 ton haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary form -15% to +15%. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

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Capital development rates will be as much as 9,800 feet per year at SSX and 8,900 feet per year at Smith in order to achieve the planned ore production levels.

16.1.3    Underground Geotechnical Considerations

The Hanson Creek host rock at Jerritt Canyon has a fair to poor classification with RMR values typically in the 30 – 40 range. These conditions are managed by limiting the span or hydraulic radius of open excavations through the use of cemented backfill. And by applying the ground support materials mentioned above. On occasion geologic structures are encountered with adverse orientations to the mine workings. These are controlled with the application of the additional ground support materials. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

16.1.4    Ventilation

Underground Mining at Jerritt Canyon relies heavily on diesel equipment to extract the ores. This requires large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust.

16.1.5    Dewatering

A portion of the reserves and resources located in the Smith and SSX/West Mahala areas are located below local ground water table and will require dewatering. Dewatering will be accomplished by means of high capacity production wells drilled from the surface and targeted into specific compartmentalized ground water horizons. Each well can have a capacity of up to 500 gallons per minute. Discharge from the wells will be used to provide the 700 gallons per minute of process makeup water required or will be treated and disposed of in a rapid infiltration basin. Water treatment will be required to maintain allowed levels of arsenic, antimony and total dissolved solids.

Two wells are budgeted to be completed in 2012 and will be initially used to test the ground water response to pumping and provide additional water quality data for detailed engineering of the water treatment plant and rapid infiltration basin. Additional wells will be completed as mining progresses into each of the areas requiring dewatering.

Dewatering will also be required at the Murray Mine. During its operation the Murray mine was dewatered through a series of small underground wells drilled to target specific water bearing structures. This water did not require treatment and was pumped to 3 injection wells located below the Alchem pit for disposal. The system remains in place and will be rehabilitated with the reopening of the Murray Mine.

The Life of Mine Reserves Plan contains $36M in capital for the design and construction of the dewatering facilities. Production from the areas requiring dewatering is not scheduled to begin until mid-2014. Engineering of these facilities is underway and permitting will commence in 2012.and is not expected to delay mining.

16.2      Open Pit Mining

Open pit methods will be used to extract some of the reserves at Jerritt Canyon. Three of these areas, Burns Basin, Mill Creek and Saval were mined previously by open pit methods. The fourth area, Wright Window, has not been the site of any previous mining activity. Open pit mining will provide between 100,000 and 350,000 tons of ore per year beginning in 2013. Stripping ratios will vary from a low of 2:1 at Wright Window to a high of 17:1 at Saval.

The open pits will be conventional drill, blast, load and haul operations utilizing 10 to 15 cubic yard loaders and 100 – 150 ton haul trucks. The pits will be worked in 20 foot benches with the ore and waste delineated using blast hole assays. It is anticipated that all open pit mining will be performed by a qualified contractor. Operating and capital costs in the Life of Mine Plan have been adjusted accordingly.

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Previous open pit mining allowed for a 55 – 65 degree bench face angle and a 45 degree inter-ramp slope angle. These operations resulted in stable pit slopes that remain intact over 10 years following the cessation of mining activity in these areas. Similar allowances have been made in the planned reserve pits.

Mining recovery and dilution factors of 95% and 5% have been applied to all open pit reserves. The diluting material is assumed to be waste with no recoverable gold values. These factors are within acceptable industry limits.

Waste Rock will be disposed of in waste rock storage facilities adjacent to the pits, or will be backfilled into previously mined pits. The limited size and scope of the open pits and proximity to previous mining activity does not present any permitting or environmental issues that could delay or prevent exploitation of open pit reserves and resources.

16.3      Ore Control and Sampling Procedures (Underground)

Muck from each round is hauled from the portal and piled in discreet windrows at the muck laydown area of each mine. Miners label each pile with a lath including heading, date, and shift. Three samples are collected per round. An ore control technician will walk around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging is tied to the lath to indicate the pile has been sampled. Bags are hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab.

Assay results are issued 24 to 72 hours later. The Geologist or Engineer marks the piles ore or waste by painting the lath orange for ore or blue for waste. Once a pile has been marked ore or waste, it is hauled to its corresponding destination.

16.4      Jerritt Canyon Ore Stockpile Resource and Reconciliation

Stockpile materials are mined with 50- or 150-ton haul trucks and a front-end loader. Muck material to be mined has previously been assayed for grade control and is typically flagged in the field as ore or waste. Stockpile ore is delivered to the ROM whereas waste is delivered to a local waste dump.

The various stockpiles at Jerritt Canyon are categorized based on their spatial distance to the mill. The Remote Stockpile consists of numerous individual stockpiles that reside proximal to their original mined source. These stockpiles are located at varied distances distal to the mill. Prior to Year-End 2009 these stockpiles were inventoried by physical survey then subsequently reconciled to the Year-End 2007 (NI 43-101) stockpile resource (discussion of the reconciliation process can be found in the Jerritt Canyon January 6, 2012 Amended NI 43-101 report). This reconciliation formed the basis for the reported Year-End 2010 reserves/resources. Figure 16-3 shows the locations of the various stockpiles comprising the Remote Stockpile resource inventory.

The Mill Stockpile (a.k.a. ROM) consists of numerous individual stockpiles located proximal to the primary crusher facility at the mill. Ores derived from various sources (including the remote stockpiles) are delivered to the ROM prior to processing thru the mill. All ROM deliveries are segregated by source.

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Figure 16-3 Stockpile Location Map

ROM stockpiles are inventoried on a monthly basis via physical survey conducted by the mine Engineering Department. This inventory provides the baseline for the monthly mine/mill reconciliation and subsequent reserve/resource depletions.

Table 16.6.1 summarizes the change to inventory for the Jerritt Canyon stockpiles as of the Year-End 2011.

Table 16.6.1: Jerritt Canyon Stockpile Reserve/Resource Summary

	Year-End 2010			Year-End 2011			Net Depletions
Stockpile	Ton’s	Ounce’s (Au)	Grade (opt)	Ton’s	Ounce’s (Au)	Grade (opt)	Ton’s	Ounce’s (Au)	Grade (opt)
Remote	745,570	54,072	0.073	622,621	40,678	0.065
Mill	143,555	18,021	0.125	180,012	16,990	0.094
TOTAL	889,425	72,093	0.081	802,603	57,668	0.072	86,792	14,425	0.166

Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

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  Raw assay reports from Jerritt lab

  Certified assay results from outside laboratory

  Compilations of sample assays in spreadsheet format from staff: Paul Noland (Chief Geologist, 2009), William Hofer (Chief Geologist, 2010- current), John Vipham (Staff Surveyor).

The datasets provided were reviewed for chain of custody from 2009 analysis performed by Paul Noland to current analysis by William Hofer, including additions and editing by John Vipham. The sample results were reviewed for accuracy by comparing assay reports with subsequent eras of compilation spreadsheets between 2009 and December 2011. Some of the initial stockpile samples from 2009 were sent to ALS Chemex lab. Otherwise, all the samples were assayed on-site at the Jerritt lab and continue to be so.

In 2010, a regular sampling program had been initiated for remote stockpiles from which an estimate of the potential for inclusion in site resources is referenced. Of the total assay population used in the stockpile compilations, 22 percent were matched to corresponding records in previous compilations and traced to original assay certificates. This is an acceptable representative population of stockpile assay results.

There is excellent correlation between lab results and corresponding compilation spreadsheets (100%). The chain of custody between sequential copies of stockpile assay assessment is also 100% accurate. Based on excellent correlation between subsequent compilations and assay-checks the Jerritt Canyon Ore Stockpile compilations are considered accurate by the primary author.

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17      Recovery Methods

Recent operating results, including production costs, of the Jerritt Canyon mines and processing facilities are presented in this section. In addition, details of the process flow sheet are shown and described.

17.1      Processing Facilities, Operating Parameters, and Process Flow Sheet

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

  Primary crushing;

  Secondary crushing;

  Fine ore drying;

  Tertiary crushing;

  Dry grinding;

  Roasting;

  Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;

  Carbon stripping;

  Carbon reactivation;

  Electro-winning,

  Merrill-Crowe process using zinc cementation of gold and silver;

  Precipitate refining;

  Oxygen plant;

  Water evaporation pond; and

  Tailing impoundment.

A simplified flow sheet of the mineral processing operation is shown in Figure 17-1. Figure 17-2 shows an overview of the processing facilities. Table 17.1 summarizes the operating parameters for the processing plant.

Table 17.1: Operating Parameters for the Jerritt Canyon Processing Plant

Operating Parameter	Units	Value
Processing Capacity Rate	tons/Year	1,576,800
Processing Capacity Rate	tons/Day	4,320
Ore Grade	oz Au/ton	0.175
Gold Recovery	%	89.1
Operating Cost	$/ton Processed	$29.72

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Figure 17-1: Simplified Ore Processing Flowsheet for the Jerritt Canyon Mine

FEED HOPPER
APRON FEEDER
JAW CRUSHER
STACKER CONVEYOR
DRY FEED BIN
APRON FEEDER
CONVEYOR
BULK PROPANE
NEW ORE DRYER
COVERED TRANSFER
NEW STACK
NEW MERCURY SCRUBBING SYSTEM
NEW DRYER & BAGHOUSE
CYCLONES
PNEUMATIC CONVEYORS
DISCHARGE TO ROASTER FEED BIN
PNEUMATIC CONVEYORS
CONVEYOR
SECONDARY CONE CRUSHER
TERTIARY CONVEYOR
TERTIARY CRUSHER FEED BIN
TERT. SCREEN UNDERSIZES
TERT. SCREEN UNDERSIZES
TERT. CONE CRUSHER
TERT. CONE CRUSHER
BUCKET ELEVATOR
FINE CRUSHING BAGHOUSE
PNEUMATIC DISCHARGE TO ROASTER FEED BIN
BAGHOUSE
CONVEYOR
FINE ORE CONVEYOR
FINE ORE BIN FEED
FINE ORE BIN BAGHOUSE
FINE ORE BIN
STACK
SCRUBBER
NEW MERCURY SCRUBBING SYSTEM
TO FANS
DUST SCRUBBER
BAGHOUSE FAN
BAGHOUSE
BAGHOUSE
AIRSLIDE
PRODUCT ELEVATOR
BAGHOUSE FAN
CYCLONE
AIRSLIDE
CLASSIFIER
FAN
BALL MILL
BALL MILL FEED CONV
AIRSLIDE
AIRSLIDE
REAGENT ROOM SUMP PUMP
THICKENER
OVERFLOW TANK
OVERFLOW PUMPS
SUMP PUMP
UNDERFLOW PUMPS
TRASH SCREEN
TRASH TOTE
ROASTERS
2 ROASTERS (EAST & WEST)
ROASTER BUCKET ELEVATORS
BAGHOUSE
COAL BLOWER
COAL DAY BIN
ROASTER FEED BIN
W ORE SLIDE
E ORE SLIDE
QUENCH TANK
COOLING POND
COOLING POND PUMPS
TO QUENCH SPRAY HEADS
TO CIL
CIL TANKS
CIL AGITATORS
CIL CARBON ADVANCE PUMPS
RECYCLED + MAKEUP CARBON
SAFETY SCREEN
CARBON TOTE
TO TAILS
LOADED CARBON
CARBON STRIP
STRIPPED CARBON TO CIL
NEW ELECTROWINNING
Hg COLLECTION
Hg RETORT
SMELT
GOLD DORE

Notes: 1. Revision Date: February 1, 2012 (Commision date same)
2. Red Text for "NEW" items

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As part of the Consent Decree Agreement noted in Section 6.2, the Jerritt Canyon processing plant is currently under a production restriction of 180tph through its two roasters. Stack tests are being done on a periodic basis to make sure that Queenstake adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

The Smith underground mine is currently the primary local mine source feeding the mill with approximately 1000 ore tons per day in March 2012. Targeted ore production from Smith is 1,250 tons per day starting in April 2012. Approximately 325 tons per day of ore from the SSX-Steer mine was mined in March 2012. It is expected that SSX-Steer ore production will ramp up to 1,200 tons per day by May 2012. The Jerritt Canyon ore stockpiles are another major mill feed source at the site. A total of 5,848 tons of remote stockpile material was fed to the mill in March 2012 Ore production from the Starvation Canyon mine will commence in 2013 at a targeted rate of 300 to 500 ore tons per day. Other potential sources of mill feed include those from Newmont at their Carlin mining operations located approximately 21 miles west of Elko, Nevada, and other nearby mines owned by various companies in the region which are currently being assessed for potential business opportunities by the Queenstake and YNG staff to help feed the Jerritt Canyon mill. The LoM plan in this report is targeting mill though put of 4,110 tpd. Current production through the mill as of the end of March 2012 is approximately 38,540 tons.

The mill was shut down to complete a winterization and refurbishment program from January 6, 2012 to January 27, 2012. During the shutdown period the following items were addressed:

•           constructing a new drying facility;

•           reconfiguring the conveying system in fine crushing;

•           the old dryer was replaced with a new ore dryer closer to the front end of the circuit which includes its own mercury scrubbing system;

•           installation of a new Distributed Control System (“DCS”) for the entire plant;

•           installation of a new quench tank for the East Roaster which is one of the final requirements for compliance with the Consent Decree;

•           realignment of the crushing conveyors;

•           rebuild of the thickener rakes;

•           rebuild of the OSEPA particle-sizing system;

•           replacement of the pinion on the ball mill;

•           replacement of the feed-end of the ball mill;

•           replacement of portions of the dust-control ventilation system;

•           replacement of air-slides feeding the roasters;

•           clean-out of the roasters and some refractory repair;

•           replacement and repair of the fine ore bin conveyor and belt;

•           rebuild of the CIL carbon screens;

•           replacement of the retort and furnace in the refinery;

•           the Merrill-Crowe precipitation circuit was replaced with an electrowinning circuit; and

•           replacement of some key components in the oxygen plant.

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The new ore dryer has been placed before the screens and chutes of the secondary cone crusher. The old ore dryer has been eliminated from the processing facility and used to be located after the secondary and tertiary crusher, which allowed wet ore to freeze and result in handling problems. These ore handling problems have now been eliminated with the new ore dryer configuration and are expected to help maintain more consistent ore production throughout the year and through the winter months.

Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012. The remaining portions of the winterization and refurbishment program were commissioned on February 1, 2012. The mercury scrubbing system associated with the roasting circuit was commissioned in November 2009.

The wet milling facilities are currently not in use but include two lines with each containing one 800HP SAG Mill and a 700 HP Ball Mill with a capacity of approximately 1,450 tons/day. The existing wet mill therefore contains a maximum feed capacity for approximately 3,000 t/d. The Jerritt Geology and Mining groups are targeting ores from previously mined open pits and/or new on-site open pit resources within the Jerritt Canyon Property that will be considered for processed using the existing wet milling facilities.

17.2      Recoverability

Gold recovery in 2008 to 2011 is shown below in Table 17.2 and was recorded by month. For 2011 the gold recovery averaged 85.8% of contained metal delivered to the process plant.

Table 17.2: Jerritt Canyon 2008-2011Gold Recovery by Month

	Gold Recovery
Month Year	2008	2009	2010	2011
January	83.3	n/a	87.3	88.1
February	85.8	n/a	83.9	87.3
March	n/a	n/a	89.6	89.4
April	75.2	82.5	89.4	86.5
May	83.7	89.9	87.5	85.2
June	87.6	n/a	87.6	87.2
July	87.9	n/a	89.9	85.9
August	86.8	n/a	89.7	87.5
September	n/a	n/a	87.7	84.1
October	n/a	n/a	87.5	85.6
November	n/a	85.2	86.6	83.7
December	n/a	87.7	87.4	80.0
Average	87.3	86.3	88.2*	85.8

Note: The average gold recovery values for 2009 and 2011 are arithmetic whereas the 2008 and 2010 averages are weighted averages

The Au recovery for 2011 was 85.8 percent which is lower than previous years listed in Table 17.2. It is believed that the lower 2011 Au recoveries are related to equipment issues in the CIL circuit which reduced leaching retention time and thus Au recovery. Future Au recovery for 2012 is forecast at 89% based on the equipment upgrades made in the early 2012 mill shutdown. Recent Au recovery for March 2012 was approximately 88.4 percent. The Au recovery for 2010 and 2007 was the same at 88.2 percent. The lower Au recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The authors of this report consider these figures acceptable, given the deposit characteristics and the method of extraction.

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17.3      Historic Processing Plant Production and Cost Data

Table 17.3 contains historic production and cost data for the Jerritt Canyon processing plant as well as the budgeted figures for 2011. The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and “lost” ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

In March 2006, an agreement was reached between Queenstake and Newmont USA Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows deliveries of Newmont ore to continue until December 31, 2011 with no specified quantities dictated in this agreement.

Table 17.3: Jerritt Canyon Historic and Budgeted Process Production and Cost Data

Operating Data	Units	Actual 2007	Actual 2008	Actual 2009	Actual 2010	Actual 2011	Budget 2012
Production Data
Tons Processed:
Annual (1)	000’s ktons	900	338	UNK	600	979	1,504
Daily Average	tons	2,466	2,128(1)	UNK	1,862(1)	2,500 (2) (6)	4,120
Ore Grade	oz Au/ton	0.217	0.160	UNK	0.123	0.157	0.148
Recovery	%	87.0	87.3	86.3	88.2	89.0	87.7%
Gold Production (3)	000’s oz	170	45	10	65	140	196
Cost Data
Annual Total Cost (4)	$000’s	29,217	17,508	10,437	22,150	38,888	42,112
Unit Processing
Costs:
Ore	$/ton Milled	27.78	51.75	UNK	36.94(5)	39.72(6)	28.00
Gold	$/oz Au	146.98	391.68	1,068.30(7)	340.23 (5)	277.77	214.91

(1)	Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)	2011 budget assumes two week down time in September for maintenance and mill upgrades; 2011 data includes actual tons, grade, and Au production from January to April;
(3)	Includes purchased ores for actual 2007, 2008, 2010, and the first 4 months in 2011;
(4)	Annual total cost excludes Newmont inventory cost;
(5)	Processing cost for 2010 is high due to the “loss” of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(6)	Delays in implementing the new mine plan for 2011 have resulted in reduced mill throughput for 2011 and therefore has resulted in increased unit processing costs
(7)

The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;

Queenstake forecasts 2012 gold production to be approximately 195,951 ounces from 1,504,000 ktons of total ore feed. The average gold recovery is forecast to be 87.7% for 2012.

Since open pit mine production is being proposed at Burns Basin and Saval and other sites that contain lower gold grades than current underground ore head grades, the open pit mine models for this Technical Report have used a historic Au recovery equation for roast ores (Type II ore) that was previously used in historic Jerritt open pit ore reserve estimates (Birak and Cole; 1990). The linear Au recovery equation is listed below:

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	17-6
Jerritt Canyon NI 43-101 Technical Report Year End 2011
  Au recovery = 0.9042x +0.75169 with a cutoff grade of 0.053 opt Au.

This equation calculates a 90 percent recovery at 0.164 opt Au head grade. In addition, this recovery equation was calculated using the tons and grade reported at the fine crushing plant.

The authors of this report consider the projected production and cost estimates achievable, especially with the continued increasing underground ore production from the SSX-Steer mine complex, and the expected startup for the Starvation Canyon underground mine at the end of the 3rd Quarter of 2012.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	18-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

18      Project Infrastructure

Jerritt Canyon has been in production for many years and has well established infrastructure including: office buildings, warehouse facilities, maintenance shops, laboratory facilities, communication networks, and onsite security. The mineral processing facilities have been described in the previous section.

18.1      Road Access

The main access road is approximately 7 miles long and is a 22-foot wide paved road between Nevada highway 225 and the millsite. A 100-foot wide haul road provides access between the major ore-producing mines and the millsite. This road network is approximately 17 miles long.

18.2      Water Sources

Water for the millsite comes from two sources: deep underground water wells and a connected series of seepage recovery wells and pumps. All pumping wells are permitted through the Nevada Division of Water Resources water rights. Three potable water systems exist on the property and are permitted as public water supplies.

18.3      Power Requirements

Power to the minesite is supplied by NV Energy through a 125kV, 3-phase transmission line. Monthly power consumption over the period from January to March 2011 has varied from 7.3 to 8.2 MWh.

18.4      Sewage and Waste Disposal

Domestic wastewater (sewage) at the millsite is treated in a packaged wastewater treatment plant. Treatment includes primary settling, air-enhanced digestion, and chlorine disinfection. Treated effluent is disposed of in the tailings storage facility where it infiltrates to the ground. Each of the underground mines has an individual sewage disposal system consisting of a collection system, septic tank, and leach field.

18.5      Ore Stockpiles

There are a number of ore stockpiles present at the mine site that are included as resources and reserves. The remote stockpiles are located distal to the mill facilities and are spread throughout the property mostly in the area of the North Generator, Alchem, and Marlboro Canyon open pits and the SSX-Steer mine area. There are also several ore stockpiles located in the Run of Mine area adjacent to the mill. The stockpiles are discussed in detail in Section 16.6.

18.6      Tailings Facilities

The existing tailings storage facility (TSF-1) was initially designed by Sergent Hauskins & Beckwith (SHB) and was commissioned in 1981. Knight Piesold designed the five subsequent raises, including the final raise (Phase VII) that was constructed in 1998. The primary retention structure of the TSF-1, the East Embankment, is a zoned earthen dam with an upstream low-permeability barrier zone, interior chimney drain, and mass random fill shell. Subsequent raise construction incorporated extension of the barrier and drainage zones. The TSF-1 is currently operated as a managed sub-aerial deposition system. YNG has been transferring excess supernatant water to the Evaporation Pond and has been actively evaporating this solution, which is expected to continue for the foreseeable future. At current production rates it is anticipated that the TSF-1 will be filled to its maximum operational capacity by December 2012. The company’s goal is to enter the TSF-1 for closure and reclamation at the point of maximum capacity.

A new Tailings Storage Facility (TSF-2) is currently being constructed and permitted (see Figures 18-1 and 18-2). Construction began in the summer of 2011 and is on schedule to be operational by September, 2012. Originally budgeted at $39 million, the project is expected to be completed for about $30 million. The remaining cost to complete the facility in 2012 is $12.1M. The planned TSF-2 project includes two HDPE-lined facilities: a tailings storage facility (TSF-2), and a water storage reservoir (WSR). Phase 1 TSF-2 will cover approximately 73 acres. The WSR (comprised of 2 basins: the East Water Storage Reservoir and the West Water Storage Reservoir) will cover approximately 62 acres. Phases 1 and 2 of TSF-2 will each have a capacity of 4.5 million tons of tailings stored at 85 pcf, for a total of 9 million tons.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	18-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Additional design data for the planned TSF-2 is provided in Table 18.2.1 below and taken from Queenstake Resources USA, Inc. and SRK Consulting, Inc. (2010).

Table 18.2.1: Design Criteria for the TSF-2

Embankment Phase	Outside Toe Elevation (ft amsl)	Inside Toe Elevation (ft amsl)	Crest Elevation (ft amsl)	Final Embankment Height (ft)
Phase 1	6,269	6,322	6,372	103
Phase 2	6,260	6,322	6,403	143

Notes: Data from Queenstake Resources USA, Inc. and SRK Consulting, Inc. (2010)

Planned operational capacity of the TSF-2 will be conducted in two phases, each providing for three years of operation for a total of six years at an average production rate of 4,100 t/d. Construction of the TSF-2 was undertaken by VT Construction as the general contractor. The TSF-2 grading was completed by year-end 2011. Liner construction was started in 2011 and is expected to be completed by September, 2012. Remaining work to be completed in 2012 will include minor finish grading and liner repairs from 2011 winter damage.

The East Water Storage Reservoir (WSR) was completed by year-end 2011. The West WSR was partially completed in 2011 and was winterized. Lining will be completed in 2012. As-builts of the East WSR were made for submittal to NDEP to gain permission to use the facility through the 2011 winter, which will have a capacity of 193 million gallons of spare water storage.

AGRU (a contractor) has continued to manufacture additional liner for the reservoirs through the 2011 winter with periodic deliveries to the site. All liner material is expected to be delivered on-site by March 1, 2012.

In early 2009, the construction of a water evaporation pond was finalized at the mine site. It is located due south of the existing tailings storage facility (TSF-1). The capacity of the evaporation pond is for 523 million gallons of water. The operational level of the evaporation pond is 427 million gallons. It was designed to help increase the storage capacity of the existing TSF-1, has double-leak detection, and utilizes electric Landshark evaporators.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	18-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 18-1: Construction Plan for the TSF-2 and WSF

Existing Mill Facilities
See Figure 14-2 for Details
NORTH
0 800
SCALE IN FEET
TSF1
Existing Smith Mine Haul Road
Existing Evap Pond
WSF
E. Basin
WSF
W. Basin
TSF2
LEGEND
TSF1 = Existing Tailings Storage Facility
TSF2 = Proposed Tailings Storage Facility
WSF = Proposed Water Storage Facility
Evap = Evaporation
Planned Construction in green
Existing Mine Access Road

Yukon-Nevada Gold Corp.	Jerritt Canyon Property Elko County, Nevada	New TSF2 and WSR Construction Plans Date: June 15, 2011 Approved by TJ

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	18-4
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Figure 18-2: Aerial view looking east: graded TSF-2 and partially-lined WSF in late 2011.

Yukon-Nevada Gold Corp.	19-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

19      Market Studies and Contracts

19.1      Market Studies

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Gold prices have increased every year since 2002 and reached record levels in September 2011 when the monthly average price was $1,756 per ounce. The lowest monthly average price during the past year was recorded in January at $1,356 per ounce. Gold prices ended the year at $1,652 per ounce. Monthly average gold prices for the past three years and the 36 month trailing average price are shown in figure 19-1. At the end of 2011 the 36 month trailing average price reached $1,275 per ounce while the 24 month trailing averaged reached $1,400.

Figure 19-1: Monthly Gold Price 2009 - 2011

Markets for doré are readily available. Jerritt Canyon ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	19-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

19.2      Contracts

Jerritt Canyon has operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November, 2009, Small Mine Development (SMD) is under contract to perform mining operations at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first.

The company has entered into two gold loan agreements with Duetsche Bank. The first in August 2011 and the second in February 2012 to secure the capital funding necessary for the Construction of Tailings Storage Facility 2, replacing the ore dryer, purchasing mining equipment and other capital projects. The terms of these agreements have been incorporated into the financial model used for the evaluation of reserves.

In March 2006, an agreement was reached between Queenstake and Newmont whereby a minimum of 500,000 tons of ore per year from Newmont operations will be purchased by Queenstake and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010).

New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allows additional ore deliveries (at no specified quantities) of Newmont ore until December 31, 2011. The Jerritt processing plan does not include any ore purchased from Newmont.

The primary author, Mark Odell, finds the terms of the aforementioned contracts to be within industry standards.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	20-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

20      Environmental Studies, Permitting, and Social or Community Impact

Queenstake has financed the Jerritt Canyon Operations’ reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early September 2011, the surety provided to government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1.

The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$36,407,843.

Permitting activities with the State of Nevada to advance the Starvation Canyon project to an underground mine project have been completed. The Nevada Highway Department may need to be notified because Starvation Canyon ores are planned to be hauled on State Highways to the Jerritt Canyon Processing Facility.

Environmental management systems are in place and there are qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The surety costs for the agency bond for publically-owned lands are calculated under the U.S. Forest Service bonding guidelines and the surety costs for privately-owned lands are calculated under the requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. Queenstake has a policy with the Chartis to fund the closure and reclamation costs, and that policy, with additional cash in a money market account, provides the collateral for the surety that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

  Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and re-vegetated. Most open pits exist in a near-reclaimed state.

  Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.

  Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and re-vegetated.

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John Fox, P. Eng

Yukon-Nevada Gold Corp.	20-2
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  Haul roads and access roads not included in the USFS Travel Management Plan will be re-graded to conform to the original ground contours and re-vegetated. Haul roads that may be left partially reclaimed and permanently open will likely require some level of reclamation to reduce overall road width.

  Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.

  TSF-1 will be closed with the construction of a working platform of rock from the spent heap leach and from the DASH East RDA. The working platform will provide the location of forced evaporation of the free surface water and groundwater seepage from TSF-1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF-1 is closed and seepage ceases.

  Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF-1.

  Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and re-vegetated.

  Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine progresses closer to closure, the overall detail of the closure plan may require refinement.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	21-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

21      Capital and Operating Costs

21.1      Capital Costs

Jerritt Canyon is forecasting an expenditure of $183 million over the coming four and one half year period for mine-related capital items. Underground mine development is the largest capital requirement and accounts for $99.7M of total capital spending. Mining and processing facilities total $53.9M and include $36M for dewatering wells, treatment plant and disposal systems and $12.1M for the completion of Tailings Storage Facility 2. Mining equipment and sustaining capital total $29.2M. A breakdown by area is given in Table 21.1.

Table 21.1: Jerritt Canyon Life of Mine Capital Expenditures ($000’s)

Area	Equipment	Facilities	Mine Development	Total
Smith	0	25,000	45,023	70,023
SSX Complex	5,771	8,000	37,274	51,045
Saval UG	0	300	5,261	5,561
Starvation	9,250	3,460	8,847	21,557
Murray	11,118	5,000	2,742	18,860
Burns Basin			100	100
Mill Creek			200	200
Saval OP			100	100
Wright Window			200	200
Process	2,020			2,020
Administration	1,010			1,010
TSF		12,100		12,100
Total	$29,169	$53,860	$99,747	$182,776

21.2      Operating Costs

Actual operating costs for 2011 were reviewed and form the basis of the processing and administrative cost projections. Processing costs were categorized as variable if it is a function of process throughput or fixed if it is independent of process throughput. Additionally some cost accounts will see an improvement in efficiency with the completion of the plant upgrades and also achieving planned processing rates. As a result of this analysis a linear function relating throughput to processing cost was developed.

Processing Cost US $/Ton= 15.55 + 21,259,000 I tons processed per annum.

An annual plant processing rate of 1,500,000 tons per year yields a unit processing cost of $29.72 / ton. All administrative costs were classified as fixed and totaled $12,515,000 in 2011. At the planned 1.5M tons/year rate this equates to $8.35/ ore ton.

For 2011 off site refining charges averaged $0.40/oz. of recovered gold

The company began using its own crews and equipment for underground mining late in 2011 and does not have sufficient cost history to permit the use of actual cost projections. Practical Mining estimated the underground mining costs using local labor rates and consumable costs and applied these to the cutoff grade calculations and financial modeling. Variations occur in mining costs between the different underground mines is the result of varying proportions of stoping, ore development drifting, backfill volumes, expensed waste drifting and dewatering requirements.

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John Fox, P. Eng

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The contract with Small Mine Development will expire in 2012. Costs for the Smith Mine assume that a new contract will be negotiated with costs similar to existing contract.

Open pit mining costs are based on similar operations and include a premium for employing a contractor to exploit the open pit reserves. The base price for open pit mining is $2.75/ton mined.

Finally ore haulage costs to the process facility were estimated for each deposit using the total haulage distance and grade profile. The average costs over the life of mine for each area are shown in table 21.2.

Table 21.2: Jerritt Canyon Life of Mine Operating Costs (US $/Ore Ton)

Area	Mining	Ore Haulage	Processing	G&A	Total
Underground
Smith	$ 97.46	$ 1.48	$ 31.58	$ 10.04	$ 140.56
SSX Complex	78.57	4.13	30.23	8.64	121.57
Saval UG	87.04	4.62	32.34	10.58	134.57
Starvation	98.06	8.40	30.72	8.93	146.11
Murray	94.67	3.52	31.98	10.24	140.40
Open Pit
Burns Basin	29.67	4.13	29.72	8.34	71.87
Mill Creek	34.02	6.72	31.26	9.25	81.24
Saval OP	45.43	4.16	33.02	10.28	92.89
Wright Window	7.85	3.48	29.74	8.35	49.43
Stockpiles	-	2.85	29.72	8.34	40.92
LOM Average	$ 70.62	$ 3.34	$ 29.72	$ 9.29	$ 112.98

21.3      Cutoff Grades

In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 89.1 % over the 4 ½ year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges and royalties Incremental cutoff grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	21-3
Jerritt Canyon NI 43-101 Technical Report Year End 2011

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cut-off grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Incremental Cut-off grade	=	Remaining Production Costs
(Gold Price – Deducts) x Process Recovery

Tables 21.3 and 21.4 give the cutoff grades calculated for each mining area at both the resource price of $1,400 per ounce and the reserve price of $1,275 per ounce.

Table 21.3: Jerritt Canyon Resource Cutoff Grades at US $1,400/oz.

Material Source	Incremental Cutoff (opt)	Breakeven Cutoff (opt)
Underground
Smith	0.038	0.109
SSX	0.040	0.111
Saval UG	0.040	0.111
Murray	0.040	0.110
Starvation	0.044	0.018
California Mountain	0.038	0.109
Winters Creek	0.038	0.109
Open Pit
Burns Basin	0.040
Mill Creek	0.043
Saval OP	0.040
Wright Window	0.040
Pie Creek	0.042
Road Canyon	0.045

Table 21.4: Jerritt Canyon Reserve Cutoff Grades at US $1,275/oz.

Material Source	Incremental Cutoff (opt)	Breakeven Cutoff (opt)
Underground
Smith	0.042	0.118
SSX	0.044	0.121
Saval UG	0.044	0.121
Murray	0.044	0.120
Starvation	0.048	0.128
Open Pit
Burns Basin	0.044
Mill Creek	0.047
Saval OP	0.044
Wright Window	0.044

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	22-1
Jerritt Canyon NI 43-101 Technical Report Year End 2011

22      Economic Analysis

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan includes an assessment using proven and probable reserves only.

22.1      LoM Plan and Economics

The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis is presented in table 21.1.1 The Smith and SSX mines are both planned to produce 1250 ore tons per day with the Smith mine producing over the entire 4.5 year mine life. The other mines and stockpiles are scheduled to provide the balance of 1.5M tons per year of ore to the process facility.

Table 22.1: Life of Mine Production Schedule

Mine	2012	2013	2114	2015	2016	Total
Smith	449	448	448	446	268	2,057
SSX/Steer/West Mahala	343	456	456	225	-	1,480
Saval UG	-	-	72	62	26	159
Starvation	-	120	120	103	-	343
Murray	-	72	145	145	51	412
Burns Basin	-	349	-	-	-	349
Mill Creek	-	-	100	86	-	186
Saval OP	-	-	-	147	-	147
Wright Window	-	113	-	-	-	113
Stockpile	708	56	39	-	-	803
Total	1,500	1,500	1,498	1,217	343	6,058
Gold Grade (opt)	0.134	0.166	0.182	0.204	0.264	0.175

The income statement, cash flow statement and summary statistics are presented in Tables 22.1.2 through 22.1.4. These tables are produced from the capital and operating costs presented in the previous section and the production schedule given above.

The Jerritt Canyon Mine has a positive cash flow in all years except 2013 which has an increase in capital spending. Since the cash flow is positive in the first year of the plan the internal rate of return is not defined. Other Statistics indicate robust economics at the reserve gold price of $1,275/ounce. The average gold sales price net of the gold loans is $1,097 per ounce.

The gold loans entered into in 2011 and 2012 with Deutsche Bank require repayments to follow a specified schedule. When the gold is delivered, Queenstake will receive the market price less $850 per ounce. The reduction in revenues is reflected as an adjustment to revenue when the gold is delivered to Deutsche Bank. In the financial evaluation the market price is assumed to be the three year trailing average gold price of $1,275 per ounce.

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Yukon-Nevada Gold Corp.	22-2
Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 22.1.2: Income Statement 2012 to 2016 ($000’s)

	2012	2013	2114	2015	2016	Total
Gold Sales	$ 212,804	$ 231,830	$259,746	$ 248,444	$ 103,992	$1,056,817
Operating Costs	(126,962)	(169,276)	(181,321)	(155,898)	(58,564)	(692,021)
G & A Costs	(5,771)	(6,334)	(7,129)	(7,048)	(3,038)	(29,319)
EBITDA	80,071	56,221	71,296	85,497	42,390	335,476
Reclamation Accrual	(586)	(1,269)	(1,601)	(1,332)	(312)	(5,100)
Depreciation	(9,195)	(31,263)	(59,762)	(59,150)	(23,405)	(182,775)
Pre Tax Income	70,291	23,688	9.933	25,015	18,674	147,601
Income Tax	-	(3,101)	(4,414)	(5,103)	(3,619)	(16,238)
Net Income	70,291	20,587	5,518	19,912	15,055	131,363

Queenstake Resources has previous year tax losses to apply against future federal tax liabilities. These losses will be exhausted by year end 2013. Federal taxes are calculated at the 35% US corporate tax rate. The 5% Nevada Net Proceeds tax is included in G&A costs. Payroll, employment taxes and sales taxes are included with labor and supplies costs.

Table 22.1.3: Cash Flow Statement 2012 to 2017 ($000’s)

	2012	2013	2114	2015	2016	2017	Total
Net Income	$ 70,291	20,587	5,518	19912	15,055	-	$ 131,363
Depreciation	9,195	31,263	59,762	59,150	23,405	-	182,775
Reclamation	(2,414)	169	701	1,232	312	-	-
Working Capital	(15,315)	(2,027)	(3,276)	4,035	9,467	7,108	-
Oper. Cash Flow	61,756	49,993	62,714	84,329	48.238	7,108	314.138
Capital Costs	(45,661)	(68,178)	(53,993)	(14,087)	(857)	-	(182,775)
Net Cash Flow	16,096	(18,185)	8,721	70,242	47,381	7,108	131,363

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

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Jerritt Canyon NI 43-101 Technical Report Year End 2011

Table 22.1.4: Key Operating and Financial Statistics

Description	Value
Ore Processed (kt)	6,058
Avg. Gold Grade (OPT)	0.175
Contained Gold (koz)	1,061
Avg. Metallurgical Recovery	89.1%
Recovered Gold (koz)	945
Mine Life (years)	4.5
Cash Cost ($/oz)	$ 763
Total Cost ($/oz.)	$ 962
Avg. Gold Sales Price ($/oz.)	$ 1,097
Payback Period (years)	2.1
Capital Cost ($ Millions)	$182.8
Cash Flow ($ Millions)	$1314
5% Discounted Cash Flow ($ Millions)	$111.9
10% Discounted Cash Flow ($ Millions)	$96.3
Profitability Index	1.6

22.2      Project Sensitivity

The sensitivity of NPV to variations in gold prices, capital and operating costs is shown in figure 22-1. A 12% decrease in gold prices will result in a NPV of zero. However the project is less sensitive to variations in operating or capital costs.

Figure 22-1: NPV Sensitivity

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23      Adjacent Properties

The Big Springs District is located approximately 10 miles north of the Jerritt Canyon property in the northernmost portion of the Independence Mountains, Elko County, Nevada and contains several small NI 43-101 inferred resources (Big Springs, Dorsey Creek, and Mac Ridge) reportedly totaling 1.2 million ounces using a 0.025 opt Au cutoff (Peatfield and Rozelle, 2006). These resources are currently owned by Victoria Gold Corp. The Golden Dome and Jack Creek exploration properties are also located near the Big Springs District.

The Big Springs District was previously operated by former owners and operators at Jerritt Canyon and reportedly produced 386,000 ounces of Au from seven separate open pit deposits (Adams, 1996). A heap leach facility was constructed in 1987 and the first gold pour occurred in September 1987 (Adams, 1996). A 1000 – tpd mill and fluid bed roaster became operational in May of 1989 (Adams, 1996). The deposits are structurally controlled and occur primarily in allochthonous rocks of the Devonian to Permian Schoonover Sequence (Adams, 1996). There is currently no mining activity at the Big Springs District.

The Qualified Person for this report, Mark Odell, has not verified the above resource information for the Big Springs District published by Peatfield and Rozelle (2006). In addition, the information provided in the Technical Report by Peatfield and Rozelle (2006) and in Adams (1996) is not necessarily indicative of the mineralization on the Jerritt Canyon property.

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24      Other Relevant Data and Information

We note that Queenstake has signed an agreement in early 2011 to purchase ore from Newmont that will allow Queenstake to utilize the full capacity of the mill. As the process improvements take effect and the mill capacity exceeds the supply of ores from Jerritt Canyon, processing of Newmont ore will provide additional revenues and lower the overall unit cost for processing and administration.

Queenstake will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon’s resources to reserves. In particular, significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and the continued rise in gold prices above the $1,275 three year trailing average. A significant amount of the future drilling will be targeting these open-pit opportunities.

As underground mining develops new resources and reserves favorable drill platforms are created to explore for and delineate additional resources that that were previously cost prohibitive or unreachable from the existing drill platforms. The reopening of the Murray Mine and subsequent development of new reserves to the west will provide such a platform to explore a potential area extending 2000 feet along strike that has seen little exploration activity.

The authors are not aware of any other relevant data or information not already presented in this report.

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25      Interpretations and Conclusions

Recent improvements to the Jerritt Canyon Roaster Facility have removed some of the limitations on plant throughput and will allow the processing of 1.5M tons per year or more in 2012 and beyond. Production of 1,250 tons per day of ore from each the Smith and SSX mines is the cornerstone of the Life of Mine plan. Additional resources from stockpiles and other mining areas will be required to keep the plant running at designed rates and maintain favorable processing and administration costs.

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

1.

other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2011 drilling program);

2.	purchased ores (e.g. Newmont and others).

The authors consider the Jerritt Canyon mine to be a relatively low-risk project for the next 4.5 years considering the amount of proven and probable reserves currently defined at the Smith and SSX underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies (e.g. Newmont) are currently in place to allow the purchase of additional ores on an as-needed basis to help feed the Jerritt Canyon mill and keep it operating at near full capacity. These additional ore sources must be developed and placed in production in a timely manner to provide a constant supply of the ores necessary to keep the plant operating at planned rates and efficiencies.

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26      Recommendations

26.1      Dewatering

Approximately 183,000 ounces of reserves lie below the water table at the Smith, SSX and Murray mines. Mining of these reserves is planned to begin in 2014. Exploitation of these reserves will require a water management plan that sources all process make up water from the dewatering wells along with water treatment to achieve levels of arsenic, antimony and total dissolved solids acceptable for disposal in a rapid infiltration basin. Final engineering and permitting of these facilities must begin early in 2012 in order to meet the production requirements of the Life of Mine Plan.

26.2      2012 Geological Program

The proposed 2012 Jerritt Canyon geological program will be implemented in one to three separate phases and is summarized in Table 26.1. If all three phases are conducted, the total cost of the geological program is estimated at $7.8 million dollars. The three planned phases of work are contingent on the success of the beginning phases and the level of funding that is allocated. If Phase 1 drilling is completed with successful results (52,000 feet of underground core and surface reverse-circulation drilling), then Phase 2 will be undertaken. In the same way, if Phase 2 is completed with successful results (39,000 feet of surface reverse circulation drilling), then Phase 3 (40,000 feet of surface drilling) will be undertaken. Success will be determined by reviewing the assay results in respect to interpreted geology and mineralization trends. Subsequent analysis will help determine which directions to offset subsequent drilling to target known mineralization.

Drilling will consist of a maximum of 95,000 feet for surface reverse circulation drilling method, and 36,000 feet for underground diamond core drilling method - both of which will target near-mine resource conversion, resource expansion, and exploration. A portion of the surface reverse circulation drilling will focus on stand-alone exploration targets both proximal and distal to existing, and planned, infrastructure. When the potential development of the Starvation Canyon underground mine starts in 2012, further exploration drilling at other targets in the southern part of the Jerritt District will be considered. Underground core drilling will continue at the SSX-Steer and Smith mines throughout 2012.

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Table 26.1: Proposed 2012 Jerritt Canyon Drilling and Geology Program ($M)

Description	Drill Footage	Drilling Budget ($)	Other Budget ($)	Total Budget ($)
Surface Drilling (Phase 1)
Open-Pit Layback	8,000	0.30	-	0.31
Mahala	8,000	0.30	-	0.31

Surface Drilling (Phase 2)			-
Open-Pit Layback	12,000	0.42	-	0.42
Mahala	22,000	1.01	-	1.01
West Starvation	5,000	0.24	-	0.24

Surface Drilling (Phase 3)
Mahala	10,000	0.50	-	0.50
Exploration	30,000	1.50	-	1.50
Surface Total	95,000	3.96	-	4.29
Underground Drilling-SSX & Smith (Phase 1)	36,000	1.61	-	1.61

Operating Expenses	-	-	1.90	1.90

Total (for Phases 1-3)	131,000 ft	$ 5.9	1.90	$7.80

Notes:	(1) Mahala (40,000 feet) targeting West Mahala, East Dash, and ore trend extensions at the Smith Mine;
(2) Open-Pit Layback (20,000 feet) targeting potential pit resource expansion at Burns, Saval, Pie Creek, and possibly WaterPipe;
(3) Exploration targets (35,000 feet) include West Starvation, New Deep (ND) fault, Warm Creek, Coyote, and Murray areas.

The Jerritt Canyon 2012 drill program plan is budgeted for both surface and underground drilling. The surface program will utilize 1 to 2 drilling rigs and is expected to start in early June or July and last 2 to 6 months until mid-December at the latest. An underground diamond drill rig for core is currently active at the Smith mine and will move to SSX later in the summer of 2012. The total surface RC drilling cost on a per foot basis has been budgeted at approximately $47.75 per foot. The direct and indirect cost for underground diamond (core) drilling has been budgeted at $44.75 per foot. All “other” costs related to the core and RC drilling has been accounted for in the drilling costs noted above. Staffing costs are included in the operating expenses and include 3 to 4 full-time geologists, one database and ARCGIS mapping technical person, one part-time geological modeler, one part-time mine design modeler, and corporate geological management.

The primary author and Qualified Person for this technical report, Mark Odell, has reviewed the proposed 2012 geological plan and believes that it is adequate and well planned with estimated costs that are in line with industry standards.

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27      References

Adams, O.F., 1996, Stratigraphy, structure, and exploration potential of the Big Springs gold deposits, Northern Independence Range, Nevada, in Coyner, A.R., and Fahey, P.L., eds., Geology and Ore Deposits of the American Cordillera: Geol. Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 1-13.

Barta, John (June 10, 2011) Personal communication with Mr. John Barta (Queenstake Environmental Manager at the Jerritt Canyon Mine) and Todd Johnson (YNG), June 10, 2011.

Birak, D.J., and Cole, A.P., 1990, Floating recovery function for Cut-off grade analysis, internal Independence Mining Company Inc. memorandum, used in the geological and ore reserves, 3 pp. CIM (November 27, 2010), CIM Definition Standards – For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on November 27, 2010, www.cim.org, 10 pp.

Consent Decree, (October 9, 2009), State of Nevada, Department of Conservation and Natural Resources, Division of Environmental Protection (Plaintiff) v. Queenstake Resources USA Inc (Defendant) – In the Fourth Judicial District Court of the State of Nevada in and for the County of Elko, Attorney General’s Office, Carson City, Nevada, Case No. CV-C-09-86, 43 pp.

Daly, W.E., Doe, T.C., and Loranger, R.J., 1991, Geology of the Northern Independence Mountains, Elko, County, Nevada: in Raines, G.L., Lisle, R.E., Schafer, R.W. Wilkinson, W.H., eds., Geology and Ore Deposits of the Great Basin: Geological Society of Nevada Symposium, Reno, Nevada, Proceedings, p. 583-602.

Eliason, R. and Wilton, T., Relation of Gold Mineralization to Structure in the Jerritt Canyon Mining District, Nevada, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May 2005, p. 335-356.

Hofer, W. (2011), 2011 Jerritt Canyon Geology Exploration budget, filename : Exploration Expenditures 2011 Plan_RevBH010511.xls; finalized by the Jerritt Canyon Chief Mine Geologist; on computer server at Jerritt Mine office.

Hofer, W. (2011b), Year-end 2010 Jerritt stockpile reconciliation worksheets, filename : Jerritt_Stockpiles_2010_yrend_reconciled_bh_Jan27_2011_rev_bh022811.xls; done by the Jerritt Canyon Chief Mine Geologist; on server at Jerritt Mine office.

Jin, H., (January, 16, 2011) Summary of the Jerritt geological database work, internal YNG memorandum, 8pp.

Johnson, T.J., Swanson, K., and Odell, M, 2011 and 2012, NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated on June 28, 2011, as amended on January 6, 2012.

Jones, M., Jerritt Canyon District, Independence Mountains, Elko County, Nevada, Gold’s at Fault, in

Sediment Hosted Gold Deposits of the Independence Range, Nevada, Geological Society of Nevada Symposium 2005, Fieldtrip Guidebook no.8., p.99-122.

McMillin, S.L., 2005, The Discovery, Production, and Continued Exploration of the SSX Mine Area, Jerritt Canyon, Nevada, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., eds., Geological Society of Nevada Symposium 2005: Window to the World, Reno, Nevada, May, 2005, p. 453-468.

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Queenstake Resources USA, Inc., (January 2011), Jerritt Canyon Mine, 2011 budget, Queenstake Staff. Pincock, Allen & Holt (June 2003), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd.

Pincock, Allen & Holt (July 26, 2004), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd., no. 9234.06, 98 pp.

Pincock, Allen & Holt (February 23, 2005), Jerritt Canyon Mine, Elko County, Nevada, Technical Report, prepared for Queenstake Resources Ltd., no. 9234.07, 102 p.

Peatfield, G.R., and Rozelle, J.W., (March 14, 2006), Technical Report on the Big Springs, Mac Ridge, and Dorsey Creek Mineral Properties, Independence Mountains District, Elko County, Nevada, U.S.A., for Gateway Gold Corp., 126 pp.

Queenstake Resources Ltd. (2008) Yukon-Nevada Gold corp. Reports the Receipt of a Stop Order from NDEP, March 12, 2008 Press Release Queenstake Resources US, Inc. and SRK Consulting, Inc., (December 11, 2010), Engineering Design Report – Water Pollution Control Permit NEV0000020 – Major Modification – Jerritt Canyon Mine, Volume 4.

SRK Consulting (US), Inc. (August, 29, 2011), Due Diligence Report, Jerritt Canyon Mine, Elko, Nevada, Report prepared for Deutsche Bank, Project no. 132900.050, 132 pages.

SRK Consulting (US), Inc. (April 16, 2008), NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, NV, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 100p.

SRK Consulting (US), Inc. (April 2007), Queenstake Resources Ltd., NI 43-101 Technical Report, Jerritt Canyon Mine, report number 149204, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 110 pp.

SRK Consulting (US), Inc. (April 2006), Queenstake Resources Ltd., Technical Report, Jerritt Canyon Mine, report number 149203, endorsed by Landy Stinnett (P.E.) as the Qualified Person, 101 pp. SRK Consulting (US), Inc. (September 2003) Jerritt Canyon Mine Tentative Plan for Permanent Closure Attachment 7: 2003 Updated WPCP Renewal Application.

Yukon-Nevada Gold Corp., Management Discussion and Analysis (MDA), August 20, 2008, for the three to six-month period ending June 30, 2008, accessible on http://www.sedar.com, 13pp. Yukon-Nevada Gold Corp., Management Discussion and Analysis (MDA), March 30, 2011, for the year ending December 31, 2010, accessible on http://www.sedar.com, 31pp.

Yukon-Nevada Gold Corp., Form 40-F, United States Securities and Exchange Commission, for the fiscal year December 31, 2010; accessible on http://www.yukon-nevadagoldcorp.com, 203pp.

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28      Glossary

Assay:	The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure:	All other expenditures not classified as operating costs.

Composite:	Combining more than one sample result to give an average result over a larger distance.

Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.

Cutoff Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution:	Waste, which is unavoidably mined with ore.

Dip:	Angle of inclination of a geological feature/rock from the horizontal.

Fault:	The surface of a fracture along which movement has occurred.

Footwall:	The underlying side of an ore body or stope.

Gangue:	Non-valuable components of the ore.

Grade:	The measure of concentration of gold within mineralized rock.

Hanging wall:	The overlying side of an ore body or slope.

Haulage:	A horizontal underground excavation which is used to transport mined ore.

Igneous:	Primary crystalline rock formed by the solidification of magma.

Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Lithological:	Geological description pertaining to different rock types.

LoM Plans:	Life-of-Mine plans.

Material Properties:	Mine properties.

Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

Mineral/Mining Lease:	A lease area for which mineral rights are held.

Mining Assets:	The Material Properties and Significant Exploration Properties.

Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.

Ore Reserve:	See Mineral Reserve.

Pillar:	Rock left behind to help support the excavations in an underground mine.

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Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.

Stope:	Underground void created by mining.

Stratigraphy:	The study of stratified rocks in terms of time and space.

Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.

Sulfide:	A sulfur bearing mineral.

Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.

Thickening:	The process of concentrating solid particles in suspension.

Total Expenditure:	All expenditures including those of an operating and capital nature.

Variogram:	A statistical representation of the characteristics (usually grade).

Abbreviations

The imperial system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold. Tons are imperial containing 2,000 pounds. The following abbreviations are used in this report.

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
amsl	above mean sea level
asb	asbuilt
Au	gold
Au_id3	Au grade estimated by inverse distance cubed
Au_ok	Au grade estimated by ordinary kriging
Au_nn	Au grade estimated by nearest neighbor estimation
Bmf	block model file
°C	degrees Celsius
CIL	carbon-in-leach
Comp	composite
Ddh	diamond drill hole (core)
Dh	drill hole
Dsrm	Roberts Mountain Formation
EL	elevation
°F	degrees Farenheit
FA	fire assay
FM	Formation
ft	foot (feet)
g	gram
G&A	General and administrative (costs)
ID	identification

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Abbreviation	Unit or Term

Ind	indicated
Inf	inferred
IDW	Inverse distance weight (estimation method)
koz	thousand troy ounce
kt	thousand tons
lb	pound
n/a	not applicable
LoM	Life of mine
Meas	measured
NPV	Net present value
Ohc	Hanson Creek unit
Ohc1	Hanson Creek unit 1
Ohc2	Hanson Creek unit 2
Ohc3	Hanson Creek unit 3
Ohc4	Hanson Creek unit 4
opt	ounce per short ton
oz	ounce
PACK	Probability Assigned Constrained Kriging (geostatistical estimation method)
QA/QC	Quality Assurance/Quality Control
RC	reverse circulation drilling
RQD	rock quality description
Rom	run-of-mine
SG	specific gravity
tpd	tons per day
tph	tons per hour
UG	underground

Mineral Resources

The mineral resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (2010) which are recognized by National Instrument 43-101 Guidelines. Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

The mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (2010) which are recognized by National Instrument 43-101 Guidelines. Accordingly, the Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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29      Date and Signature Page

The undersigned prepared this Technical Report, titled: NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA dated 27th day of April, 2012, with an effective date of 31 December 2011, in support of the public disclosure of Mineral Resource estimates for the Jerritt Canyon Property. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Dated this 27th day of April, 2012

Signed “Mark A. Odell”	No. 13708, Nevada
Mark A. Odell, P.E	(Sealed)
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89815, USA
(775) 345-3718
Email: markodell@practicalmining.com

Signed “Michele White”	AIPG No. 11252
Michele White, C.P.G.	(Sealed)
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270 (phone)
Email: aubassoon@aol.ocm

Signed “Karl T. Swanson”	AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076
PO Box 86	(Sealed)
Larkspur, CO 80118, USA
Fax: (501) 638-9162
Email: karl.swanson@yahoo.com

Signed “John Fox”	No. 12578
John Fox, P. Eng.	(Sealed)
Laurion Consulting Inc.
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8
(604) 681-6355
Fax: (604) 681-4415

Mark Odell, P.E., Michele White, CPG, Karl Swanson	Practical Mining LLC	April 27, 2012
John Fox, P. Eng

Appendix A Certificate of Authors and Consent Forms

Mark A. Odell, P.E.
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011:

I, Mark A. Odell, P.E., do hereby certify that:

1)	As of April 27th, 2012, I am a consulting mining engineer at:

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718

2)	I am a Registered Professional Mining Engineer in the State of Nevada (# 13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

3)	I am a graduate of The Colorado School of Mines, Golden, Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

4)	Since 1985, I have been involved with mine engineering and operations for base and precious metals and coal in both surface and underground environments, in the western United States.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

6)

I am a contract consulting engineer for the Issuer and landowner Yukon-Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, 2011 and 2012. I last visited the Jerritt Canyon mine site for one day on February 29, 2012.

7)

I am responsible for the preparation the technical report titled NI 43-101 Technical Report Yukon- Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011, (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009, 2010, and 2011 with my last site visit being on February 29, 2012.

8)

I have previously worked at the Jerritt Canyon Mine as Underground Mining Manager for Queenstake Resources USA, Inc. from July 2003 to June 2005, and again as Mine Superintendent for SSX and Chief Engineer at the Lee Smith Mine from March 2000 to July 2003 for Anglogold Jerritt Canyon Corp.; Most recently I have worked as a consulting Mine Engineer for Queenstake Resources USA, Inc. working on mine designs from early 2009 to the present.

9)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10)

I was paid a daily rate for engineering consulting services performed at the Jerritt Canyon Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”
___________________________
Mark A. Odell, P.E.

Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com

Mark A. Odell, P.E.
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
775-345-3718
markodell@practicalmining.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Mark Odell, P.E., do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated April 27, 2012, with an effective date of December 31, 2011 (the “the Technical Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
Mark Odell, P.E.

Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report,, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011:

I, Michele White, C.P.G., do hereby certify that:

1)	As of April 27th, 2012, I am a consulting geologist and data analyst at:

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270

2)	I am a Registered Professional Geologist in the United States (# 11252) with the American Institute of Professional Geologists.

3)	I am a graduate of The University of Colorado, Boulder, Colorado with a Master of Science Degree in Economic Geology in 1997. I have practiced my profession continuously since 1990.

4)	Since 1990, I have been involved with exploration and mine geology for base and precious metals in both surface and underground environments in the western United States and internationally.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

6)

I am a contract consulting geologist for the Issuer and landowner Yukon-Nevada Gold Corp. and have inspected the Jerritt Canyon property site on numerous occasions in 2009, 2010, and 2011. I last visited the Jerritt Canyon mine site for two days on January 30-31, 2012.

7)

I am responsible for the preparation of Sections 12.3, 14.1. of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of December 31, 2011, (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2009 thru 2011 with my last site visit being on January 30 - 31, 2012.

8)

I have previously worked at the Jerritt Canyon Mine as Data Manager for Queenstake Resources USA, Inc. as a consultant from August 2009 to May 2010, and retained direct hire at the mine from May 2010 to March 2011. I last visited the mine site January 30-31, 2012.

9)	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10)

I was paid a daily rate for data consulting services performed at the Jerritt Canyon Project. I do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

11)	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”
___________________________
Michele White, C.P.G.

All One River, LLC
634 Pulver Rd.
Lake George, CO 80827, USA
(719) 748-3270
aubassoon@aol.com

Michele White, C.P.G.
#11252, American Institute of Professional Geologists
All One River, LLC
634 Pulver Rd.
Lake George, CO 80827
719-748-3270
Aubassoon@aol.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Michele White, C.P.G., do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated April 27, 2012, with an effective date of December 31, 2011 (the “the Technical Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
Michele White, C.P.G.

Karl T. Swanson, SME, MAusIMM
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

CERTIFICATE OF AUTHOR

Re: The NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012 with an effective date of 31 December, 2011:

I, Karl T. Swanson, SME, MAusIMM, do hereby certify that:

1)	As of 27 April, 2012, I am an independent geological and mining engineering consultant at: Karl Swanson PO Box 86 Larkspur, CO 80118, USA

2)

I graduated with a Bachelor of Science degree in Geological Engineering from Colorado School of Mines in 1990. In addition, I obtained a Master of Engineering degree in Mining Engineering from Colorado School of Mines in 1994.

3)	I am a registered member of the Society for Mining, Metallurgy & Exploration (SME) #4043076. I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #304871.

4)	I have worked as a geological and mining engineer for a total of 20 years since my 1990 graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the

Purposes on NI 43-101.

6)

I am responsible for the preparation of section 14 of the technical report titled NI 43-101 Technical Report, Jerritt Canyon Property, Yukon-Nevada Gold Corp., Elko County, Nevada, USA and dated 27 April, 2012, with an effective date of December 31, 2011 (“the Technical Report”) relating to the Jerritt Canyon property. I visited the property on numerous occasions in 2010 and 2011 with my last visit being on February 2, 2012.

7)	I have not had prior involvement with the property that is the subject of the Technical Report.

8)	I am independent of the Issuer within the meaning of Section 1.5 of National Instrument 43-101.

9)

I was paid a daily rate for geological consulting services performed at the Jerritt Canyon Project and do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”
AusIMM No. 304871
Karl T. Swanson, M.Eng., SME, MAusIMM	SME No. 4043076

PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

Karl T. Swanson, SME
PO Box 86
Larkspur, CO 80118, USA
Fax: (501) 638-9162
E:mail: karl.swanson@yahoo.com

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Karl Swanson, SME, MAusIMM, do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, April 27, 2012, with an effective date of December 31, 2011 (the “the Technical Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
Karl Swanson, SME, MAusIMM

CERTIFICATE of AUTHOR

John R.W. Fox, P.Eng
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net

Re: NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012 with an effective date of 31 December, 2011:

I, John R.W. Fox, P.Eng, do hereby certify that:

1)	As of 27 April, 2012, I am a consulting metallurgical engineer at: Laurion Consulting Inc.
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8

2)	I graduated with a Bachelor of Science degree in Applied Minerals Sciences from the University of Leeds (UK) in 1971.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (No. 12578).

4)	I have practiced my profession continuously for a total of 40 years since my 1971 graduation from university.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes on NI 43-101.

6)

I am responsible for the preparation of section 17 of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012 with an effective date of 31 December, 2011 (“the Technical Report”) relating to the Jerritt Canyon property. I last visited the property from October 24 – 29, 2011.

7)	I have had prior involvement with the property that is the subject of the Technical Report.

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9)	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10)

I was paid a daily rate for metallurgical consulting services performed at the Jerritt Canyon Project. As a former Director of Yukon-Nevada Gold Corp. (resigned as of May 13, 2010), I received stock options, some of which are still valid. I am a current shareholder of Yukon-Nevada Gold Corp. I do not have any other interests relating to the project. I do not have any interest in adjoining properties in the Jerritt Canyon project area;

11)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13)

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 27th Day of April 2012.

“Signed”

___________________________
John R.W. Fox, P.Eng

Laurion Consulting Inc
302 – 304 W. Cordova St.
Vancouver, British Columbia, Canada V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net

John R.W. Fox, P.Eng
302 – 304 W. Cordova St.
Vancouver, British Columbia V6B 1E8
(604) 681-6355
Fax: (604) 681-4415
E:mail: laurion@telus.net

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, John Fox, P.Eng, do hereby consent to the public filing of the technical report titled NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, and dated 27 April 2012, with an effective date of 31 December, 2011 (the “Report”) by Yukon-Nevada Gold Corp. (the “Company”) with the Canadian Securities Regulatory Authorities listed above and on SEDAR.

The undersigned consents to the use of any extracts from or a summary of the Report in the news release of the Company dated April 23, 2012 (the “Written Disclosure”).

The undersigned certifies that he has read the Written Disclosure being filed by the Company and that it fairly and accurately represents the information in the sections of the Report for which the undersigned is responsible.

DATED the 27th day of April, 2012.

“Signed”
John Fox, P.Eng